DATED NOVEMBER 2, 2006

MR. DARREN EPSTEIN

MR. DAVID STRELITZ

MR. PAUL FREEDMAN

AND

CORGI INTERNATIONAL LIMITED

SHARE PURCHASE AGREEMENT
RELATING TO THE SALE OF THE
ENTIRE ISSUED SHARE CAPITAL OF
CARDS INC. LIMITED

ORRICK, HERRINGTON & SUTCLIFFE
TOWER 42, LEVEL 35
25 OLD BROAD STREET
LONDON EC2N 1HQ
TEL +44 (0)20 7562 5000
FAX +44 (0)20 7628 0078
WWW.ORRICK.COM

CONTENTS

CLAUSE

1.	Interpretation	4
2.	Conditions	13
3.	Sale and purchase of Sale Shares	15
4.	Consideration	16
5.	Net Asset Value Adjustment	18
6.	Stock Value Adjustment	19
7.	Earnout Adjustment Warranty	20
8.	Set Off Of Claims Against Earn Out Shares	21
9.	Protections for the sellers in relation to the earnout adjustment	23
10.	Completion	24
11.	Merger Agreement and the Sellers’ Right to Terminate	26
12.	Sellers’ Warranties	27
13.	Limitations on Claims	28
14.	Buyer’s Warranties And Undertakings	34
15.	Omitted Intentionally	35
16.	Tax Covenant	35
17.	Restrictions on Sellers	36
18.	Confidentiality and announcements	37
19.	Further assurance	39
20.	Assignment	39
21.	Entire Agreement	39
22.	Variation and Waiver	40
23.	Costs	40
24.	Notices	40
25.	Interest on Late Payment	42
26.	Severance	42
27.	Agreement survives Completion	42
28.	Third Party Rights	43
29.	DE as Agent of the Sellers	43
30.	Successors	44
31.	Counterparts	44
32.	Language	44
33.	Governing law and jurisdiction	44

SCHEDULE

Schedule 1	Particulars of Sellers and Apportionment of Consideration Shares	45

Schedule 2	Company Details	46

Part 1.	Particulars of the Company	46

THIS AGREEMENT is dated November 2, 2006

Parties

(1)	The several persons whose names and addresses are set out in Schedule 1 (Sellers).

(2)
CORGI INTERNATIONAL LIMITED incorporated and registered in Hong Kong with company number 0054202 whose registered office is at Unit 10, 16th Floor, Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China (Buyer).

Background

(A)
Cards Inc. Limited (Company) is a private company limited by shares incorporated in England and has an issued share capital of £100,000 divided into 50,000 A Shares, 35,000 B Shares and 15,000 C Shares. The Sellers are collectively the sole legal and beneficial owners of the share capital of the Company, and the legal and beneficial title to the number of Sale Shares of each of the Sellers is set out opposite their respective names in Schedule 1.

(B)	Further particulars of the Company at the date of this Agreement are set out in Schedule 2.

(C)	The Sellers have agreed to sell and the Buyer has agreed to buy the Sale Shares (as defined below) subject to the terms and conditions of this Agreement.

Agreed terms

1.	Interpretation

1.1	The definitions and rules of interpretation in this clause 1.1 apply in this Agreement, save in respect of Schedule 8.

Accounts: the final financial statements approved by the Board of the Company for the 12 month period ending 31 July 2006, comprising the Balance Sheet, Profit and Loss Account, cash flow statement and statement of retained earnings, but excluding any notes thereto.

Accounts Date: 31 July 2006.

ADR: an American Depositary Receipt issued by the Depositary, each representing ownership in one ADS (as may be adjusted for stock splits, combinations and the like after the date of this Agreement).

ADS: an American Depositary Share, each representing one Buyer Ordinary Share (as may be adjusted for stock splits, combinations and the like after the date of this Agreement).

Affiliate: means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

A Shares: means the A Ordinary Shares of £1 each in the capital of the Company, all of which have been issued and fully paid.

B Shares: means the B Ordinary Shares of £1 each in the capital of the Company, all of which have been issued and fully paid.

Business: the business of the Company, namely the manufacture and sale of trading cards, collectible and gift merchandise, and the distribution of trading cards, trading card games and collectible merchandise.

Business Day: a day (other than a Saturday, Sunday or public holiday) when banks in the City of London, San Francisco and Hong Kong are open for business.

Buyer Disclosure Schedule: the “Parent Disclosure Schedule” as defined in the Merger Agreement subject to the provisions of Schedule 8 of this Agreement.

Buyer Ordinary Shares: the “ordinary shares of HK$0.50 each in the capital of the Buyer, which shall for the avoidance of doubt include such ordinary shares underlying the ADSs.

Buyer’s Solicitors: Orrick, Herrington & Sutcliffe, Tower 42, Level 35, 25 Old Broad Street, London, EC2N 1HQ, UK.

Buyer’s Warranties: the warranties set out in Schedule 8.

CAA 2001: the Capital Allowances Act 2001.

Claim and Substantiated Claim: have the meanings set out respectively in clause 13.

Company: Cards Inc. Limited, a company incorporated and registered in England and Wales with company number 3329087 whose registered office is at Profex House, 25 School Lane, Bushey, WD23 1SS, UK, further details of which are set out in Schedule 2.

Company Indebtedness: all borrowings owed by the Company (including sums due to invoice discounters; factors and the like) at Completion other than the DE Indebtedness;

Companies Acts: the Companies Act 1985 and the Companies Act 1989.

Completion: completion of the sale and purchase of the Sale Shares in accordance with this Agreement.

Completion Accounts: has the meaning set out in paragraph 1 of Part 1 of Schedule 5.

Completion Date: has the meaning given in clause 10.

Completion Exchange Rate: the 6 month average US dollar/pound sterling exchange rate as set out in the Financial Times on the Business Day immediately before Completion.

Completion Fair Market Value: in relation to the Earnout Shares and the Specific Earnout Shares, the market value of such shares as at close of business on the Completion Date, as determined by taking the average of the reported high/low average for the 10 trading days before Completion as verified by the Buyer’s broker.

Conditions: the conditions set out in Schedule 3.

Connected: in relation to a person, has the meaning given in section 839 of the ICTA 1988.

Consideration: has the meaning given in clause 4.

Consideration Shares: Subject to adjustment (a) based upon any stock split, combination or similar transaction affecting ADSs between the date hereof and Completion and (b) as provided in the following paragraph of this definition, the number of ADSs credited as fully paid (rounded down to the nearest whole share) equal to:

(a) (i) the total number of ADSs issued and outstanding or issuable as of Completion, including ADSs issued or issuable upon conversion of all outstanding notes, warrants, stock options, convertible securities, or outstanding rights to receive ADSs or stock appreciation rights (valued at Completion), but excluding the following:

(ii) any ADSs reserved for stock options or other equity compensation not granted at the Effective Time, including stock options to be granted to DE ,

(iii) ADSs issued as payments for expenses for services performed for the benefit of Master Replicas, the Buyer or the Company,

(iv) ADSs issued or issuable in or pursuant to the Financing, and

(v) ADS issued or issuable to pursuant to the Merger Agreement

(such number reached after having excluded (ii), (iii), (iv) and (v) above, the “Buyer Fully Diluted Shares”)

divided by

  (vi) 0.75380203, minus

(b) the number of Buyer Fully Diluted Shares.

Notwithstanding the foregoing, in the event the Financing ADS Price is less than $1.50 ($U.S.) per ADS (as adjusted for any stock split, combination or similar transaction in ADSs between the date hereof and Completion) (such event a “Financing Trigger Event”), then the number of shares of ADS constituting the Consideration Shares as calculated above shall be adjusted by the following formula:

CS(1) =CS(0) + ((1.50-FP)÷1.50) * CS(0)).

Where,

CS(1) is equal to the number of Consideration Shares as adjusted in the event of a Financing Trigger Event rounded to the nearest whole share.

CS(0) is equal to the number of Consideration Shares, without giving effect to the adjustment for a Financing Trigger Event.

FP is equal to the Financing ADS price.

Reference to “FP” and “1.50” in the adjustment formula above shall be appropriately adjusted for any stock split, combination or similar transaction in ADSs between the date hereof and Completion.

For the avoidance of doubt and for illustration, if the Consideration Shares calculated without giving effect to a Financing Trigger Event was 5,000,000 ADSs and the FP was $1.00 per share, then actual Consideration Shares shall equal: CS(1) = 5,000,000 + (.50/1.50*5,000,000) or 6.666,667 ADSs.

Notwithstanding the foregoing adjustment in the number of Consideration Shares to be issued in the event the price of the ADS is below $1.50, in the event Master Replicas pursuant to the Merger Agreement elects to waive all or a portion of the adjusted Merger Consideration as provided in Section 2.1 (h) of the Merger Agreement, then the number of additional Consideration Shares shall automatically be waived to the same extent as Master Replicas waives the adjustment in the Merger Consideration. For instance, for the avoidance of doubt, if the price of the ADS issued in the Financing is $1.35 ($US dollars) per share and Master Replicas elects to limit the adjustment in the Merger Consideration as if the pricing was $1.40 (US dollars) per share, then the foregoing adjustment in Consideration Shares shall be similarly calculated.

Control: in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)	by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b)	by virtue of any powers conferred by the constitutional or corporate documents, regulating that or any other body corporate,

and a Change of Control occurs if a person who controls any body corporate ceases to do so or if another person acquires Control of it.

C Shares: means the C Ordinary Shares of £1 each in the capital of the Company, all of which have been issued and fully paid.

DE: Darren Epstein.

Deductible Amount an amount agreed between the parties or the amount of a Relevant Claim (subject to the limitations (where applicable) imposed by clause 13) which has been notified in writing to the Sellers.

Deed of Assignment: the deed of assignment in the agreed form between DE and the Buyer, pursuant to which on the Completion Date the DE Indebtedness is assigned by DE to the Buyer.

DE Indebtedness: all amounts owed by the Company to DE and liabilities (both ascertained and contingent including future obligations) of the Company to DE existing at Completion.

DE Stock Option: the stock option to be granted to DE pursuant to the Service Contract for 500,000 ADS (as may be adjusted for stock splits, combinations and the like after the date of this Agreement).

Depositary: means The Bank of New York, Tender and Exchange Department, 101 Barclay Street, Receive and Deliver Window, New York, NY 10286, USA.

Director: each person who is a director of the Company, the names of whom are set out in Schedule 2.

Disclosed: fairly and accurately disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Buyer’s or Sellers’ Disclosure Letter (as applicable).

Domain Names: the domain names list at Schedule 2 Part 4.

Earnout Adjustment: the adjustment to be made pursuant to clause 7.

Earnout Shares: the number of ADSs equal to 50% of the Consideration Shares, credited as fully paid, to be allotted and issued by the Depositary to the Escrow Agent pursuant to clause 4.

EBIT: has the meaning given in paragraph 1 of Schedule 6.

Effective Time: the time at which the Merger becomes effective in accordance with Section 1.3 of the Merger Agreement.

Encumbrance: any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, title, retention or any other security agreement or arrangement.

Enlarged Business: has the meaning given in paragraph 1 of Schedule 6.

Environmental Claim: refers to any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, notice of violation, judicial or administrative proceeding, judgment, letter or other communication from any governmental agency, department, bureau, office or other authority, or any third party involving violations of Environmental Laws or Releases of hazardous materials from (i) any assets, properties or business of the Buyer;

(ii) from adjoining properties or businesses; or (iii) from or onto any facilities which received hazardous materials generated by the Buyer.

Environmental Laws: includes the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act ("CAA"), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act ("CWA"), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act ("OSHA"), 29 U.S.C. 655 et seq.; and any other federal, state, local or municipal laws, statutes, regulations, rules or ordinances imposing liability or establishing standards of conduct for protection of the environment.

Escrow Account: being the securities account in which the Earnout Shares shall be held by the Escrow Agent subject to the terms of this Agreement.

Escrow Agent: the escrow agent to be agreed between the parties hereto prior to Completion.

Escrow Letter: the letter in a form to be agreed by the parties hereto to be issued by the Buyer and the Sellers on Completion to the Escrow Agent, pursuant to which the Escrow Agent is entitled to be issued as of Completion and registered as legal owner of the Earnout Shares and the Specific Earnout Shares pursuant to clause 4.3(b).

Financing: the financing proposed by the Buyer in the relation to the Merger Agreement pursuant to which the Buyer shall be entitled to receive at least US$10,000,000 in aggregate gross proceeds.

Financing ADS Price: the US dollar-denominated price per ADS payable by the third party investors in the Financing.

Fiscal Year 08: the 12 month period ending on 31 March 2008.

Fiscal Year 09: the 12 month period ending on 31 March 2009.

FSMA: the Financial Services and Markets Act 2000.

Governmental Entity: any court or tribunal or administrative, governmental or regulatory body, agency or authority.

Group: in relation to a company (wherever incorporated), that company, any company of which it is a Subsidiary (its holding company) and any other Subsidiaries of any such holding company; and each company in a group is a member of the group. Unless the context requires otherwise, the application of the definition of Group to any company at any time will apply to the company as it is at that time.

ICTA 1988: the Income and Corporation Taxes Act 1988.

IHTA 1984: the Inheritance Tax Act 1984.

Initial Consideration Shares: the number of ADSs equal to 50% of the Consideration Shares, credited as fully paid, to be allotted and issued to the Sellers pursuant to clause 4.

Intellectual Property Rights: has the meaning given in paragraph 20 of Part 1 of Schedule 7.

Laws: any applicable law, statute, regulation, ordinance, code, order, decree, ruling or judgment of any jurisdiction which has the force of law in that jurisdiction.

Leading Junior Counsel means a barrister as recognised by the legal profession as having suitable calling and ability to be able to provide an opinion on any Relevant Claim.

Licenses: the licenses or agreements (in writing) under which the Company uses or exploits Intellectual Property Rights owned by a third party or grants the same to a third party in relation to product categories manufactured or licensed by the Company as at Completion, and which (for the purposes of clause 7 only in determining the Revenue generated by the Enlarged Business) shall include:

(a)	such licenses as renewed or extended in duration (but not varied) after Completion; and

(b)	such licenses as validly varied to the extent such variation does not incorporate new product categories

Master Replicas: means the corporation known as Master Replicas Inc. incorporated under the laws of the state of Delaware in the United States of America.

Material Adverse Effect: in respect of any entity and its Subsidiaries, taken as a whole, any change, circumstance or effect that, individually or in the aggregate with all other changes, circumstances and effects, is or would reasonably be likely to be materially adverse to the business, operations, assets, properties, condition (financial, trading or otherwise), profits, and prospects of such entity and its Subsidiaries taken as a whole or provided, however, that, each of the following shall be disregarded for purposes of determining whether a Material Adverse Effect exists: (a) a failure to meet earnings or revenue projections; (b) conditions affecting the collectibles, toys and games industries generally, except to the extent that the applicable entity and its Subsidiaries taken as a whole have been disproportionately affected in a manner that is material and significant; (c) conditions affecting the US or UK economy generally, except to the extent that the applicable entity and its Subsidiaries taken as a whole have been disproportionately affected in a manner that is material and significant; (d) changes in economic, regulatory or political conditions generally, except to the extent that the applicable entity and its Subsidiaries, taken as a whole, have been disproportionately affected in a manner that is material and significant; (e) any fact, circumstance or condition disclosed in the First Disclosure Letter or the Buyer Disclosure

Schedule, as applicable, to the extent such change, effect or circumstance is specifically set forth in the First Disclosure Letter or the Buyer Disclosure Schedule, as applicable, or (f) changes or disruptions arising from the execution of this Agreement and the proposed consummation of the transactions contemplated by this Agreement, including without limitation, any litigation or governmental investigations in respect thereof and the impact of this Agreement on relationships with customers, prospective customers, suppliers, distributors, employees, revenues, sales or orders arising out of or resulting from actions contemplated by the parties hereto in connection with, or which are attributable to, this Agreement and the transactions contemplated hereby.

Merger: the merger the subject of the Merger Agreement, upon its terms and subject to its conditions.

Merger Agreement: the merger agreement dated October 4, 2006 by and among the Buyer, LightSaber Acquisition Corp. (a Delaware corporation and wholly-owned subsidiary of Buyer), and Master Replicas (a Delaware corporation).

Net Asset Value Adjustment: the adjustment to be made pursuant to clause 5.

Previously-owned Land and Buildings: has the meaning given in paragraph 25.1 of Part 1 of Schedule 7.

Product Licenses: those license agreements between the Company and the several third party licensors listed (together with a description of each such product license) in Part 2 of Schedule 2.

Properties: has the meaning given in paragraph 25.1 of Part 1 of Schedule 7.

Release: means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of hazardous materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing hazardous materials) into the environment.

Relevant Claim means a Claim or a Tax Claim.

Reserve Shares means such number of the Earnout Shares and the Specific Earnout Shares as would be required to be sold in the market by the Escrow Agent on 30 June 2009 (or if that is not a Business Day then on the next succeeding Business Day and upon the assumption that buyers could be found for the requisite number thereof on such date) in order to raise a sum in cash equal to the Deductible Amount.

Revenue: has the meaning given in Part 1 of Schedule 6.

Sale Shares: the A Shares, the B Shares and the C Shares.

Sellers’ Disclosure Letter: as the context so admits or requires either or both of the letters from the Sellers to the Buyer to be dated and delivered by the

Sellers to the Buyer as to the first such letter (“the First Disclosure Letter”) on the date hereof and as to the second such letter (“the Second Disclosure Letter”) on the Completion Date and which in each case are described as respectively the First Disclosure Letter and the Second Disclosure Letter, including in each case the respective bundle of documents attached to it (such bundle being the Disclosure Bundle).

Sellers’ Guarantees: the guarantees, indemnities and counter-indemnities given by DE to third-party bankers of the Company in respect of a liability of the Company, as listed in Part 3 of Schedule 2.

Sellers’ Solicitors: Matthew, Arnold & Baldwin, 21 Station Road, Watford, Herts WD17 IHT, UK.

Sellers’ Warranties: the warranties of the Sellers as set out in clauses 7 and 12 and Part 1 of Schedule 7.

Service Contract: the service contract in a form to be agreed by the Buyer and DE and to be entered into at Completion, (incorporating the DE Stock Option), the key terms of which are set out in Schedule 11.

Specific Earnout Shares: 200,000 ADSs credited as fully paid, to be allotted and issued by the Depositary to be released to DE as to 140,000 ADSs at the same time that the Tranche A Shares are transferred to the Sellers pursuant to clause 7.2 and as to 60,000 ADSs at the same time that the Tranche B Shares are transferred to the Sellers pursuant to clause 7.3.

Stock Option Side Letter: the side letter in agreed form relating to the DE Stock Option.

Stock Value Adjustment: the adjustment to be made pursuant to clause 6.

Subsidiary: in relation to a company wherever incorporated (a holding company) means a “subsidiary” as defined in section 736 of the Companies Act 1985 and any other company which is a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company. Unless the context requires otherwise, the application of the definition of Subsidiary to any company at any time will apply to the company as it is at that time.

Tax Covenant: the tax covenant as set out in Schedule 9.

Tax or Taxation: has the meaning given in Schedule 9.

Tax Claim: has the meaning given in clause 13.1.

Tax Warranties: the Warranties in Part 2 of Schedule 7.

Taxation Authority: has the meaning given in Schedule 9.

Taxation Statute: has the meaning given in 9 .

TCGA 1992: the Taxation of Chargeable Gains Act 1992.

TMA 1970: the Taxes Management Act 1970.

Tranche A: The number of ADSs which represent 70% of the Earnout Shares.

Tranche B: The number of ADSs which represent 30% of the Earnout Shares.

Transaction: the transaction contemplated by this Agreement or any part of that transaction.

VATA 1994: the Value Added Tax Act 1994.

1.2	The definitions in paragraph 26 of Schedule 8 shall apply to Schedule 8 only and shall not apply to any other part of this Agreement.

1.3	Clause and schedule headings do not affect the interpretation of this Agreement.

1.4	A person includes any body corporate (wherever incorporated) or unincorporated body.

1.5	Words in the singular include the plural and in the plural include the singular.

1.6	A reference to one gender includes a reference to the other gender.

1.7
A reference to a particular law is a reference to it as it is in force for the time being taking account of any amendment, extension or re-enactment and includes any subordinate legislation for the time being in force made under it but not so as to increase the liability of the Sellers after the date hereof.

1.8	Writing or written includes faxes but not e-mail.

1.9	Documents in agreed form are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification.

1.10
A reference in this Agreement to other documents referred to in this Agreement or similar expression is a reference to the following documents: the Buyer Disclosure Schedule, the Sellers’ Disclosure Letter, the Deed of Assignment and the Stock Option Side Letter.

1.11	References to clauses and schedules are to the clauses and schedules of this Agreement; references to paragraphs are to paragraphs of the relevant schedule.

1.12	Unless otherwise expressly provided, the obligations and liabilities of the Sellers under this Agreement are several and not joint and several.

1.13	Any phrase introduced by the terms including or in particular, or any cognate expression, shall be construed as illustrative and not limiting of any preceding words.

1.14	Reference to this Agreement include this Agreement as amended or varied in accordance with its terms.

2.	Conditions

2.1	Completion of this Agreement is subject to:

(a)	the Conditions in paragraph 1 to paragraph 4 of Schedule 3 being satisfied or waived in accordance with clause 2.7 the date and time provided in clause 2.5; and

(b)	the Conditions in paragraph 5 to paragraph 7 of Schedule 3 being satisfied up to and including the Completion Date or waived in accordance with clause 2.7.

2.2	The Condition in paragraph 3 of Schedule 3 shall in all cases be deemed satisfied immediately prior to the Merger becoming effective in accordance with Delaware Law.

2.3
If any of the Conditions are not satisfied or waived by the date and time referred to in clause 2.1 and clause 2.5 or there is a failure by the Sellers of the undertaking contained in clause 10.3 (which is not waived on or before the date upon which (but for such failure) Completion was due to take place) or the Buyer elects to rescind this Agreement under the provisions of clause 12.7(a) this Agreement shall cease to have effect immediately after that date and time except for:

(a)	the provisions set out in clause 2.4; and

(b)
any rights or liabilities that have accrued under this Agreement other than any such rights or liabilities as are fully extinguished, mitigated or compensated for (as the case may be) by virtue of such termination.

2.4	The following provisions shall continue to have effect, notwithstanding failure to waive or satisfy the Conditions:

(a)	clause 1;

(b)	clause 2.2 and this clause 2.4;

(c)	clause 18;

(d)	clause 21;

(e)	clause 22;

(f)	clause 23;

(g)	clause 24;

(h)	clause 26;

(i)	clause 32; and

(j)	clause 33.

2.5
The Sellers and the Buyer shall use all reasonable endeavours (so far as lies within their respective powers) to procure that the Conditions in paragraph 1 to paragraph 4 of Schedule 3 are satisfied as soon as practicable and in any event no later than 6.00 pm:

(a)	on December 15, 2006 provided that if any Condition which has not been fulfilled or waived prior to December 15, 2006 remains reasonably capable of satisfaction, such date shall be extended to December 31, 2006; or

(b)	at such later time and date as may be agreed in writing by the Sellers and the Buyer.

2.6
The Buyer and the Sellers shall co-operate fully so far as lies within their respective powers) in all actions necessary to procure the satisfaction of the Conditions including, but not limited to, the provision by all parties of all information reasonably necessary to make any notification or filing that the Buyer deems to be necessary or as requested by any relevant authority, keeping all parties informed of the progress of any notification or filing and providing such assistance as may reasonably be required.

2.7
The Buyer may, to such extent as it thinks fit and is legally entitled to do so, waive any of the Conditions in Schedule 3 or any of the obligations of the Sellers under clause 10.3 and Schedule 4, in either such cases by written notice to the Sellers.

2.8
The aggregate liability of the Sellers for claims (including costs and interest arising in connection with such claims) pursuant to clause 2.3(b) shall not exceed £750,000 Provided Always that termination by the Buyer under clause 12.7(a) shall not give rise to any claim in damages or otherwise against the Sellers or any of them unless the Material Adverse Effect relied upon by the Buyer in connection therewith:

(i) arose on or before and ought reasonably to have been disclosed in the First Disclosure Letter; or

(ii) could reasonably have been avoided by the Sellers.

2.9
For the purposes of clause 2.8 references to “costs” means all legal and other professional costs and expenses reasonably incurred by the Buyer in investigating the affairs of the Company in anticipation of and in the negotiation, preparation and performance of this Agreement.

3.	Sale and purchase of Sale Shares

3.1
On the terms of this Agreement and subject to the Conditions, with effect from Completion the Sellers shall sell, and the Buyer shall buy, the Sale Shares with full title guarantee free from all Encumbrances and together with all rights that attach (or may in the future attach) to them including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this Agreement.

3.2
Each of the Sellers severally waives any right of pre-emption or other restriction on transfer in respect of the Sale Shares or any of them conferred on him under the articles of association of the Company or otherwise.

3.3	The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

4.	Consideration

4.1	The total consideration (Consideration) for the sale and transfer of the Sale Shares shall be:

the Consideration Shares which shall be apportioned as follows:

(a)	the Initial Consideration Shares shall represent the consideration for the A Shares;

(b)	the Earnout Shares in Tranche A shall represent the consideration for the B Shares; and

(c)	the Earnout Shares in Tranche B shall represent the consideration for the C Shares.

4.2	The total consideration for the assignment by DE to the Buyer of the DE Indebtedness shall be

(i) the sum of US$220,000 to be satisfied by the Specific Earnout Shares valued for the purposes of this clause only at US$1.10 per share, plus

(ii) the sum of £1 in respect of the balance.

4.3	The Buyer shall satisfy the Consideration and its obligations in relation to the Specific Earnout Shares in accordance with this clause 4 by:

(a)	depositing with the Depositary on Completion the number of Buyer Ordinary Shares underlying the Initial Consideration Shares, the Earnout Shares and the Specific Earnout Shares; and

(b)
issuing the Escrow Agent with a duly executed Escrow Letter on Completion, pursuant to which the Escrow Agent shall be entitled to receive the Earnout Shares and the Specific Earnout Shares, credited as fully paid, by the Depositary which it shall hold as legal nominee for the beneficial owner and where such number of Earnout Shares shall be subject to the Net Asset Value Adjustment, the Stock Value Adjustment and the Earnout Adjustment set out in clauses 5, 6 and 7 and Schedule 5 and Schedule 6.

4.4
The Consideration Shares shall rank pari passu and as a single class from the Effective Time with the existing ADSs issued by the Depositary on behalf of the Buyer and shall carry the right to recover in full all dividends and other distributions declared, made or paid after the Effective Time.

4.5
The Earnout Shares and the Specific Earnout Shares shall be issued into the name of the Escrow Agent pursuant to clause 4.3(b) as nominee legal owner. The Sellers shall be the beneficial owners to such Earnout Shares, in the proportions set out in Schedule 1 and DE shall be the sole beneficial owner of the Specific Earnout Shares, subject to the terms of this Agreement.

4.6	The Buyer undertakes to procure the issuance of such number of ADRs representing the relevant proportion of Consideration Shares to be issued to each Seller and the Escrow Agent as soon as practicable after the Effective Time and in any event no later than thirty (30) Business Days following the Effective Time.

4.7
DE undertakes that he shall not, during a period of 120 days after Completion, without the prior written consent of the Buyer, dispose of or create any Encumbrance (or agree to do so) over any of the ADSs, the Consideration Shares or the Buyer Ordinary Shares underlying such Consideration Shares.

4.8	Clause 4.7 shall not prevent DE from disposing of any Consideration Shares held by him (and the related ADRs and Buyer Ordinary Shares) in the following circumstances:

(a)
where such disposal is made in the acceptance of any legitimate offer made by any third party for the entire Buyer Ordinary Share capital or ADS capital (other than any share capital owned by the offeror or any concert party of the offeror) which is recommended by a majority of the board of directors of the Buyer; or

(b)
where such disposal is made in the execution of an irrevocable commitment to accept an offer for the entire Buyer Ordinary Share capital or ADS capital (other than any share capital owned by the offeror or any concert party of the offeror) which is recommended by a majority of the board of directors of the Buyer; or

(c)
where such disposal is made pursuant to an offer by the Buyer to purchase its own shares which is made on identical terms to all holders of Buyer Ordinary Shares or ADSs and otherwise complies with all applicable Laws; or

(d)
where (whether inter vivos or by testamentary disposition or on intestacy) the disposal is made to a member of his family or to trustees of any trust, the principal beneficiaries of which are exclusively himself and/or members of his family, provided that in each case such disposal is made after notification to the Buyer, and the transferee of the shares agrees with the Buyer (in terms reasonably acceptable to the Buyer) to be bound by the terms of clause 4.7 in respect of the residue of the period referred to in that clause.

4.9
For the purposes of clauses 4.4 and 4.5, Consideration Shares shall include any shares held by, or on behalf of, DE arising out of the consolidation, conversion or subdivision of Consideration Shares or Buyer Ordinary Shares and any shares acquired by reference to the Consideration Shares or Buyer Ordinary Shares, whether by way of bonus or rights issue, pre-emption right or otherwise or in exchange or substitution for any such Consideration Shares or Buyer Ordinary Shares.

4.10	The Buyer shall not unreasonably withhold its consent to any disposal of Consideration Shares to the extent that the sale proceeds (net of incidental costs) are required to meet any liability of any of the Sellers arising out of any Claim.

4.11
The ADSs to be issued pursuant to this Agreement shall not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption contained in Section 4(2) of the Securities Act and Regulation S (“Regulation S”) promulgated thereunder and in reliance upon the undertakings of the Sellers contained in clause 4.12.

The certificates representing the ADSs issued pursuant to this Agreement shall bear a restrictive legend or legends (and stop transfer orders shall be placed against the transfer thereof with the Buyer’s transfer agent), stating substantially as follows:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED, TRANSFERRED, DELIVERED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE REQUIREMENTS OF THE ACT, PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT OR IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE ACT.

Any legend required by the securities laws of any state or any other jurisdiction and a legend referring to the lock-up provisions herein.

4.12
For a period of 40 days following Completion, the Sellers will resell the ADSs comprised in the Initial Consideration Shares only: (i) pursuant to registration of the ADSs under the Securities Act, (ii) in offshore transactions outside the United States in accordance with Rule 903 or 904 of Regulation S promulgated under the Securities Act, and (iii) pursuant to another available exemption from the registration requirements of the Securities Act; and the Sellers will not engage in hedging transactions with regard to ADSs unless in compliance with the Securities Act;

The Sellers acknowledge that the Buyer is required pursuant to Regulation S to refuse to register the transfer of any Shares in violation of the restrictions stated above, as the case may be, and any certificate representing the ADS may bear a legend containing the restrictions stated in clause 4.11.

5.	Net Asset Value Adjustment

5.1	In this agreement Actual Net Asset Value and Target Net Asset Value have the meanings given in paragraph 1 of Part 1 of Schedule 5.

5.2	In this clause 5, “Allowance” means the sum of £250,000.

5.3	The Sellers undertake and warrant to the Buyer that Actual Net Asset Value shall be at least equal to Target Net Asset Value.

5.4	Actual Net Asset Value shall be determined by reference to the Completion Accounts which shall be prepared and agreed or determined (as the case may be) in accordance with Schedule 5.

5.5	If Actual Net Asset Value is equal to or greater than a sum equal to Target Net Asset Value less the Allowance then there shall be no Net Asset Value Adjustment.

5.6
If Actual Net Asset Value is less than a sum equal to Target Net Asset Value less the Allowance then the Consideration shall be adjusted in accordance with clause 5.7 by a sum (“the Asset Shortfall”) equal to the amount by which Actual Net Asset Value falls short of the sum equal to Target Net Asset Value less the Allowance.

5.7	Within 5 Business Days of agreement or determination of the Completion Accounts in accordance with the provisions of Schedule 5, the Buyer shall be entitled to instruct the Escrow Agent in writing to:

(a)
sell in the market within a 30 day period or such longer period as the parties may agree to minimise the effect of the disposal on the share price of the Buyer such number of Earnout Shares and the Specific Earnout Shares as shall be required to produce a cash sum equal to the Asset Shortfall in immediately available funds provided that the Sellers shall not be liable to pay interest in respect of any delay in paying the Asset Shortfall caused by the Buyer choosing to delay the sale of the Earnout Shares and the Specific Earnout Shares; and

(b)	pay such Asset Shortfall amount to the Buyer (to such bank account and in such currency as the Buyer shall notify to the Escrow Agent in writing.)

6.	Stock Value Adjustment

6.1	In this agreement Stock Value has the meaning given in paragraph 1 of Part 1 of Schedule 5.

6.2	The Sellers undertake and warrant to the Buyer that the Stock Value shall be at least equal to £3,870,000.

6.3
If the Stock Value is determined in accordance with Schedule 5 to be less than £3,870,000, then the Consideration shall be adjusted by an amount equal to such stock shortfall (Stock Shortfall) in accordance with clause 6.3.

6.4	Within 5 Business Days of agreement or determination of the Completion Accounts in accordance with the provisions of Schedule 5, the Buyer shall be entitled to instruct the Escrow Agent in writing to:

(a)
sell in the market within a 30 day period or such longer period of time as the parties may agree to minimise the effect of the disposal on the share price of the Buyer such number of Earnout Shares and the Specific Earnout Shares as shall be required to produce a cash sum equal to the Stock Shortfall in immediately available funds provided that the Sellers shall not be liable to pay interest in respect of any delay in paying the Stock Shortfall caused by the Buyer choosing to delay the sale of the Earnout Shares and the Specific Earnout Shares; and

(b)	pay such Stock Shortfall amount to the Buyer (to such bank account and in such currency as the Buyer shall notify to the Escrow Agent in writing).

7.	Earnout Adjustment Warranty

7.1
The Sellers undertake and warrant to the Buyer that the revenue of the Enlarged Business and the EBIT of the Company shall meet both the following (i) target Revenue and (ii) target EBIT values (together for each, an Earnings Trigger) in the relevant Fiscal Year:

(a)	in Fiscal Year 08;

(i) the Revenue shall be no less than US$37,500,000; and

(ii) the EBIT of the Company shall be no less than US$7,500,000,

and

(b)	in Fiscal Year 09;

(i) the Revenue shall be no less than US$54,000,000; and

(ii) the EBIT of the Company shall be no less than US$10,000,000.

7.2
In the event that the Earnings Trigger is met for Fiscal Year 08 in accordance with this clause 7 and Schedule 6, provided that the Sellers have not been notified of any Claim pursuant to clause 12 that has not been settled at such time, the Escrow Agent shall be instructed by the Buyer and the Sellers jointly, as soon as practicable thereafter, to transfer to the Sellers, in the proportions set out in Schedule 1, such number of Earnout Shares equal to Tranche A, together with the relevant number of the Specific Earnout Shares.

7.3
In the event that the Earnings Trigger is met for the Fiscal Year 09 in accordance with this clause 7 and Schedule 6, provided that the Sellers have not been notified of any Claim pursuant to clause 12 that has not been settled at such time, the Escrow Agent shall be instructed by the Buyer and the Seller jointly, as soon as practicable thereafter, to transfer to the Sellers, in the proportions set out in Schedule 1, such number of Earnout Shares equal to Tranche B less any shares sold pursuant to clause 7.5, together with the relevant number of the Specific Earnout Shares.

7.4
In the event that any of the Earnings Triggers are not met in respect of either or both of the Fiscal Years 08 or 09 then (in full satisfaction of claims by the Buyer) the Escrow Agent shall be directed to sell, on respectively 30 June 2008 and/or 30 June 2009 (as appropriate), in the market within a 30 day period or such longer period of time as the parties may agree to minimise the effect of the disposal on the share price of the Buyer a sufficient number of the Earnout Shares in the relevant Tranche to enable the Sellers to pay to the Buyer a sum equal to the Completion Fair Market Value of all the Earnout Shares and the Specific Earnout Shares in such Tranche, provided that the Sellers shall not be liable to pay interest in respect of any delay caused by the Buyer choosing to delay the sale of the Earnout Shares and the Specific Earnout Shares.

7.5
If a Substantiated Claim arises prior to 30 June 2009 then, at such time, the Escrow Agent shall be directed to sell in the market such number of Earnout Shares and the Specific Earnout Shares then held in the Escrow Account to realize the amount due to the Buyer under such Substantiated Claim and to make payment of such amounts soon as practicable.

7.6
Notwithstanding the provisions of clauses 7.4 and 7.5, if the Buyer becomes entitled to a Stock Value Adjustment the same shall be met first out of Tranche A and the Specific Earnout Shares released pursuant to clause 7.2 and so that the Escrow Agent shall be directed to sell in the market a sufficient number of the Earnout Shares in Tranche A to enable the Sellers to pay to the Buyer the sum due pursuant to clause 6.4.

7.7
Subject to clause 8, if there are Earnout Shares remaining in the Escrow Account on 30 June 2009 then the Escrow Agent shall be directed to transfer such remaining number of Earnout Shares into the name of the Sellers in the proportions set out in Schedule 1, and distribute to the Sellers, in the same proportions, all cash (if any) derived from the holding in such Earnout Shares held by the Escrow Agent and if there are Specific Earnout Shares remaining in the Escrow Account on 30 June 2009, then the Escrow Agent shall be directed to transfer such remaining Specific Earnout Shares into DE’s name and to distribute to DE all cash (if any) derived from the holding of such Specific Earnout Shares held by the Escrow Agent.

7.8
Subject to the provisions of clause 8, the Buyer shall procure the release of the Earnout Shares in accordance with clause 7.7 without any right to retain or prevent the release of such Earnout Shares to the Sellers whether by way of security for claims of any kind or otherwise.

8.	Set Off Of Claims Against Earn Out Shares

8.1
Subject to the provisions of this clause 8, the Buyer shall be entitled to direct the Escrow Agent to retain Reserve Shares after 30 June 2009 in the circumstances and subject to the remaining provisions of this clause 8.

8.2	Unless otherwise agreed by the parties Reserve Shares shall not be retained by the Escrow Agent after 30 June 2009 pursuant to clause 8.1 above, unless prior to such date:

(a)	the Buyer has served notice in writing upon the Sellers under clause 13.9 in respect of a Relevant Claim; and

(b)	the Buyer has obtained the opinion of a Leading Junior Counsel in respect of the Relevant Claim in question or, in the event that the

Relevant Claim in question relates to an accounting or taxation matter, a partner in an international firm of chartered accountants with experience in the relevant area (in each case as expert and not as arbitrator (“the Expert”), that in his opinion the Buyer is likely to succeed in establishing its claim on the basis of the information presented to him.

8.3
For the avoidance of doubt, such Expert, shall be selected by agreement between the Buyer and the Sellers or, failing agreement within 5 Business Days upon the application of either the Buyer or either of the Sellers, by the Chairman for the time being of the Bar Council or, as appropriate, by the President for the time being of the Institute of Chartered Accountants in England and Wales.

8.4
The Expert so appointed shall receive submissions from the parties in such form as he may request and shall make such submissions available to the other parties and shall allow each party to submit one set of counter submissions in reply. He shall act as expert and not arbitrator and shall not be required to make findings of fact or ruling as to matters of law. The Sellers and the Buyer shall jointly instruct such Expert to provide his opinion and specification of amount, within two weeks of closing submissions.

8.5
In the event that the Buyer obtains such an opinion such amount as the Expert shall specify as being a reasonable and prudent amount (but making no allowance for interest and costs) in respect of the amount claimed shall be the Deductible Amount but for the avoidance of doubt and unless otherwise agreed between the parties, in any other case the Deductible Amount shall be zero.

8.6
In the event that an opinion in respect of a Deductible Amount has been sought pursuant to clause 8.2 but not yet provided on 30 June 2009 then the Buyer shall be entitled to postpone the transfer of the Earnout Shares and the Specific Earnout Shares pursuant to clause 7.7 by not more than 20 Business Days to allow determination of the Deductible Amount (if any).

8.7	The opinion and/or specification of Deductible Amount provided by the Expert, shall save in the case of manifest error, be final and binding on the parties for the purposes specified in this clause.

8.8
If the Buyer shall be entitled to direct the Escrow Agent to retain Reserve Shares then unless the applicable Relevant Claim or Relevant Claims are earlier compromised or settled between the Buyer and the Sellers, the Buyer must issue proceedings against the Sellers in respect thereof not later than 31 March 2010 and in default the Deductible Amount with interest (“Interest Rate”) equal to LIBOR accruing daily (from 1 April 2010 to date of payment and as well after as before judgment) shall be a debt due from the Buyer to the Sellers to be paid forthwith or to the extent possible, settled by the transfer to the Sellers of the Reserve Shares to represent a sum equal to the Deductible Amount, but without prejudice to all other rights and remedies available to the Buyer with respect to the said Relevant Claim.

8.9
Upon the liability of the Sellers in respect of the Relevant Claim in question being agreed between the Buyer and the Sellers or judicially determined then within 5 Business Days of such agreement or determination the Buyer shall direct the Escrow Agent forthwith to sell in the market all the Reserve Shares and to pay the proceeds (“the Proceeds”) thereof to the Buyer or to the Sellers such that if the liability of the Sellers in respect of the Relevant Claim:

(a)
is nil or (as the case may be) less than the Proceeds, then the Buyer shall receive on behalf of the Sellers such proportion of the Proceeds as shall be equal to the amount found to be due (if any) to the Buyer in relation to the Relevant Claim and the balance (if any) shall be paid to the Sellers; or

(b)	is equal to or more than the Proceeds, then the whole amount of the Proceeds shall be released to and retained by the Buyer absolutely and (in either such case) the Consideration shall be deemed reduced accordingly but without prejudice to all other rights of the Buyer in connection with the Relevant Claim.

8.10	The costs of the Expert shall be borne:

(a)	by the Sellers; if the Sellers are found to be liable for the Relevant Claim in a sum at least equal to the Deductible Amount; and

(b)	by the Buyer; in any other case.

9.	Protections for the sellers in relation to the earnout adjustment

9.1
The Buyer undertakes to the Sellers that for the period from the Completion Date until 31 March 2009 it shall not change the Fiscal Year of the Buyer or any Group Company nor take any action with the intention or intended effect of reducing Revenue and/or EBIT and (without prejudice to the generality of the foregoing) during such period it shall exercise its powers in relation to the Enlarged Business and its rights as the beneficial owner of the whole of the issued share capital of the Company to ensure that:-

(a)
Subject to clause 9.1(b) no part of the issued share capital of the Company shall be sold or otherwise disposed of legally or beneficially (save as may be permitted by clause 18) if such sale shall result in the relevant company ceasing to be an Affiliate of the Buyer;

(b)
the Enlarged Business shall be carried on in the ordinary course and the Company shall not be required to make and shall not make a material change to the nature or scope of the Enlarged Business or its trading activities PROVIDED THAT nothing herein contained shall be construed so as to inhibit the development or expansion of the Enlarged Business into areas other than those in which the Business operates on the date hereof;

(c)
the Enlarged Business (including without limitation transactions with any member of the Buyer’s Group) shall be carried on commercially reasonable terms and in the ordinary course and for benefit of the Company and all goods or services provided by the Enlarged Business to any member of the Buyer’s Group shall be supplied on normal arms length terms;

(d)
subject to clause 9.2 neither the Company nor the Buyer (as the case may be) shall dispose of or grant any interest in the whole or a substantial part of the Business or the business of Master Replicas or its associated undertakings or assets;

(e)
DE shall be permitted to devote substantially all of his time and attention to the Enlarged Business subject to, and in accordance with the terms of his Service Contract, and for so long as DE is an employee of the Company or other member of the Buyer Group DE shall be permitted to remain as a board member of the Buyer and a member of senior management of the Company; and

(f)	subject to clause 9.2, the employment of DE shall not be terminated by reasons of redundancy.

9.2	Notwithstanding the foregoing provisions of this clause 9:

(a)
nothing herein contained shall be construed so as to prevent or inhibit or limit the power and ability of the Buyer and its Group companies to promote the proper management of the Buyer’s Group (including the Company) with a view to profit and so that in its sole discretion, the Buyer may (i) terminate, sell, assign, transfer or liquidate any unprofitable product line or element of the Business (ii) transfer the shares of the Company or its business and assets within the Enlarged Group for the purposes of a corporate restructuring; and (iii) enter into joint ventures with, or issue capital stock or ADSs to, third parties; and

(b)
subject always to the provisions of clause 9.2(a), if the Buyer shall nevertheless do any act or thing which shall be in contravention of clause 9.1 then with effect from the date (“the Relevant Date”) upon which a breach of any such sub-clause shall occur provided that prior to the date of such breach the Sellers are able to evidence that on the balance of probabilities the Enlarged Business was more likely than not to reach the relevant Earnings Trigger:

(i) (if the Relevant Date shall occur on or before 31 March 2008); both Earnings Triggers; and

(ii) (if the Relevant Date shall occur) after 1 April 2008 but on or before 31st March 2009) the Earnings Trigger for the Fiscal Year 09

shall be deemed satisfied in full and the provisions of respectively clause 7.2 and/or (as the case may be) clause 7.3 shall take effect as fully and effectively in all respects as if the provisions of respectively clause 7.1(a) and/or (as the case may be) clause 7.1(b) had been satisfied on the dates specified therefor in each such sub-clause.

10.	Completion

10.1	Completion shall take place on the Completion Date:

(a)	at the offices of the Buyer’s Solicitor; or

(b)	at any other place or time as agreed in writing by the Sellers and the Buyer.

10.2	Completion Date means the Business Day falling 3 Business Days after:

(a)
the date on which the Conditions in paragraph 1 to paragraph 4 of Schedule 3 have been satisfied or waived in accordance with clause 2 or any other date agreed in writing by the Sellers and the Buyer provided that upon such date all such Conditions have been fully satisfied or waived by the parties; and

(b)	if Completion is deferred in accordance with clause 10.6, means the date to which it is deferred.

10.3
The Sellers undertake to the Buyer that the Business shall be conducted in the manner provided in Part 1 of Schedule 4 from the date of this Agreement until Completion and give the Buyer the undertakings set out in that Schedule.

10.4	At Completion, the Sellers shall:

(a)	deliver or cause to be delivered the documents and evidence set out in Part 2 of Schedule 4;

(b)	procure that a board meeting of the Company is held at which the matters identified in Part 3 of Schedule 4 are carried out; and

(c)	deliver any other documents referred to in this Agreement as being required to be delivered by them on the Completion Date.

10.5	At Completion, the Buyer shall:

(a)	issue the Escrow Letter, duly executed, to the Escrow Agent and otherwise in accordance with clause 4;

(b)	deposit with the Depositary the number of Buyer Ordinary Shares underlying the Initial Consideration Shares, the Earnout Shares and the Specific Earnout Shares;

(c)	deliver or cause to be delivered the documents set out in Part 4 of Schedule 4;

(d)
deliver certified copy resolutions (i) adopted by the board of directors of the Buyer authorising the Transaction and the execution and delivery by the officers specified in the resolution of this Agreement, and (ii) (if necessary) of the shareholders of the Buyer in general meeting for the creation and issue of the Consideration Shares and the Specific Earnout Shares; and

(e)	deliver any other documents referred to in this Agreement as being required to be delivered by it on the Completion Date.

10.6	Subject to clause 10.8 if the Sellers do not comply with clause 10.4 in any material respect, (other than by reason of a material default by the Buyer in complying with its obligations under clause 10.5) the Buyer may, without prejudice to any other rights it has:

(a)	proceed to Completion; or

(b)	defer Completion to a date no more than 28 days after the date on which Completion would otherwise have taken place; or

(c)	rescind this Agreement.

10.7	The Buyer may defer Completion under clause 10.6 only once, but otherwise this clause 5 applies to a Completion deferred under that clause as it applies to a Completion that has not been deferred.

10.8
If the Buyer does not comply with clause 10.5 in any material respect (other than by reason of a material default by the Seller in complying with their obligations under clause 10.4) then the Sellers may, without prejudice to all other rights they may have;

(a)	(where practicable) proceed to Completion;

(b)	defer Completion; or

(c)	rescind the Agreement.

10.9	The Sellers may defer Completion under clause 10.8 only once, but otherwise this clause 10 applies to a Completion deferred under that clause as it applies to a Completion that has not been deferred.

10.10
As soon as possible (and in any event no later than thirty (30) days) after Completion the Sellers shall send to the Buyer (at the Buyer’s registered office for the time being) all records, correspondence, documents, files, memoranda and other papers relating to the Company not required to be delivered at Completion and which are not kept at any of the Properties.

11.	Merger Agreement and the Sellers’ Right to Terminate

11.1	The Buyer shall procure that the number of shares in the Buyer to be issued pursuant to the Merger Agreement shall not be varied prior to Completion without the prior written consent of the Sellers.

11.2
In the event that the Merger does not, for whatever reason, become effective in accordance with the Laws of the State of Delaware, USA, within two Business Days following (but not including), the Completion Date (End Date), the Sellers jointly may by written notice given jointly to the Buyer at any time during the period of seven Business Days immediately following the End Date rescind this Agreement and all other documents referred to in this Agreement.

11.3
In the event of a rescission of this Agreement in accordance with clause 11.2, neither the Buyer nor the Sellers shall have any claim of any nature whatsoever against the other under this Agreement or the other documents referred to in this Agreement.

12.	Sellers’ Warranties

12.1	The Sellers warrant to the Buyer that each Sellers’ Warranty is true on the date of this Agreement except as Disclosed.

12.2
If at any time before or at Completion the Sellers or any of them become aware that a Sellers’ Warranty has been breached, or has a reasonable expectation that a Sellers’ Warranty might be breached, they shall immediately:

(a)	notify the Buyer in sufficient detail to enable the Buyer to make an accurate assessment of the situation; and

(b)	if requested by the Buyer, use all reasonable endeavours to prevent or remedy the notified occurrence.

12.3
If at any time before or at Completion it becomes apparent that a Sellers’ Warranty has been breached, or that the Sellers have breached any other term of this Agreement that is material to the sale of the Sale Shares in either case, then (unless the Sellers shall have remedied the same) in the case only of a breach giving rise to a right of reason at common law, the Buyer may (without prejudice to any other rights it may have in relation to the breach):

(a)	rescind this Agreement by notice to the Sellers; or

(b)	proceed to Completion.

12.4
Unless expressly provided to the contrary, Sellers’ Warranties qualified by the expression “so far as the Sellers are aware” (or any similar expression) are deemed to be given to the best of the knowledge, information and belief of any of the Sellers after they have made all due and careful enquiry of Charles Gaskin, Mark Andrews, Mark Hillier and Richard Lawson and of Baker Tilly.

12.5	Each of the Sellers’ Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Sellers’ Warranty or any other provision in this Agreement.

12.6
The Sellers Warranties shall be deemed repeated on the Completion Date subject to the Second Disclosure Letter and the Sellers shall deliver the signed Second Disclosure Letter no later than 3 Business Days prior to the Completion Date.

12.7
If in the reasonable opinion of the Buyer the Second Disclosure Letter refers to a fact or matter which a reasonable and prudent purchaser of the Sale Shares would be likely to consider to represent a Material Adverse Effect (which was not referred to in the First Disclosure Letter (an “Additional Fact”)) it shall be entitled by notice in writing to:

(a)
rescind this Agreement whereupon the same shall be at an end and of no further force and effect and subject to the provisions of clause 2.8 neither party shall have any claim against the other in connection therewith; or

(b)	inform the Sellers that it shall proceed to Completion, but shall reserve its right to bring a claim for breach of Warranty in respect of such Additional Fact,

PROVIDED THAT IF the Buyer shall be or become aware before Completion of any fact or matter of such significance as to give rise to a right of revocation on its part then (unless it elects to rescind this Agreement in reliance upon any other provision of this Agreement) it shall notify the Sellers of such fact or matter and (as applicable) shall permit them a reasonable opportunity to amend the Second Disclosure Letter to reflect such fact or matter. If necessary, the Completion Date shall be postponed by up to 10 Business Days to allow for such amended Second Disclosure Letter to be prepared by the Sellers and delivered to the Buyer.

12.8
Except for the matters Disclosed (other than any Additional Fact) no information of which the Buyer and/or its agents and/or advisers has knowledge (actual, constructive or imputed), or which could have been discovered (whether by investigation made by the Buyer or made on its behalf), shall prejudice or prevent any Claim or reduce any amount recoverable thereunder.

12.9
The Sellers agree that any information supplied by the Company or by or on behalf of any of the employees, directors, agents or officers of the Company and any of the Subsidiaries (Officers) to the Sellers or their advisers in connection with the Sellers’ Warranties, the information Disclosed in the Sellers’ Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Sellers, and the Sellers hereby undertake to the Buyer and to the Company and each Officer that they waive any and all claims which they might otherwise have against any of them in respect of such claims.

13.	Limitations on Claims

13.1	The definitions and rules of interpretation in this clause 13.1 apply in this Agreement.

Claim: a claim for breach of any of the Sellers’ Warranties.

Substantiated Claim: a Claim, or Tax Claim in respect of which liability is admitted by the party against whom such Claim is brought, or which has been adjudicated on by a court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal.

Tax Claim: a claim for breach of Tax Warranty or any claim under of the Tax Covenant.

A Claim is connected with another Claim or Substantiated Claim if they all arise out of the occurrence of the same event or relate to the same subject matter.

13.2	This clause 13 limits the liability of the Sellers in relation to any Claim and any Tax Claim.

13.3
No Claim shall be made by the Buyer against the Sellers and the Sellers shall have no liability to the Buyer under this agreement (including the Warranties but excluding the Tax Covenant) in respect of any matter or liability to the extent that such matter or liability:

(a)	has been paid or satisfied on or before Completion to the extent reflected in the Accounts or the Completion Accounts;

(b)
for which provision or reserve is made or which is specifically allowed or provided for or reserved in the Accounts or the Completion Accounts or has been included in calculating creditors or deducted in calculating debtors in the Completion Accounts or to the extent such matter was specifically referred to in the notes to the Accounts or the Completion Accounts;

(c)	relates to the value of Stock on the Completion Date and is compensated for under the provisions of the clause 6 Stock Value Adjustment;

(d)	has been recovered under the Tax Covenant;

(e)	arises or is increased:-

(i)	from a voluntary act or omission of the Buyer after Completion other than in the ordinary course of business;

(ii)	as a result of any increase in rates of Tax since the Completion Date; or

(iii)
wholly or partly as a result of any change in enactment, law, regulation, directive, requirement or any practice of any government, government department or agency or regulatory body (including extra-statutory concessions of the Inland Revenue) after the Completion Date whether or not having retrospective effect.

(f)	resulting from or incurred by a change after Completion in the accounting policies or practices of the Buyer or the Company.

(g)
which would not have arisen or would have been reduced (to the extent of the relevant reduction) or eliminated but for the failure or omission on the part of the Company or the Buyer to make any claim, election, surrender or disclaimer or to give any notice or consent or to do any other thing under the provisions of any legislation after Completion the making giving or doing of which was taken into account in computing any provision in the Completion Accounts;

(h)	to the extent that loss or liability is recoverable under a policy of insurance of the Company or the Buyer;

(i)
which is contingent only unless and until that contingent liability becomes an actual liability and is due for payment, but this paragraph (i) shall not operate to avoid a Claim made with reasonable supporting details in respect of a contingent liability within the applicable time limits specified in clause 13.9 (Time Limits); or

(j)	would not have arisen but for any winding up or cessation after Completion of the business of the Company or any trade or business carried on by the Buyer.

13.4
In the event that one or both of the Earnings Triggers are met (but not otherwise) no Claim shall be made by the Buyer against the Sellers and the Sellers shall have no liability to the Buyer under the Tax Warranties or the Tax Covenant in respect of a Liability to Tax which was not taken into account in the calculation of Actual Net Asset Value save only to the extent that the aggregate amount of such Liability to Tax and the Net Asset Shortfall exceeds £250,000.

13.5
In the event that the Buyer shall notify to the Sellers a Claim under the Tax Warranties or a Tax Claim before Actual Net Asset Value shall have been agreed or determined in accordance with clause 5 and Schedule 5 hereof then the Buyer shall not be entitled to pursue any such Claim or Tax Claim until Actual Net Asset Value has been so agreed or determined and the amount of the Net Asset Shortfall (if any) is known provided that in any such case the time for issue of proceedings by the Buyer under clause 13.9 shall be increased by an equivalent number of days as the period commencing on the date of notification of the Claim or Tax Claim at the date upon which Actual Net Asset Value is agreed or determined. Provided that in such event the amount of any such Claim under the Tax Warranties or Tax Claim which is subsequently found to be due and payable by the Sellers shall be increased by a sum equal to interest a the rate of 6 month LIBOR for the period from the date of notification in writing by the Buyer to the Sellers of such Claim or Tax Claim and the date of payment in full.

13.6
Subject to clause 13.23, the liability of the Sellers for all Substantiated Claims and all Tax Claims when taken together shall not exceed in the aggregate the Completion Fair Market Value of respectively.

(a)	the Initial Consideration Shares; and

(b)	the Earnout Shares which are released to the Sellers from the Escrow Agreement in accordance with clause 7.7.

13.7	The Sellers shall not be liable for a Claim or Tax Claim unless:

(a)	the amount of a Substantiated Claim, or of a series of connected Substantiated Claims of which that Substantiated Claim is one, exceeds £1000;

(b)	the amount of all Substantiated Claims that are not excluded under clause (a) when taken together exceeds £200,000, in which case the whole amount (and not just the amount by which the limit in this clause (b) is exceeded) is recoverable by the Buyer save in respect of a claim under the Tax Covenant where the £200,000 limit shall not apply and the Sellers shall be liable for the entire Substantiated Claim subject to the provisions of clause 13.4.

13.8	Subject to the provisions of clause 12.7(b) the Sellers shall not be liable for any Claim or Tax Claim to the extent that the Claim or Tax Claim relates to matters Disclosed.

13.9
The Sellers are not liable for a Claim or Tax Claim unless the Buyer has given the Sellers notice in writing of the Claim or Tax Claim, summarising the nature of the Claim or Tax Claim as far as it is known to the Buyer and the amount claimed before 30 June 2009 (in the case of Claims) and 30 June 2012 (in the case of Tax Claims). Any such Claim or Tax Claim which has been made shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been waived or withdrawn six months after the date it was made unless court proceedings in respect of it have then been commenced against the Sellers, or the Sellers and the Buyer have agreed in writing to extend that six month period, in which case this clause 13.9 shall apply to that Claim or Tax Claim with the substitution of that extended period (and for this purpose court proceedings shall not be deemed to have been commenced unless they have been both issued and served on the Sellers).

13.10	Nothing contained in this Agreement shall have the effect of relieving the Buyer or the Company or the Sellers from any common law duty to mitigate any loss or damage suffered by it.

13.11
The Sellers shall not be liable more than once in respect of any loss, damage or liability, whether by reason of both a Claim and a Tax Claim being made or otherwise, so that any amount paid under the Warranties shall reduce the amount otherwise payable under the Tax Covenant in respect of the same matter by that amount and vice versa.

13.12	Successful claims deemed to constitute a reduction in the Consideration

The satisfaction by the Sellers of any Claim or Tax Claim shall be deemed to constitute an equivalent reduction in the Consideration.

13.13	Tax Warranties

The provisions of paragraph 3 of the Tax Covenant shall apply to limit the liability of the Sellers under the Tax Warranties as if the matter, liability or thing that would otherwise give rise to that liability were a Liability as defined in the Tax Covenant.

13.14	Notification

Without prejudice to the provisions of clause 13.9 hereof, the Buyer will notify the Sellers in writing as soon as reasonably practicable after the date upon which the Buyer becomes aware of a Claim or a Tax Claim against the

Sellers, such notification to be in sufficient detail to enable the Sellers to identify the Claim or Tax Claim and to respond to it.

13.15	Access to Books and Records

(a)
The Buyer shall retain or to procure the retention by the Company of all such books, records, accounts and correspondence of the Company as are likely to be material in the context of the liability of the Sellers under the Warranties or the Tax Covenant.

(b)
The Buyer will at all times hereafter disclose in writing to the Sellers such information and documents relating thereto as may be reasonably requested by the Sellers in relation to Claims and/or Tax Claims made hereunder including, (without limitation) access to the files and records of the Company.

13.16	Conduct of Proceedings

In the event that the subject matter of a Claim gives rise to a right of appeal, recovery or action (whether by issue of proceedings at law or otherwise) in contract or tort or otherwise howsoever by the Company or the Buyer (“Cause of Action”):-

(a)	the Buyer shall not admit liability in respect of or compromise any Cause of Action without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed);

(b)
the Buyer shall allow the Sellers (using professional advisers nominated by the Sellers) to take such action and institute and conduct such proceedings on behalf of the Buyer as the Sellers may reasonably request to dispute, resist, appeal, compromise, defend, remedy or mitigate any Cause of Action or to enforce against any third party the right of the Buyer in relation to such Cause of Action. The Sellers shall fully indemnify the Buyer against all reasonable costs and expenses incurred as a result of any action taken by the Sellers pursuant to this clause 13.16.

13.17	Insurances

If in respect of any matter which would give rise to a Claim, the Buyer or the Company is entitled to make a claim under any policy of insurance, to the extent that such Claim would be covered by such insurance, the Claim shall be stayed whilst the Buyer or the Company (as the case may be) has made a claim against its insurers and liability in respect of any such Claim shall then be reduced by the amount recovered under such policy of insurance (less all reasonable costs, charges and expenses incurred by the Buyer in recovering that sum from its insurers) or extinguished if the amount recovered exceeds the amount of the Claim.

13.18	Recovery from Third Parties

(a)	If the Buyer recovers any amount from a third party following payment of a Claim, the Buyer shall repay to the Sellers the amount recovered (less all reasonable costs, charges and expenses incurred by the Buyer in recovering that sum from such third party).

(b)
If the Sellers at any time pay to the Buyer an amount pursuant to a Claim and the Buyer subsequently becomes entitled to recover from a third party any sum in respect of the matter giving rise to such Claim, the Buyer shall take all necessary steps to enforce such recovery, and shall repay to the Sellers as soon as possible so much of the amount paid to the Buyer as does not exceed the sum recovered from such Third Party (less all reasonable costs, charges and expenses incurred by the Buyer in recovering that sum from such Third Party).

(c)	If any amount is repaid to the Sellers by the Buyer in accordance with clause (a) or (b) an amount equal to the amount so repaid shall be deemed never to have been paid by the Sellers to the Buyer.

13.19	Retrospective Legislation

(a)
Save as provided in clause (b) no liability shall arise in respect of any Claim to the extent that liability in respect of such Claim arises or is increased wholly or partly as a result of any legislation not in force at the date of this Agreement which takes effect retrospectively.

(b)
The provisions of clause (a) shall not apply to any liability for expenditure which the Company may incur as a result of any legislation affecting the carrying on of its business in the ordinary course under:-

(c)
any primary legislation which has received Royal Assent before the date of this Agreement, but which shall come into force on a date later than Completion to be promulgated by subordinate legislation; or

(d)	any subordinate legislation for which a draft has been laid before the House of Commons before the date of this Agreement.

13.20	Actions against Sellers

The Buyer’s remedies against the Sellers in respect of any matter, thing or omission occurring prior to Completion shall be limited to its rights under the Warranties or otherwise as permitted by this Agreement or under the Tax Covenant.

13.21	Assignees

Any third party assignee which is entitled under the terms of this Agreement to enforce the rights of the Buyer against the Sellers shall be subject (inter alia) to the provisions of this clause as it affects Claims and Tax Claims if it were the Buyer.

13.22	The liability of the Sellers to the Buyer for all Substantiated Claims, all Tax Claims shall be limited as follows:

(a)
the liability of David Strelitz shall be several and not joint and several and shall not exceed the Completion Fair Market Value of the Earnout Shares allotted to the Depositary on his behalf in accordance with clause 4.3;

(b)
the liability of Paul Freedman shall be several and not joint and several and should not exceed the Completion Fair Market Value of the Earnout Shares allotted to the Depositary on his behalf in accordance with clause 4.3; and

(c)
the liability of Darren Epstein shall be joint and several with the liability of respectively David Strelitz and Paul Freedman and shall not exceed the Completion Fair Market Value of the Consideration Shares less the aggregate Completion Fair Market Value of the Earnout Shares allotted under clause 4.3 to respectively David Strelitz and Paul Freedman.

13.23	Nothing in this clause 13 applies to a Claim or Tax Claim that arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by the Sellers, their agents or advisers.

13.24	The Sellers shall not plead the Limitation Act 1980 in respect of any Tax Claims up to seven years after the Completion Date.

14.	Buyer’s Warranties And Undertakings

14.1	The Sellers are entering into this Agreement on the basis of, and in reliance on, the Buyer’s Warranties.

14.2	The Buyer warrants and represents to the Sellers that each Buyer’s Warranty is true on the date of this Agreement except as Disclosed.

14.3
If at any time before or at Completion the Buyer becomes aware that a Buyer’s Warranty has been breached or was inaccurate on the date of this Agreement, or has a reasonable expectation that a Buyer’s Warranty might be breached or that it will be inaccurate on Completion, in each case except as Disclosed it shall immediately:

(a)	notify the Sellers in sufficient detail to enable the Sellers to make an accurate assessment of the situation; and

(b)	if requested by the Sellers, use all reasonable endeavours to prevent or remedy the notified occurrence.

14.4
If at any time before or immediately prior to Completion it becomes apparent that a Buyer’s Warranty has been breached or was inaccurate on the date of this Agreement or it will be breached or will be inaccurate on Completion, in each case except as Disclosed or that the Buyer has breached any other term of this Agreement that is material to the sale of the Sale Shares in either case, the Sellers may (without prejudice to any other rights it may have in relation to the breach):

(a)	rescind this Agreement by notice to the Buyer; or

(b)	proceed to Completion.

14.5
Save for the Buyers Warranties set out at paragraphs 1, 2.1, 2.2, 3, 4.1, 4.2, and 5 of Schedule 8 (which shall survive Completion), none of the Buyer’s Warranties set out in this Agreement nor in the Buyer Disclosure Letter shall survive Completion and the Sellers shall not be entitled to make any claim for breach of any such Buyer’s Warranties after Completion, save that this limitation shall not apply in respect of any fraudulent misrepresentation by the Buyer.

14.6	Each of the Buyer Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Buyer Warranty or any other provision in this Agreement.

14.7	Except for the Buyer Warranties (as modified by the Buyer Disclosure Schedule):

(a)
none of Buyer or its Subsidiaries nor any other person makes any other express or implied representation or warranty with respect to the Buyer or its Subsidiaries or the transactions contemplated by this Agreement or the Merger Agreement, and the Buyer or its Subsidiaries disclaim any other representations or warranties, whether made by the Buyer or its Subsidiaries or any of their respective Affiliates, officers, directors, employees, agents or representatives

(b)
the Buyer hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Sellers or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Sellers by any director, officer, employee, agent, consultant, or representative of the Buyer or its Subsidiaries or any of their respective Affiliates)

(c)	the disclosure of any matter or item in the Buyer Disclosure Letter shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed

14.8
Following Completion, the Buyer shall use all reasonable endeavours to obtain the release of DE as soon as practicable from all Sellers’ Guarantees and any supporting security and in any event by no later than the date which is six months after the Completion Date. The Buyer shall indemnify and keep indemnified DE from and against all costs claims, demands proceedings and expenses suffered or incurred by him arising out of or by reason of the Sellers’ Guarantees after the Completion Date.

15.	Omitted Intentionally

16.	Tax Covenant

16.1	The provisions of Schedule 9 apply in this Agreement.

17.	Restrictions on Sellers

17.1	Each of the Sellers severally covenants with the Buyer that he shall not:

(a)
at any time during the period of three (3) years beginning with the Completion Date, in any geographic areas in which any business of the Company or any of the Subsidiaries was carried on at the Completion Date, carry on or be employed, engaged or interested in any business which would be in competition with any part of the Business as the Business was carried on at the Completion Date; or

(b)
at any time during the period of three (3) years beginning with the Completion Date, deal with any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Company or any of the Subsidiaries; or

(c)
at any time during the period of three (3) years beginning with the Completion Date, canvass, solicit or otherwise seek the custom of any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Company or any of the Subsidiaries; or

(d)	at any time during the period of three (3) years beginning with the Completion Date:

(i)
offer employment to, enter into a contract for the services of, or attempt to entice away from the Company or any of the Subsidiaries, any individual who is at the time of the offer or attempt, and was at the Completion Date, employed or directly or indirectly engaged in an executive or managerial position with the Company or any of the Subsidiaries; or

(ii)	procure or facilitate the making of any such offer or attempt by any other person; or

(e)	at any time after Completion, use in the course of any business:

(i)	the words “Cards Inc.”; or

(ii)	any trade or service mark, business or domain name, design or logo which, at Completion, was or had been used by the Company or any of the Subsidiaries; or

(iii)	anything which is, in the reasonable opinion of the Buyer, capable of confusion with such words, mark, name, design or logo; or

(f)
at any time during a period of three (3) years beginning with the Completion Date, solicit or entice away from the Company or any of the Subsidiaries any supplier to the Company or any of the Subsidiaries who had supplied goods services to the Company or any of the Subsidiaries at any time during the three (3) months immediately preceding the Completion Date, if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those goods or services to the Company or any of the Subsidiaries.

17.2
The covenants in this clause 17 are intended for the benefit of the Buyer, the Company and the Subsidiaries and apply to actions carried out by the Sellers in any capacity and whether directly or indirectly, on the Sellers’ own behalf, on behalf of any other person or jointly with any other person.

17.3	Nothing in this clause 17 prevents the Sellers or any of them from holding for investment purposes only:

(a)	any units of any authorised unit trust; or

(b)	not more than three (3)% of any class of shares or securities of any company traded on any recognised stock exchange.

17.4	DE shall be permitted to continue with his holdings or proposed holdings of:-

(a)	1% of the issued share capital of Forbidden Planet Home Shopping Limited; nor

(b)
equal shares in the whole of the issued share capital of The Creative Scrapbook Company Limited with his wife Mrs Hayley Epstein, save that the other provisions of this clause 17 shall continue to apply to such joint holding; and

(c)	20% of the issued share capital of Animated Art Gallery Limited,

provided that the companies referred to in clauses 17.4(a) and 17.4(b) do not take such action that the Sellers are prohibited from so undertaking in clause 17.1.

17.5
Each of the covenants in this clause 17 is a separate undertaking by each Seller in relation to himself and his interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in this clause 17. Each of the covenants in this clause 17 is considered fair and reasonable by the parties. If any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

17.6	The consideration for the undertakings contained in this clause 17 is included in the consideration payable pursuant to clause 4.

18.	Confidentiality and announcements

18.1
Each of the Sellers severally undertakes to the Buyer to keep confidential the terms of this Agreement and all information that they have acquired about the Company and the Buyer’s Group (as such Group is constituted immediately before Completion) and to use the information only for the purposes contemplated by this Agreement.

18.2
The Buyer undertakes to each of the Sellers to keep confidential the terms of this Agreement and all confidential information that it has acquired about the Sellers and to use the information only for the purposes contemplated by this Agreement.

18.3
Each of the Sellers severally undertakes to each of the other Sellers to keep confidential the terms of this Agreement and all information that they have acquired about that Seller and to use the information only for the purposes contemplated by this Agreement.

18.4	The Buyer does not have to keep confidential or restrict its use of information about the Company and the Subsidiaries after Completion.

18.5	No party to this Agreement has to keep confidential or to restrict its use of:

(a)	information that is or becomes public knowledge other than as a direct or indirect result of a breach of this Agreement; or

(b)	information that it receives from a source not connected with the party to whom the duty of confidence is owed that it has acquired free from any obligation of confidence to any other person.

18.6	Any party may disclose any information that it is otherwise required to keep confidential under this clause 18:

(a)
to such professional advisers, consultants and employees or officers of its Group as are reasonably necessary to advise on this Agreement, or to facilitate the Transaction, if the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party; or

(b)	with the written consent of the other parties; or

(c)	with the written consent of one party, if such information relates only to that party; or

(d)	to confirm that the sale has taken place and the date of the sale (but without otherwise revealing any other terms of sale or making any other announcement);

(e)	to the extent that the disclosure is required:

(i)	by law; or

(ii)	by a regulatory body, Taxation Authority or securities exchange; or

(iii)	to make any filing with, or obtain any authorisation from, a regulatory body, Taxation Authority or securities exchange; or

(iv)	under any arrangements in place under which negotiations relating to terms and conditions of employment are conducted; or

(v)	to protect the disclosing party’s interest in any legal proceedings,

(vi)	but shall use reasonable endeavours to consult the other parties and to take into account any reasonable requests they may have in relation to the disclosure before making it.

18.7
Each party shall supply any other party with any information about itself or this Agreement as such other party may reasonably require for the purposes of satisfying the requirements of a law, regulatory body or securities exchange to which such other party is subject.

19.	Further assurance

19.1
The Sellers shall (at the Buyer’s expense) promptly execute and deliver all such documents, and do all such things, as the Buyer may reasonably require from time to time for the purpose of giving full effect to the provisions of this Agreement.

20.	Assignment

20.1	Except as provided otherwise in this Agreement, no party may assign, or grant any Encumbrance or security interest over, any of its rights under this Agreement or any document referred to in it.

20.2	Each party that has rights under this Agreement is acting on its own behalf.

20.3
The Buyer may assign its rights, but not its obligations, under this Agreement (or any document referred to in this Agreement) to any member of its Group provided that such rights shall be reassigned to the Buyer forthwith upon such assignee ceasing to be a member of such Group.

20.4	If there is an assignment:

(a)	the Sellers may discharge their obligations under this Agreement to the assignor until they receive notice of the assignment; and

(b)	the assignee may enforce this Agreement as if it were a party to it, but the Buyer shall remain liable for any obligations under this Agreement.

21.	Entire Agreement

21.1
This Agreement and all other documents referred to in this Agreement (“the Agreed Documents”) constitute the entire agreement between the parties in relation to respecting the sale and purchase of the Sale Shares and other matters covered by them respectively and supersede any previous agreement between the parties in relation to those matters, which shall cease to have any further effect. It is agreed that:-

(a)
no party has entered into any Agreed Document in reliance on, and each party unconditionally waives any claims in relation to, any statement, representation, warranty or undertaking which is not expressly set out or referred to in the Agreed Documents;

(b)
in the absence of fraud, no party shall have any remedy in respect of any untrue statement made, to it or its representatives or agents, prior to this Agreement being entered into and on which it or they relied other than representations, warranties or undertakings set out or referred to in the Agreed Documents and (save only as herein expressly provided to the contrary) that party’s only remedy in respect of representations, warranties and undertakings set out in the Agreed Document shall be in damages for breach of contract; and

(c)	this clause shall not exclude any remedy or liability for fraudulent concealment or fraudulent misrepresentation.

22.	Variation and Waiver

22.1	Any variation of this Agreement shall be in writing and signed by or on behalf of the parties.

22.2
Any waiver of any right under this Agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given, and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived.

22.3	A party that waives a right in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

22.4
No failure to exercise or delay in exercising any right or remedy provided under this Agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

22.5	No single or partial exercise of any right or remedy under this Agreement shall preclude or restrict the further exercise of any such right or remedy.

22.6	Unless specifically provided otherwise, rights arising under this Agreement are cumulative and do not exclude rights provided by law.

23.	Costs

Subject to clause 2.8 hereof, unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this Agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

24.	Notices

24.1	A notice given under this Agreement:

(a)	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

(b)
shall be sent for the attention of the person, and to the address or fax number, specified in this clause 24 (or such other address, fax number or person as each party may notify to the others in accordance with the provisions of this clause 24); and

(c)	shall be:

(i) delivered personally; or

(ii) sent by fax; or

(iii) sent by pre-paid first-class post or recorded delivery; or

(iv) (if the notice is to be served by post outside the country from which it is sent) sent by airmail.

24.2
Any notice to be given to or by all of the Sellers under this Agreement is deemed to have been properly given if it is given to or by the Sellers’ representative named in clause 24.3. Any notice required to be given to or by some only of the Sellers shall be given to or by the Sellers concerned (and in the case of a notice to the Sellers) at their address or fax number as set out in 33.3.

24.3	The addresses for service of notice are:

(a)	Sellers

(i) Darren Epstein

(ii) 4 Waterside, Shenley Hill, Radlett, WD7 7DY

(iii) for the attention of:

(iv) fax number:

who is authorised to accept service on behalf of all the Sellers

(b)	Buyer

(i) Corgi International Limited

(ii) Unit 10, 16/F, Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong S.A.R., China

(iii) for the attention of the Chief Financial Officer

(iv) fax number: +852-2256-6000

with a copy required to be sent simultaneously to

(i)  Master Replicas Inc.

(ii) 201 North Civic Drive, #239 Walnut Creek, CA 94596 United States of America

(iii) for the attention of Jennifer Klatt

(iv) Fax number: +1-925-930-9198.

24.4	A notice is deemed to have been received:

(a)	if delivered personally, at the time of delivery; or

(b)	in the case of fax, at the time of transmission; or

(c)	in the case of pre-paid first class post or recorded delivery, two (2) Business Days from the date of posting; or

(d)	in the case of airmail, five (5) Business Days from the date of posting; or

(e)
if deemed receipt under the previous paragraphs of this clause 24.4 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of receipt.

24.5
To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of post, that the envelope containing the notice was properly addressed and posted.

25.	Interest on Late Payment

25.1
Where a sum is required to be paid under this Agreement (other than under the Tax Covenant) but is not paid before or on the date the parties agreed, the party due to pay the sum shall also pay interest on that sum for the period beginning with that date and ending with the date the sum is paid (and the period shall continue after as well as before judgment).

25.2	The rate of interest shall be five (5)% per annum above the base lending rate for the time being of Barclays Bank Plc. Interest shall accrue on a daily basis and be compounded quarterly.

25.3	This clause 25 is without prejudice to any claim for interest under the law.

26.	Severance

26.1
If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

26.2
If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

27.	Agreement survives Completion

Other than obligations that have already been fully performed or unless expressly stated otherwise, this Agreement shall remain in full force after Completion.

28.	Third Party Rights

28.1
This Agreement and the documents referred to in it are made for the benefit of the parties and their successors and permitted assigns and are not intended to benefit, or be enforceable by, anyone else.

28.2
Each of the parties represents to the others that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement.

29.	DE as Agent of the Sellers

29.1	Each of the Sellers hereby irrevocably appoints DE as his exclusive agent to act on his behalf and to do all such acts and things as DE may consider necessary or desirable in order to:

(a)	give all such consents and approvals in connection with the determination of the Completion Accounts; Actual Net Asset Value and Stock Value; and

(b)	give all such consents and approvals in connection with the determination of Earn Out Adjustment; and

(c)	generally to give effect to the provisions of this Agreement.

29.2	In particular but without limitation the DE and/or the Sellers’ Solicitors shall be authorised to:-

(a)	receive all monies which may become due and payable by the Buyer to the Sellers under the terms of this Agreement;

(b)	save and/or receive all formal and informal notices and communications despatched or served to or by the Buyer by or upon the Sellers; and

(c)	negotiate with the Buyer and to agree, settle or compromise any disputes arising in connection with the Completion Accounts and/or the Net Asset Value; and/or Stock Value;

(d)	negotiate with the Buyer and to agree, settle or compromise any disputes arising in connection with the Earn Out Adjustment.

29.3	The Sellers agree to ratify everything which DE does or purports to do or to agree, sign, execute or complete under the terms of this clause 29.

29.4
The Sellers agree to deliver forthwith to DE and to allow DE to deal exclusively with all communications and notices which may be served upon it by the Buyer in connection with the terms of Schedules 5 or 6 and clauses 5 or 6 (as the case may be) and not to do any act or thing or to take any steps without first notifying DE and obtaining his consent.

29.5
In addition to any other authority granted to him under this Agreement DE may do any lawful thing that is necessary or desirable in order to procure the due performance by the Buyer of the terms of the Agreement.

29.6	DE will use all reasonable endeavours to keep the Sellers informed of any actions undertaken by him in pursuance of this Agreement.

30.	Successors

The rights and obligations of the Sellers and the Buyer under this Agreement shall continue for the benefit of, and shall be binding on, their respective successors in title and permitted assigns.

31.	Counterparts

This Agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

32.	Language

If this Agreement is translated into any language other than English, the English language text shall prevail.

33.	Governing law and jurisdiction

33.1	This Agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England.

33.2	The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement.

33.3	This Agreement has been entered into on the date stated at the beginning of it.

Schedule 1 Particulars of Sellers and Apportionment of Consideration Shares

Sellers’ name, address and fax number	Number of Sale Shares	Initial Consideration Shares	Proportion of Earnout Shares
Mr. Darren Epstein 4 Waterside Shenley Hill Radlett WD7 7DY Fax: +44(0)1923 200134	45,000 A Shares 31,500 B Shares 13,500 C Shares	2,250,000	90%
Mr. David Strelitz Flat 3 39 Eton Avenue London NW3 3EP Fax: +44(0)1923 200134	2,500 A Shares 1,750 B Shares 750 C Shares	125,000	5%
Mr. Paul Freedman 5 Culverlands Close Stanmore Middlesex HA7 3AG Fax: +44(0)1923 200134	2,500 A Shares 1,750 B Shares 750 C Shares	125,000	5%
TOTAL	50,000 A Shares 35,000 B Shares 15,000 C Shares	2,500,000	100%

Schedule 2 Company Details

Part 1.   Particulars of the Company

Name:	Cards Inc. Limited
Registration number:	3329087
Registered office:	Profex House, 25 School Lane, Bushey, WD23 1SS
Authorised Share Capital Amount: Divided into:	£100,000 50,000 A Shares 35,000 B Shares 15,000 C Shares
Issued Share Capital Amount: Divided into:	£100,000 50,000 A Shares 35,000 B Shares 15,000 C Shares
Registered and Beneficial shareholders (and number of Sale Shares held):	• Darren Epstein - 45,000 A Shares 31,500 B Shares 13,500 C Shares • David Strelitz - 2,500 A Shares 1,750 B Shares 750 C Shares • Paul Freedman - 2,500 A Shares 1,750 B Shares 750 C Shares
Sole Director:	Darren Epstein
Secretary:	Paul Freedman
Auditor:	Leslie Woolfson & Co.
Registered charges:
•      Debenture registered 3 March 1999 in favour of Barclays Bank PLC
•      Deed of Charge Over Credit Balances registered 31 March 2000 in favour of Barclays Bank PLC
•      Deed of Deposit registered 31/1/2004 in favour of Eskmuir Properties Limited

Part 2.  License Agreements

Party 1	Party 2	Name of Contract	Date entered into	Term	Change of Control	Comments
Lucasfilm Ltd	Cards Inc Ltd	A Fan Convention Agreement	15.05.06	From 15.05.06 until 30.09.07
Clause 23 (a)(vi) provides that “…if the Licensee elects to sell substantially all of the Licensee’s assets … or to enter into any transaction or merger or consolidation prior to the expiration of the Term…” then this will constitute and “Act of Default” (as defined) which will entitle LFL (as defined) to terminate the Licence on 30 days written notice

Lucasfilm Ltd	Cards Inc Ltd	A Starwars Licence Agreement (Category Collectables) (including the letter of extension dated 01.02.2005)	01.08.04	From 01.08.04 until 31.12.05
Clause 16.1 - “Assignment. Subject to the other terms and conditions of this subparagraph 16.1, this Agreement ………..Licensee shall not voluntarily or by operation of law assign, sublicense, transfer encumber or otherwise dispose of all or part of any right or privilege licensed to Licensee in this Agreement, including to a Licensee Affiliate, without Licensor’s prior written approval in its sole discretion. For purposes of this subparagraph 16.1, any change in control of Licensee, whether through merger, ………………or the purchase of substantially all of Licensee’s assets or otherwise, shall be deemed a purported assignment subject to Licensor’s prior written approval pursuant to this subparagraph 16.1. Any attempted assignment, sublicense, transfer, encumbrance or other disposal without such approval will be null and void and constitute a material default and material breach of this Agreement.”

The licence is terminable if the licencee admits in writing its inability to pay its debt as they become due. There is a second amendment to the Starwars Licence Agreement dated 01.02.2005 which extends the products contained within the licence. This licence is subject to US law. This agreement has expired but is continuing on a rolling basis pending the completion of the new licence with Lucasfilms Limited referred to below.

Lucasfilm Ltd	Cards Inc Ltd	A Starwars Licence Agreement (Category Collectables)	01.01.2006	From 01.01.2006 until 31.05.2007
Clause 16.1 - “Assignment. Subject to the other terms and conditions of this subparagraph 16.1, this Agreement ………..Licensee shall not voluntarily or by operation of law assign, sublicense, transfer encumber or otherwise dispose of all or part of any right or privilege licensed to Licensee in this Agreement, including to a Licensee Affiliate, without Licensor’s prior written approval in its sole discretion. For purposes of this subparagraph 16.1, any change in control of Licensee, whether through merger, ………………or the purchase of substantially all of Licensee’s assets or otherwise, shall be deemed a purported assignment subject to Licensor’s prior written approval pursuant to this subparagraph 16.1. Any attempted assignment, sublicense, transfer, encumbrance or other disposal without such approval will be null and void and constitute a material default and material breach of this Agreement.”

The licence is terminable if the licencee admits in writing its inability to pay its debt as they become due. This licence is subject to US law. This agreement has not yet been signed as Lucas Films has requested that this be delayed pending Completion of Project Lightsaber following which Lucas Films Limited will enter into a single agreement in relation to the worldwide rights.

Party 1	Party 2	Name of Contract	Date entered into	Term	Change of Control	Comments
The Walt Disney Company	Cards Inc Ltd	Pirates of the Caribbean Licence (including the Schedule to the agreement dated 17.10.2005 and the letter of extension dated 05.09.2006)	17.10.05	From 01.09.2005 until 31.03.07
Clause 32(a) - “This Agreement and the rights granted hereunder to Licensee, are personal to Licensee and Licensee was specifically chosen by Licensor …………..Licensee shall not voluntarily or by operation of law Transfer all or any part of Licensee’s interest in this Agreement without Licensor’s prior written consent, to be granted or withheld in Licensor’s absolute discretion. “Transfer” within the meaning of this paragraph 32 shall mean (i) any assignment, …………………, or (ii) any reorganization, merger or consolidation involving Licensee’s company, or any directly or indirectly controlling Affiliate(s) of Licensee’s (the “Controlling Affiliate”); any sale or transfer of all or substantially all of Licensee’s Controlling Affiliate(s)’ assets; any public offering, or series of public offerings, whereby………… Any attempted Assignment without Licensor’s consent shall be void and shall constitute a material default and breach of this Agreement. Any attempted Reorganization without Licensor’s consent shall constitute a material breach hereof and shall entitle Licensor to withdraw from this Agreement, and such right of withdrawal shall be freely exercisable by Licensor within ninety days from the receipt of Licensee’s written notice pursuant to subparagraph 32(b)

The licence is terminable if the licencee is unable to pay its debts as they become due. The agreement also consists of a schedule to the agreement dated 17.10.2005 (unsigned by Cards Inc) and an amendment letter dated 05.09.2006 from the Licensor to the Licensee.

Note
Licensors consent to any Transfer (as defined) shall be subject to a transfer fee as determined by the Licensor. See clause 32(b) for details.

BBC Worldwide Ltd	Cards Inc Ltd	Dr Who Licence	31.08.05	2 years and 6 months
Clause 14.1 - “BBCW may terminate this agreement prior to the expiry of the Term by notice in writing to the Licensee taking effect either forthwith or at such time as may be specified in such notice if the Licensee is in material breach of any of its obligations under this Agreement.…………………BBCW shall be entitled to deem the Licensee in material breach if:”
Clause 14.1(c) - “there is any change of ownership and/or control of the Licensee or (where relevant) the ultimate parent company of the Licensee.”

Aardman Animations Ltd	Cards Inc Ltd	Wallace and Gromit Merchandising Licence	06.01.06	From 06.01.06 until 21.12.07
Clause 21.1 - “It shall constitute the repudiation by the Licensee of its obligations under this Agreement and at any time the Company may serve written notice on the Licensee accepting such repudiation and determining the Licensee’s rights under this Agreement if:”
Clause - 21.1.5 “the Licensee transfers disposes of or threatens to transfer or dispose of any part of its assets which is likely in the reasonable opinion of the Company to prevent or materially to inhibit the performance by the Licensee of its obligations under this Agreement.”

The licence is terminable on the licencees inability to pay its debts generally as they fall due. The change of control clause is exercisable if in the reasonable opinion of the licensor a transfer is likely to prevent or materially inhibit the performance by the licencee of its obligations under the agreement.

Party 1	Party 2	Name of Contract	Date entered into	Term	Change of Control	Comments
Aardman Animations Ltd	Cards Inc Ltd	Wallace and Gromit Merchandising Licence	18.11.04	From 01.11.04 until 31.12.06
Clause 21.1 - “It shall constitute the repudiation by the Licensee of its obligations under this Agreement and at any time the Company may serve written notice on the Licensee accepting such repudiation and determining the Licensee’s rights under this Agreement if:”
Clause - 21.1.5 “the Licensee transfers disposes of or threatens to transfer or dispose of any part of its assets which is likely in the reasonable opinion of the Company to prevent or materially to inhibit the performance by the Licensee of its obligations under this Agreement.”

The licence is terminable on the licencees inability to pay its debts generally as they fall due. The change of control clause is exercisable if in the reasonable opinion of the licensor a transfer is likely to prevent or materially inhibit the performance by the licencee of its obligations under the agreement. Schedule 2 contains the manufacturers user agreement which must be entered into by the company manufacturing the board game.

Marvel Enterprises Inc and Marvel Characters Inc (1)	Cards Inc Ltd (2)	Marvel Comics Licence	25.05.04
The term commences 01.06.2004 and in respect of the Classic Characters terminates on 31.12.2006. The Movie Characters terminate 12 months after the UK release date of the relevant film. Therefore, the rights in connection with Blade Trinity Characters, Elektra Movie Characters and Fantastic Four Movie Characters these have now terminated. In the event that the relevant films are not released in the UK prior to 31.12.2006 then the rights automatically terminate. Therefore, the rights to the Iron Man Movie Characters and the Ghost Rider Movie Characters will terminate on 31.12.2006

Clause 15(c) Change in Character of Licensee. ……………. Marvel may terminate this Agreement if: (i) there is a transfer, in a single transaction or a series of transactions of 25% or more of (a) the then outstanding shares of common capital stock of Licensee or its “Parent”………………….Licensee shall give written notice thereof to Marvel………………..If Marvel approves of such Change of Control and such Change of Control actually occurs, a transfer fee will be immediately payable to Marvel in such an amount as Marvel may determine (but in no case less than 25% of the Minimum Royalty Guarantee, based upon such factors including, but not limited to: the Licensed Articles, the Minimum Royalty Guarantee, the royalty rate and the amount of the remaining Term………….

The licence is terminable if the licencee shall become insolvent or fail to pay its debts and obligations on a current basis. There are two copies of this licence in the bundle. The licence is subject to US law.

Hasbro International Inc	Cards Inc Ltd	Transformers the Movie Contract No 122668	01.05.06	From 01.05.2006 to 01.12.2008
Clause 12.3 - “Upon the happening of any of the following events, Licensor may terminate this Agreement, without court action or arbitration, by giving simple written notice of termination:”
Clause 12.3(a) - “if the ownership or control of Licensee is changed, in the opinion of Licensor, in a significant manner which adversely affects Licensee’s promotion and sale of the Licensed Articles within the Territory under this agreement; or”

This Agreement is unsigned and clauses 1 to 3.2 are missing. This is because the signature page has not yet been returned by Hasbro as the extent of the rights granted are being extended to cover worldwide rights.

Hasbro International Ltd	Cards Inc Ltd	My Little Pony Action Man Furby Monopoly……. Contract No: 122660	01.05.06	31.03.08	As above but operative clause is 11.3(a).	This Hasbro license has been signed.

Party 1	Party 2	Name of Contract	Date entered into	Term	Change of Control	Comments
Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Licence Agreement (DC Superheroes) (Contract No 101052) (including the letter of extension dated 25.05.2006)	Undated	01.03.06 until 28.02.08
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”

The category of licenced articles has been extended by the addition of the various articles shown in the letter dated 25 May 2006 (please note that this letter gives the incorrect contract number of 101053)

Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Batman 5: Batman Begins (Contract No 52759)	Undated	01.08.04 until 31.12.06
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”

Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Batman 5: Batman Begins (Contract No 52756)	Undated	01.08.04 until 31.12.06
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”

Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Batman 5: Batman Begins (Contract No 52749)	10.11.04	01.09.04 until 30.06.07
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”

Party 1	Party 2	Name of Contract	Date entered into	Term	Change of Control	Comments
Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Various Harry Potter films (Contract No 101079)	Undated	Variable - depending on property. All products expire on 31.12.09
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”

Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Harry Potter and the Prisoner of Azkaban and Harry Potter the Goblet of Fire (Contract No 52621)	02.03.04	01.02.04 until 31.12.06
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”

Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Harry Potter and the Prisoner of Azkaban and Harry Potter the Goblet of Fire (Contract No 52620)	02.03.04	01.02.04 until 31.12.06
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”

Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Charlie and Chocolate Factory (Contract No 52745) (including the letter of extension dated 25.10.2005)	06.12.04	01.09.04 until 30.06.07
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”
						The category of licenced articles has been extended by the addition of the various articles shown in the letter dated 25 October 2005
Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Corpse Bride (Contract No 52757)	29.11.04	01.08.04 until 31.12.06
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”

Party 1	Party 2	Name of Contract	Date entered into	Term	Change of Control	Comments
Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Corpse Bride (Contract No 52750)	10.11.04	01.09.04 until 31.12.06
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”

Warner Brothers Consumer Products, a division of Warner Brothers Entertainment UK Limited	Cards Inc Ltd	Superman (Contract No 52926) (including the letter of extension dated 31.05.2006)		01.07.05 until 31.12.07
Clause 17 - “Without limiting all remedies available to Licensor at law or equity or under this Agreement, Licensor shall have the right to terminate this Agreement with immediate effect upon giving Licensee written notice thereof in any one or more of the following events:”
Clause 17.1.6 - “when Licensee undergoes a substantial change of management or ownership without having obtained Licensor’s prior written approval; or”
						The category of licenced articles has been extended by the addition of the various articles shown in the letter dated 31 May 2006
Twentieth Century Fox Licencing & Merchandising	Cards Inc Ltd	Angel	01.06.04	01.06.04 until 31.12.06
Clause 14(b) - “If a substantial portion of the assets or controlling stock in Licensee’s business is sold or transferred, or if there is a substantial change in Licensee’s management, …………………..in whole or in part, Fox may terminate this Agreement upon 30 days’ notice to Licensee.”
						The licence is terminable if the licencee is unable to pay its debts as they become due. The governing law is US.
Twentieth Century Fox Licencing & Merchandising	Cards Inc Ltd	Buffy the Vampire Slayer	01.06.04	01.06.04 until 31.12.06
Clause 14(b) - “If a substantial portion of the assets or controlling stock in Licensee’s business is sold or transferred, or if there is a substantial change in Licensee’s management, …………………..in whole or in part, Fox may terminate this Agreement upon 30 days’ notice to Licensee.”
						The licence is terminable if the licencee is unable to pay its debts as they become due. The governing law is US.
Coolabi Licencing Ltd	Cards Inc Ltd	Licence with Hammer Films Limited	Undated	Term expires on 30.04.07
Clause 12.3 - “The Company shall have the right at any time by giving notice in writing to the Licensee to terminate this Agreement immediately on the happening of any of the following events:”
Clause 12.3.7 - “if there shall be any change in the management or control of the Licensee which is unacceptable to the Company; or”

Part 3.   Particulars of the Sellers’ Guarantees

1.	A limited guarantee for £150,000 given by Darren Epstein to Barclays Bank dated 24 February 1999.

2.	A limited guarantee for £375,000 given by Darren Epstein to Barclays Bank dated 4 October 2006.

Part 4. List of Domain Names

Domain Names	Registrant	Registration Date	Renewal Date
goldencompassshop.co.uk	Cards Inc Limited	17/08/2006	17/08/2008
goldencompassshop.com	Cards Inc Limited	17/08/2006	17/08/2008
goldencompassstore.co.uk	Cards Inc Limited	17/08/2006	17/08/2008
goldencompassstore.com	Cards Inc Limited	17/08/2006	17/08/2008
thegoldencompassshop.co.uk	Cards Inc Limited	17/08/2006	17/08/2008
thegoldencompassshop.com	Cards Inc Limited	17/08/2006	17/08/2008
thegoldencompassstore.co.uk	Cards Inc Limited	17/08/2006	17/08/2008
thegoldencompassstore.com	Cards Inc Limited	17/08/2006	17/08/2008
harrypotter-figures.co.uk	Cards Inc Limited	7/08/2006	7/08/2008
harrypotter-figures.com	Cards Inc Limited	7/08/2006	7/08/2008
harrypotter-toy.co.uk	Cards Inc Limited	7/08/2006	7/08/2008
harrypotter-toy.com	Cards Inc Limited	7/08/2006	7/08/2008
harrypottertoychest.co.uk	Cards Inc Limited	7/08/2006	7/08/2008
harrypottertoychest.com	Cards Inc Limited	7/08/2006	7/08/2008
hp-toys.co.uk	Cards Inc Limited	7/08/2006	7/08/2008
hp-toys.com	Cards Inc Limited	7/08/2006	7/08/2008
harrypotter-store.co.uk	Cards Inc Limited	28/03/2006	28/03/2008
celebrationeurope.co.uk	Cards Inc Limited	28/03/2006	28/03/2008
funkydino.com	Cards Inc Limited	28/03/2006	28/03/2008
celebrationeurope.eu	Cards Inc Limited	4/07/2006	4/07/2007
master-replicas.co.uk	Cards Inc Limited	28/03/2006	28/03/2008
funkydino.co.uk	Cards Inc Limited	28/03/2006	28/03/2008
celebrationeurope.com	Cards Inc Limited	28/03/2006	28/03/2008
harrypotter-shop.net	Cards Inc Limited	28/03/2006	28/03/2008
harrypotter-store.net	Cards Inc Limited	28/03/2006	28/03/2008
cardsinc.com	Cards Inc Limited	24/12/2005	6/04/2010
cardsinc.co.uk	Cards Inc Limited	7/04/1999	7/04/2007
cardsinc.net	Cards Inc Limited	7/04/1999	7/04/2007
cardsinc.biz	Cards Inc Limited	5/12/2002	4/12/2006
thecollectorzone.com	Cards Inc Limited	24/12/2005	17/03/2007
thecollectorzone.co.uk	Cards Inc Limited	17/03/2003	17/03/2007
collectorzone.co.uk	Cards Inc Limited	17/03/2003	17/03/2007
yugiohstore.co.uk	Cards Inc Limited	11/03/2003	11/03/2007
cardsincgroup.co.uk	Cards Inc Limited	25/01/2006	25/01/2008
thecardsincgroup.co.uk	Cards Inc Limited	25/01/2006	25/01/2008
cardsinclicensing.co.uk	Cards Inc Limited	02/11/2005	02/11/2006
celebrationeuropeforum.co.uk	Cards Inc Limited	18/10/2006	18/10/2008
celebrationeuropeforum.com	Cards Inc Limited	18/10/2006	18/10/2008
celebrationeuropeshop.co.uk	Cards Inc Limited	18/10/2006	18/10/2008
celebrationeuropeshop.com	Cards Inc Limited	18/10/2006	18/10/2008

Schedule 3  Conditions

1.
The passing at an extraordinary general meeting of the Buyer of such resolutions required pursuant to the Merger Agreement to approve the Merger, and to approve the issue to the Sellers of the Consideration Shares and the Specific Earnout Shares as required by this Agreement.

2.
Where the Buyer is satisfied (whether or not as a result of receiving confirmation to this effect from the European Commission) that the Transaction does not constitute a concentration having a Community dimension within the meaning of Council Regulation (EEC) No. 139/2004 as amended or any subsequent legislation, then:

(a)
the Buyer being satisfied (whether or not as a result of receiving confirmation from the Office of Fair Trading) that the Transaction does not constitute a relevant merger situation within the meaning of Part 3 of the Enterprise Act 2002; or

(b)
the Buyer receiving confirmation in terms satisfactory to it that the Transaction will not be referred to the Competition Commission for further investigation in accordance with Part 3 of the Enterprise Act 2002.

3.
The Buyer receiving confirmation in terms satisfactory to it that the conditions required to consummate the Merger pursuant to the Merger Agreement other than completion of the Transaction have been fulfilled or validly waived in accordance with its terms.

4.	The following consents, authorisations or similar clearances being granted in terms satisfactory to the Buyer. All those which:

(a)	are required by the Licensor of the Harry Potter Licenses;

(b)	are required by any government, regulatory body or authority for Completion; and

(c)	are, in the reasonable opinion of the Buyer, necessary or desirable for Completion.

5.	No person:

(a)	having commenced, or threatened to commence, any proceedings or investigation for the purpose of prohibiting or otherwise challenging or interfering with the Transaction; or

(b)	having taken or threatened to take any action as a result of, or in anticipation of, the Transaction that would be materially inconsistent with any of the Sellers’ Warranties; or

(c)
having enacted or proposed any legislation (including any subordinate legislation) which would prohibit, materially restrict or materially delay the implementation of the Transaction or the operations of the Company.

6.	The Buyer being satisfied that there has been no breach by any of the Sellers of the undertakings given by them to the Buyer pursuant to clause 10.3.

7.	The Buyer being satisfied that there has been no Material Adverse Effect with respect to the Company at any time during the period beginning on the date hereof until and including the Completion Date.

Schedule 4   Completion

Part 1.  Conduct between exchange and Completion

1.	The Sellers shall procure that the Business shall be conducted in the manner provided in this Part of this Schedule 4 from the date of this Agreement to Completion.

2.	The Company shall carry on business in the ordinary course and in substantially the same manner as on the date hereof.

3.	The Company shall not:

(a)	dispose of any material assets used or required for the operation of its business; or

(b)	allot or agree to allot any shares or other securities or repurchase, redeem or agree to repurchase or redeem any of the shares; or

(c)	pass any resolution; or

(d)
(save for the product licence intended to be entered into between the Company and Newline Cinemas Limited in relation to “His Dark Materials” products and any modifications offered to the Company by licensors by way of enhanced rights to existing product licences) enter into, modify or agree to terminate any Company Material Contract (as defined in paragraph 13 of Part 1 of Schedule 7); or

(e)	incur any capital expenditure on any individual item in excess of £2,000; or

(f)	(save within current bank facilities as Disclosed) borrow any sum in excess of £1,000; or

(g)	enter into any lease, lease-hire or hire-purchase agreement or agreement for payment on deferred terms; or

(h)	pay any dividend or make any other distribution of its assets; or

(i)	make, or agree to make, material alterations to the terms of employment (including benefits) of any of its directors, officers or employees; or

(j)	provide or agree to provide any non-contractual benefit to any director, officer, employee or their dependants; or

(k)
(other than for serious misconduct in the case of an employee with an annual remuneration of less than £20,000) dismiss any of its employees or employ or engage (or offer to employ or engage) any person with an annual remuneration of more than £20,000, or change the terms of employment of any of its employees including increasing any salaries to take effect either during or after the period to Completion; or

(l)	create any Encumbrance (excluding for this purpose retention of title terms over Stock) over any of its assets or its undertaking; or

(m)	institute, settle or agree to settle any legal proceedings relating to its business, except debt collection in the normal course of business; or

(n)	grant, modify, agree to terminate or permit the lapse of any Intellectual Property Rights or enter into any agreement relating to any such rights; or

(o)	pay any management charge to the Sellers; or

(p)	incur any liability to the Sellers, other than employee liabilities incurred in the normal course of business; or

(q)	enter into any (or modify any subsisting) agreement with any trade union or any agreement that relates to any works council; or

(r)	vary the terms on which it holds any of the Properties or settle any rent review; or

(s)	make any material change to the accounting procedures or principles by reference to which its accounts are drawn up; or

(t)	repay any of the Company Indebtedness.

4.	The Company may do anything falling within paragraph 3 of Part 1 of this Schedule 4 if the Buyer has given prior written consent, such consent not to be unreasonably withheld.

5.	Unless such variations are imposed by the insurer without consent of the Company the Company shall maintain in force insurance policies:

(a)	that have limits of indemnity at least equal to; and

(b)	the other terms of which are no less favourable than,

those policies of insurance maintained by the Company on the date of this Agreement.

6.	The Sellers shall use all reasonable endeavours to maintain the trade and trade connections of the Company.

7.	The Sellers shall give to the Buyer as soon as possible after they become aware of the same full details of any material change in the business, financial position or assets of the Company.

8.	The Sellers shall not:

(a)	induce, or attempt to induce, any of the employees of the Company, whether directly or indirectly, to terminate their employment before the Completion Date; or

(b)	incur any liabilities to the Company, other than trading liabilities incurred in the ordinary course of business.

9.	No amendment, other than an amendment made solely to comply with legislative requirements, shall be made to any agreements or arrangements for the payment of pensions or other benefits on retirement:

(a)	to present or former directors, officers or employees of the Company; or

(b)	to the dependants of any of those people.

10.	The Sellers shall, at the Buyer’s request and the Sellers’ expense, provide the Buyer with such information or documents as it may reasonably require relating to the terms of employment or any other matter concerning any Employee, Worker, body of employees or their representatives in the period prior to the Completion Date.

11.
The Sellers shall, at their own expense and subject to their obligations under the Data Protection Act 1998, give such assistance as the Buyer may reasonably require to contest any claim by anyone employed or engaged by the Company prior to the Completion Date or their representatives resulting from or in connection with this Agreement.

Part 2.  What the Sellers shall deliver to the Buyer at Completion

1.	At Completion, the Sellers shall deliver to the Buyer the documents and evidence set out in this Part 2 of Schedule 4:

(a)	transfers of the Sale Shares duly executed by the registered holders in favour of the Buyer (or its nominee);

(b)	the share certificates for the Sale Shares in the names of the registered holders or an indemnity in a form to be agreed by the Buyer and the Sellers for any lost certificates;

(c)	the waivers, consents and other documents required to enable the Buyer (or its nominee) to be registered as the holder of the Sale Shares;

(d)
an irrevocable power of attorney in a form to be agreed by the Buyer and the Sellers and given by the Sellers in favour of the Buyer (or its nominee) to enable the beneficiary (or its proxies) to exercise all voting and other rights attaching to the Sale Shares before the transfer of the Sale Shares is registered in the register of members;

(e)	the original of any power of attorney under which any document to be delivered to the Buyer under this paragraph 1 has been executed;

(f)
in relation to the Company, the statutory registers and minute books (written up to the time of Completion), the common seal, certificate of incorporation and any certificates of incorporation on change of name;

(g)	a stock transfer form duly executed by DE in favour of the Buyer for the entire issued share capital of the Collector Zone Limited together with the share certificate therefor;

(h)	the written resignation of the auditors of the Company, accompanied in each case by:

(i)	a statement that there are no circumstances connected with the auditors’ resignation which should be brought to the notice of the members or creditors of the Company; and

(ii)	a written assurance that the resignation and statement have been, or will be, deposited at the registered office of the Company in accordance with section 394 of the Companies Act 1985;

(i)	a certified copy of the minutes of the board meetings held pursuant to Part 3 of Schedule 4;

(j)	in relation to the Company:

(i)	statements from each bank at which any of those companies has an account, giving the balance of each account at the close of business on the last Business Day before Completion;

(ii)	all cheque books in current use and written confirmation that no cheques have been written since those statements were prepared;

(iii)	details of their cash book balances; and

(iv)	reconciliation statements reconciling the cash book balances and the cheque books with the bank statements delivered;

(k)	all title deeds and other documents relating to the Properties;

(l)
evidence, in a form to be agreed by the Buyer and the Sellers, that any indebtedness or other liability of the kind described in paragraph 14 of Part 1 of Schedule 7 (including the duly executed counterpart of the Deed of Assignment) has been discharged;

(m)	all charges, mortgages, debentures and guarantees to which the Company is a party.

Part 3.  Matters for the board meetings at Completion

1.	The Sellers shall cause a board meeting of the Company to be held at Completion at which the following matters shall take place.

(a)	a resolution to register the transfer of the Sale Shares shall be passed at such board meeting of the Company, subject to the transfers being stamped at the cost of the Buyer;

(b)	the auditors of the Company shall resign from their offices and employment with the Company with effect from the end of the relevant board meeting;

(c)	the Service Contract in a form to be agreed by the Buyer and the Sellers shall be entered into by DE;

(d)
the persons the Buyer nominates shall be appointed as directors and secretary of the Company (but not exceeding any maximum number of directors contained in the relevant company’s articles of association), and the appointments shall take effect at the end of the board meeting;

(e)	KPMG plc shall be appointed as the auditors of the Company with effect from the end of the relevant board meeting;

(f)	all the existing instructions and authorities to bankers shall be revoked and replaced with new instructions and authorities to those banks in the form the Buyer requires;

(g)	the address of the registered office of the Company shall be changed to the address required by the Buyer; and

(h)	the accounting reference date of the Company shall be changed to the date required by the Buyer.

Part 4.  What the Buyer shall deliver to the Sellers (or any of them) at Completion

1.	At Completion, the Buyer shall deliver the documents set out in this Part 4 of Schedule 4:

(a)	to DE, a duly executed counterpart of the Service Contract; and

(b)	to the Sellers, evidence of the listing of the Consideration Shares and the Specific Earnout Shares on the NASDAQ Stock Market.

Schedule 5  Net Asset Value Adjustment

Part 1.  General

1.	Definitions

The definitions in this paragraph apply in this Agreement.

Accounting Standards: means statements of financial accounting practice (including financial reporting standards) adopted or issued by the ASB.

Actual Net Asset Value: Net Asset Value as determined by reference to the Completion Accounts.

ASB: means Accounting Standards Board Limited, a company registered in England and Wales with company number 2526824 or such other body prescribed by the Secretary of State from time to time pursuant to section 256 of the Act.

Buyer’s Accountants: KPMG.

Completion Accounts: the balance sheet of the Company, including the notes thereon as at the Completion Date and stating the amount of the Actual Net Asset prepared in accordance with and subject to the provisions of this Schedule.

Completion Period: the period commencing on the day after the Accounts Date up to and including the Completion Date.

Draft Completion Accounts: a draft of the Completion Accounts prepared in accordance with the requirements of this Schedule.

Expert: a person appointed in accordance with paragraph 3 of Part 1 of this Schedule to resolve any dispute arising in the preparation of the Completion Accounts.

Net Asset Value: means the aggregate of fixed and current assets (excluding Stock) less liabilities of the Company;

Sellers’ Accountants: Baker Tilly of First Floor, Centinel, 46 Clarendon Road, Watford, Herts, WD17 1HE.

Stock: means the stock in trade (including work in progress) of the Company as at the Completion Date.

Stock Take: means the process of counting of stock to be undertaken by the parties in accordance with paragraph 2.1 of Part 1 hereof.

Stock Value: means the value to be attributed to Stock in accordance with the provisions of paragraph 3.3 of Part 2 hereof.

Target Net Asset Value: -(negative)£3,583,000, being the estimated Net Asset Value of the Company on the Completion Date as at signing as determined by the parties to this Agreement.

GAAP: Accounting Standards, the legal principles set out in Schedules 4 and 4A to the Act, rulings and abstracts of the urgent Issues Task Force of the ASB and guidelines, conventions, rules and procedures or accounting practice in the United Kingdom which are regarded as permissible by the ASB.

2.	Preparation of completion accounts

2.1
With the consent and assistance of the Buyer the Sellers shall undertake a count of Stock during the period of 8 days commencing on the Completion Date. No sales shall be undertaken by the Company during such period.

2.2	The Sellers shall prepare the Draft Completion Accounts and submit the same to the Sellers Accountants as soon as reasonably practicable after the Completion Date.

2.3
The Buyer shall give such assistance and access to information as respectively the Sellers and the Sellers’ Accountants may reasonably require to enable them to prepare and/or review the Draft Completion Accounts within the period referred to in paragraph 2.1.

2.4
Subject to the preparation and review of the Draft Completion Accounts in accordance with paragraph 2.1, the Sellers shall deliver a copy of the Draft Completion Accounts to the Buyer’s Accountants no later than forty-five (45) Business Days after the Completion Date.

2.5	The Sellers shall pay the charges of the Sellers Accountants and the Buyer shall pay the charges of the Buyer’s Accountants for their respective reviews of Completion Accounts.

2.6
The Completion Accounts shall consist of a balance sheet for the Company as at the close of business on the Completion Date, prepared in accordance with the principles set out in and the provisions of Part 2 of this Schedule 5 and all appropriate supporting documentation and working papers of respectively the Sellers and the Sellers Accountants.

2.7
The Buyer shall keep up-to-date and make available to the Sellers and the Sellers’ Accountants its books and records relating to the Business during normal office hours and co-operate with them with regard to the preparation and review of the Completion Accounts.

2.8
The Buyer shall ensure that, within thirty (30) Business Days (“the Report Period”) starting on the day after delivery of the Draft Completion Accounts to the Buyer’s Accountants, the Buyer’s Accountants submit to the Sellers and the Sellers’ Accountants a report (“Buyer’s Report”) in writing (marked and signed by the Buyers Accountants as such) stating whether or not they agree with the Draft Completion Accounts and (in the case of disagreement), the areas of dispute. If no such report shall have been delivered by expiry of the Report Period then the Buyer shall be deemed to have agreed the Draft Completion Accounts.

2.9
If the Buyer’s Accountants agree or are deemed to have agreed the Draft Completion Accounts, the parties shall ensure that the Buyer’s Accountants and the Sellers’ Accountants certify the Draft Completion Accounts as being the Completion Accounts within five (5) days of the Sellers’ Accountants receiving the Buyer’s Report or (as the case may be) expiry of the Report Period without such report having been delivered and the Draft Completion Accounts shall then become final and binding on the parties for the purpose of this Agreement.

2.10
If the Buyer’s Accountants serve a Buyer’s Report within the Report Period which disagrees with the Draft Completion Accounts in any respect then the parties shall endeavour to agree any matter in dispute. If the matter in dispute is resolved by agreement between the parties, the Sellers’ Accountants and the Buyer’s Accountants shall certify the Draft Completion Accounts (subject to any amendment agreed between the parties) as being the Completion Accounts and they shall become final and binding on the parties for the purpose of this Agreement.

2.11
If the parties are unable to resolve any disagreement within thirty (30) Business Days of the delivery of the report of the Buyer’s Accountants to the Sellers’ Accountants, the matters in dispute shall be referred to an Expert.

3.	Expert

3.1	An Expert is a person appointed in accordance with this paragraph 3 to resolve a dispute arising in relation to the Completion Accounts.

3.2	The parties shall agree on the appointment of an independent Expert.

3.3
If the parties are unable to agree on an Expert within seven days of either party serving details of a suggested expert on the other, either party may request the President of the Institute of Chartered Accountants in England and Wales to appoint a firm of internationally recognised accountants to act as Expert.

3.4	If the Expert dies or becomes unwilling or incapable of acting, or does not deliver the decision within the time required by paragraph 3.10 then:

(a)	either party may apply to the President of the Institute of Chartered Accountants in England and Wales to discharge the Expert and to appoint a replacement Expert with the required expertise; and

(b)	this paragraph 3 applies in relation to the new Expert as if he were the first Expert appointed.

3.5	All matters under this paragraph 3 shall be conducted, and the Expert’s decision shall be written, in the English language.

3.6	Each of the Sellers and the Buyer shall promptly, on request by the Expert, supply to him such access to information, books, records, staff and management as he shall reasonably require.

3.7
The Expert shall be engaged jointly by the parties on the terms set out in this paragraph 3 and otherwise on such terms as shall be agreed Provided That neither party shall unreasonably (having regard, inter alia, to the provisions of this paragraph 3) refuse its agreement to terms proposed by the Expert or by the other party.

3.8	The Expert shall determine:

(a)	the matters disputed by the Buyer as set out in the Buyer’s Report; and

(b)	in light thereof, what alterations should be made (if any) to the draft Completion Accounts in order to correct inaccuracies; and

(c)	in doing so shall apply the principles set out in Part 2 of this Schedule 5 and shall take due account of the representations made to him in accordance with paragraph 3.9.

3.9	Except to the extent that the parties shall otherwise agree, the Expert shall determine his own procedures which shall:-

(a)	give the parties a reasonable opportunity to make written and oral representations to them;

(b)	require that each party supply the other with a copy of any written representations at the same time as they are made to the Expert;

(c)	permit each party to be present while oral submissions are being made by the other party.

3.10	Having settled the correct form of the Completion Accounts, the Expert shall:-

(a)	certify Actual Net Asset by reference to the Completion Accounts; and

(b)	certify the value of stock by reference to the Completion Accounts; and

(c)	make his determinations pursuant to paragraph 3.8 as soon as is reasonably practicable and in any event within 3 months of the matter being referred to him.

3.11	The determination of the Expert shall:-

(a)	be made in writing and made available for collection by the parties at the offices of the Expert at such time as they shall determine; and

(b)	unless otherwise agreed by the parties include reasons for each relevant determination.

3.12
To the extent not provided for by this paragraph 3, the Expert may, in his reasonable discretion, determine such other procedures to assist with the conduct of the determination as he considers just or appropriate, including (to the extent he considers necessary) instructing professional advisers to assist him in reaching his determination.

3.13
Each party shall, with reasonable promptness, supply each other with all information and give each other access to all documentation and personnel as each other reasonably requires to make a submission under this paragraph 3.

3.14
The Expert shall act as an expert and not as an arbitrator. The Expert shall determine any dispute, which may include any issue involving the interpretation of any provision of this agreement, his jurisdiction to determine the matters and issues referred to him or his terms of reference. The Expert’s written decision on the matters referred to him shall be final and binding in the absence of manifest error or fraud.

3.15
Each party shall bear its own costs in relation to the Expert. The Expert’s fees and any costs properly incurred by him in arriving at his determination (including any fees and costs of any advisers appointed by the Expert) shall be borne by the parties equally or in such other proportions as the Expert directs.

Part 2.  Basis for Preparation of the Completion Accounts

1.	General Requirements

1.1
Subject to the provisions of paragraphs 2 and 3 hereof the Completion Accounts shall be prepared adopting the same principles, accounting policies and treatments as applied for the purposes of the Accounts and subject thereto shall comply with GAAP as applicable at 31 July 2006.

1.2
To avoid doubt it is hereby agreed and declared that in preparing the Completion Accounts the provisions of paragraphs 2 and/or 3 hereof shall take precedence and in the event of conflict with the provisions of this paragraph 1, the provisions of paragraphs 2 and 3 shall prevail.

2.	The Completion Accounts : General Principles

The Completion Accounts shall be prepared on a going concern basis and in accordance with the under mentioned general principles and policies:

2.1	the effect of the change of control of the Company contemplated by this agreement shall be ignored;

2.2
subject to paragraph 2.1 all information becoming available to the Buyer up to the delivery of the Completion Accounts shall be taken into account in the preparation of the Completion Accounts and no information thereafter;

2.3
unless otherwise taken into account in accordance with the provisions of this Schedule, the Completion Accounts shall be prepared without regard to any changes in Accounting Standards from those applied in the preparation by the Company of the Accounts.

3.	The Completion Accounts: Specific Policies and Principles

The following specific policies and principles shall apply:-

3.1	Tangible Fixed Assets

(a)	Tangible fixed assets shall be recognised and capitalised in the period in which the Company acquired title to them.

(b)	Tangible fixed assets shall be treated as disposed of in the period in which the Company ceases to hold to them.

(c)	Plant, equipment and fixtures and fittings shall be depreciated at the rate of 25% per annum on the straight line basis based upon a net book value at 31 July 2006 of £132,133.

(d)	Motor vehicles shall be depreciated at the rate of 25% per annum on the straight line basis based upon a net book value at 31 July 2006 of £23,472.

3.2	Product Licences and Development Costs

(a)
All development costs (both internal and third party) incurred in connection with products manufactured or sold under product licences shall be assumed to be fully recoverable over the life of the licence.

(b)
All prepayments made in respect of fees and royalties paid under Product Licences as at the Completion Date shall be accounted for in full notwithstanding that the relevant product(s) may not then be on the market and all such prepayments shall be assumed to be recoverable over the life of the licence.

3.3	Stocks

(a)
Subject to paragraphs 3.3(b) to 3.3(d) hereof stock shall be valued on the basis of the Stock Take and by reference to the value of Stock as recorded in the Exchequer accounting system of the Company on 19th July 2006 or (in the case of a stock line not held on 19th July 2006) at the actual cost price of new Stock lines purchased after 19th July 2006 (including freight costs and duty payable).

(b)	Goods in transit on the Completion Date shall be valued at a sum equal to the liability incurred by the Company in connection therewith.

(c)	Returned stock held on the Completion Date shall be valued at a sum equal to cost of the product returned (including freight and duty).

(d)	No value shall be attributed to damaged Stock (including Stock where the packaging is damaged rendering it unsaleable in its current condition as new stock).

(e)	To avoid doubt no value shall be attributed to Stock which is not recorded in the accounting system of the Company on the Completion Date.

(f)	The Company shall be assumed to have no work in progress.

3.4	Trade Debtors

(a)	Trade debtors shall be valued at their invoice value less any specific provisions for bad debts.

(b)	No general provisions shall be made for bad or doubtful debts.

(c)	A specific provision shall be made (net of VAT) in respect of trade debts where a credit note (for under or faulty delivery) is properly required but has not been raised as at the Completion Date.

(d)	Sales invoices shall be assessed to have been raised and dated on the day the goods were sent out.

(e)	Specific bad debt provisions shall be made only in respect of:-

(i)	a debt which is no longer recoverable due to the inability of the customer to pay by reason of formal insolvency, whether actual or pending (based on evidence received); or

(ii)	debts which remain unpaid at the month end following the expiration of twelve clear months from the date of invoice and on the date upon which the Completion Accounts is agreed or determined;

(iii)
such debts where specific evidence exists that would persuade a reasonable businessman that the majority of the debt will remain unpaid in the subsequent 12 months Provided That a debt shall not be deemed to be bad if a payment schedule has been agreed with the relevant debtor and payments due thereunder have been paid up to date.

(f)	Any provisions shall be made net of any recoverable VAT.

3.5	Prepayments

Subject to paragraph 3.2(b) hereof, costs incurred in relation to matters giving rise to a future economic benefit shall be treated as prepayments to the extent material. In this context £250 per expense category in the Company’s profit and loss account shall be treated as material.

3.6	Cash at Bank

(a)	Cash at bank represents monies held in bank accounts adjusted for uncleared receipts and payments.

(b)	Cheques or other payments which remain unpresented after twelve months shall be written back to creditors if still outstanding.

(c)	Monies held in foreign currency accounts shall be translated at the rat ruling on the Completion Date.

3.7	Trade Creditors

(a)
Trade creditors shall be accrued at the correct invoice value or at the agreed cost if no invoice has been received and included in the accounts if goods are received or the benefit of the cost is taken in the period ending on the Completion Date.

(b)	Amounts designed in foreign currency shall be translated at the rate of exchange ruling at the period end.

3.8	Directors Loan Account

The loan account of DE shall be deemed to be nil as at the Completion Date.

3.9	Finance Leases and Hire Purchase

(a)
Assets financed by leasing agreements which give rights approximating to ownership (finance leases) shall be treated as if they had been purchased outright. The cost price of the asset (based on the normal market value) shall be capitalised. The correspondence leasing or hire purchase commitment shall be included in creditors as an obligation to the lessor.

(b)	Lease and hire purchase payments shall be treated as consisting of capital and interest elements. Interest shall be charged to the profit and loss account on the actuarial basis.

3.10	Taxation

(a)	Provision shall be made for corporation tax either payable or recoverable.

(b)
Provision for a deferred tax asset shall be made if a tax recovery is reasonably likely to arise on or before the last day of the Fiscal Year commencing next after the second anniversary of Completion but not further or otherwise.

3.11	VAT

VAT payable or recoverable shall be included in respect of amounts due to or from HM Revenue & Customs in respect of:-

(a)	VAT returns made up to a date on or prior to the Completion Date;

(b)	output VAT on sales invoices which are paid or in trade debtors but not included in VAT returns submitted to such date;

(c)	input VAT on purchase invoices paid or included in trade creditors but not included in VAT returns submitted to such date; and

(d)	deferment VAT payable to HMC&E on invoices for imported goods.

3.12	Accruals

(a)
Appropriate accruals shall be made in respect of goods and services supplied but in respect of which no invoices has been received prior to the Completion Date, to the extent material. In this context £250 per expense category in the company’s profit and loss account is treated as material.

(b)
Audit fees in respect of the year ending 31 July 2006 shall be accrued in full and an accrual shall be made for a proportion of annual audit fees in respect of the year ending 31 July 2007 at the annual equivalent rate of £16,000.

(c)
Fees accrued and/or paid to respectively the Sellers Accountants and the Sellers Solicitors since 1st June 2006 in respect of the Transaction shall not be accrued. For the avoidance of doubt, £105,000 of the fees of Baker Tilly accrued post-1 June 2006 shall be treated as unrelated to the Transaction for these purposes, which, together with £40,000 of  Baker Tilly’s fees invoiced on account in May and June 2006, shall total £145,000, which aggregate sum is expected to be charged in the Completion Accounts.

(d)	There shall be no accrual for Staff Christmas bonuses or commissions.

(e)	Holiday pay shall not be accrued.

(f)	Wages and salaries shall be debited to the profit and loss account in the appropriate period.

3.13	PAYE/NI

Appropriate accruals shall be made for PAYE and National Insurance for the appropriate period.

3.14	Bank Loans

(a)	Bank loans shall be included at the amount borrowed less capital repayments.

(b)	Interest on the amount of outstanding bank loans and all interest paid to book debt factors shall be accrued in full as appropriate.

3.15	Contingent Liabilities

Contingent liabilities shall be provided in accordance with GAAP.

Schedule 6   Earn-out Adjustment

1.	The definitions in this paragraph 1 of Schedule 6 apply in this Agreement:

COGS: the direct cost of manufacture or purchase of products for resale or, in the case of services, the direct cost paid to third parties for the provision of these services, or, in the case of manufacture of products by employees, the total cost of supply at open market price for the quality and type of product concerned but in all cases excluding the costs dealt with separately from COGS in the table below. For the avoidance of doubt, wages and salaries are to be excluded from COGS.

EBIT: in relation to any Fiscal Year, the Revenue, less the costs in respect of distribution and licensing as set out in the table below:

Nature of Costs	Percentages of Distribution Revenue	Percentages of License Revenue
COGS	actual	actual
Shipping/Inward Delivery	5.00%	5.00%
Sourcing Cost	0.00%	5.00%
Royalties	actual	actual
Sales Agents/Sales People Cost	5.00%	5.00%
Marketing Programmes	actual*	actual*
Marketing Overhead	2.00%	5.00%
Finance and other corporate overhead	11%	5.00%

*where such programmes are specific promotional programmes such as attendance at toy fairs

Distribution Revenue: in any Fiscal Year, the aggregate income of the Enlarged Business from the distribution of all or any product or products which is or are not subject to a License or Licenses.

Enlarged Business: the Business as carried on by the Company as at Completion together with any turnover of the Company which is derived from:

(i)	customers of the Company who are customers of the Company as at Completion and their successors including any Affiliates or assignees of any such customers (or successors); and

(ii)
products which are manufactured or distributed by or on behalf of the Company as at Completion and products which are successors to or updated versions of such products which are in the same product category as such products;

and all business generated after the Completion Date to the extent directly attributable to the exploitation by the Buyer and its Affiliates of any of the Licenses held by the Company at Completion.

License Revenue: in any Fiscal Year, the aggregate income from the exploitation of the Licenses in the Enlarged Business plus the value of all income accruing to the Company in the relevant Fiscal Year by reason of the writeback of sums received in satisfaction of debts written off prior to Completion.

Revenue: the aggregate of the License Revenue and the Distribution Revenue.

Sales Agents/Sales People Cost: the full cost of the sales function.

Shipping/Inward Delivery: the cost of shipping and transport from manufacture to point of sale.

Sourcing Cost: the cost of agents, quality control and other costs of sourcing the manufacture of products.

Schedule 7  Sellers’ Warranties

Part 1.  General Warranties

1.	Power to sell the Company

1.1	The Sellers have all requisite power and authority to enter into and perform this Agreement in accordance with its terms and the other documents referred to in it.

1.2
This Agreement and the other documents referred to in it constitute (or shall constitute when executed) valid, legal and binding obligations on the Sellers in the terms of the agreement and such other documents.

1.3	Compliance with the terms of this Agreement and the documents referred to in it shall not breach or constitute a default under any of the following:

(a)	any agreement or instrument to which any Seller is a party or by which any Seller is bound; or

(b)	any order, judgment, decree or other restriction applicable to any Seller.

2.	Shares in the Company

2.1	The Sale Shares constitute the whole of the allotted and issued share capital of the Company and are fully paid.

2.2	The Sellers are the legal and beneficial owners of the Sale Shares.

2.3	The Sale Shares are free from all Encumbrances.

2.4
No right has been granted to any person to require the Company to issue any share capital and no Encumbrance has been created in favour of any person affecting any unissued shares or debentures or other unissued securities of the Company.

2.5
No commitment has been given to create an Encumbrance affecting the Sale Shares (or any unissued shares or debentures or other unissued securities of the Company) or for the Company to issue any share capital and no person has claimed any rights in connection with any of those things.

2.6	The Company:

(a)	neither holds nor beneficially owns, nor has agreed to acquire, any securities of any body corporate; and

(b)	is not and has not agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations); and

(c)	has not, outside its country of incorporation, any branch or permanent establishment; and

(d)	has not allotted nor issued any securities that are convertible into shares.

2.7	The Company has not at any time:

(a)	purchased, redeemed or repaid any of its own share capital; or

(b)	given any financial assistance in connection with any acquisition of its share capital as it would fall within sections 151 to 158 (inclusive) of the Companies Act 1985.

2.8
All dividends or distributions declared, made or paid by the Company have been declared, made or paid in accordance with its memorandum, articles of association, the applicable provisions of the Companies Acts and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.	Constitutional and corporate documents

3.1
The copies of the memorandum and articles of association of the Company Disclosed to the Buyer or its advisers are true, accurate and complete in all respects and copies of all the resolutions and agreements required to be annexed to or incorporated in those documents by the law applicable are annexed or incorporated.

3.2	All statutory books and registers of the Company have been properly kept in all material respects and no notice or allegation that any of them is incorrect or should be rectified has been received.

3.3
All returns, particulars, resolutions and other documents that the Company is required by law to file with or deliver to any authority in any jurisdiction (including, in particular, the Registrar of Companies in England and Wales) have been correctly made up and filed or, as the case may be, delivered.

4.	Information

The particulars relating to the Company in this Agreement are true and accurate.

5.	Compliance with laws

So far as the Sellers are aware, the Company has at all times conducted its business in accordance with all applicable laws and regulations.

6.	Licences and consents

6.1
Excluding Intellectual Property Rights and rights relating to the Properties and Environmental Laws, the Company has all necessary licences, consents, permits and authorities necessary to carry on its business in the places and in the manner in which its business is now carried on, all of which are valid and subsisting.

6.2	So far as the Sellers are aware there is no reason why any of those licences, consents, permits and authorities should be suspended, cancelled, revoked or not renewed on the same terms.

7.	Insurance warranty

7.1
At the date of this Agreement the Company is insured against fire and such other risks and in the amounts as are evidenced in the policies of insurance, true and accurate copies of which are annexed to the Disclosure Letter.

7.2
The Company has at all times maintained insurance cover in substantially similar terms as are evidenced by the aforesaid policies subject only to normal and usual amendments imposed by or agreed with the relevant insurer and to increases or decreases in the levels of cover per risk as recommended from them to time by the Company’s insurance brokers.

7.3	In respect of all insurances referred to in paragraph 7.1 above:

(a)	all premiums and any related insurance premium taxes have been duly paid to date;

(b)
each policy is in force and effective and so far as the Sellers are aware no act, omission, misrepresentation or non-disclosure by or on behalf of the Company has occurred which makes any of those policies voidable, nor have any circumstances arisen which would render any of those policies void or unenforceable for illegality or otherwise and there has not been any breach of the terms, conditions or warranties of any of those policies which would entitle the relevant insurer to decline to pay all or any part of any claim made under those policies;

(c)	details of all claims made during the period of three years preceding the date of this agreement are set out in the Disclosure Letter;

(d)	no claim is outstanding and so far as the Sellers are aware no circumstances exist which are likely to give rise to any claim under the above policies; and

7.4	No claims have been made by employees of the Company in respect of industrial injury in the three years preceding the date of this agreement.

8.	Power of attorney

8.1
There are no powers of attorney in force given by the Company. No person, as agent or otherwise, is entitled or authorised to bind or commit the Company to any obligation not in the ordinary course of the Company’s business.

8.2	The Sellers’ Disclosure Letter sets out details of all persons who have authority to bind the Company in the ordinary course of business.

9.	Disputes and investigations

9.1	Neither the Company nor any person for whom the Company is vicariously liable:

(a)	is engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body,

department, board or agency (except for debt collection in the normal course of business); or

(b)	is the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body.

9.2	No director of the Company is, to the extent that it relates to the business of the Company, engaged in or subject to any of the matters mentioned in paragraph 9.1 of Schedule 7.

9.3
No such proceedings, investigation or inquiry as are mentioned in paragraph 9.1 and paragraph 9.2 of Schedule 7 have been threatened or are pending and there are no circumstances likely to give rise to any such proceedings.

9.4
So far as the Sellers are aware the Company is not affected by any existing or pending judgments or rulings and has not given any undertakings arising from legal proceedings to a court, governmental agency, regulator or third party.

10.	Defective products and services

10.1
True and accurate details of all products to an invoice value in excess of £10,000 returned by customers in the 12 month period to 30 September 2006 are set out in the Disclosure Letter with details of the reason for the return.

10.2
The Company has arrangements with each subcontractor and/or supplier under which it is able to and historically has received replacement goods to the value of the relevant invoice or has settled with the relevant subcontractor or supplier on terms which provide for the Company to be credited in full or (as the case may be) with an amount of credit representing satisfactory compensation to the Company for the loss suffered in respect of the faulty goods or goods which are damaged in transit whilst in the custody of the relevant supplier or its carrier.

10.3	So far as the Sellers’ are aware, each of the Company’s manufacturing sub-contractors complies with all applicable product safety laws regulations and British and European Union Standards.

10.4
No proceedings have been started, are pending or have been threatened against the Company in which it is claimed that any products manufactured or sold by the Company concerned are defective, not appropriate for their intended use or have caused bodily injury or material damage to any person or property when applied or used as intended.

10.5
No proceedings have been started and there are no outstanding liabilities or claims pending or threatened against the Company in respect of any services supplied by the Company for which the Company is or may become liable and no dispute exists between the Company and any of its customers or clients.

11.	Customers and suppliers

11.1
In the 12 months ending with the date of this Agreement, the business of the Company has not been materially affected in an adverse manner as a result of any one or more of the following things happening to the Company:

(a)	the loss of any of its customers or suppliers; or

(b)	a reduction in trade with its customers or in the extent to which it is supplied by any of its suppliers; or

(c)	a change in the terms on which it trades with or is supplied by any of its customers or suppliers.

11.2
Save for goods supplied to the Toys R’US on consignment (full details of which are Disclosed) the Company does not seek to impose any terms and conditions of sale upon its customers other than payment terms.

11.3	No customer is entitled to any discount on the invoice value of goods supplied.

11.4
So far as the Sellers are aware save for the special terms allowed to certain customers as referred to at paragraph 11.3 above and any retentions of title terms which may apply to stock, no customer or supplier to the Company has successfully imposed its own terms and conditions of purchase or (as the case may be) sale upon the Company.

11.5	The disclosure letter contains a list of customers providing 10% or more of total sales made by the Company in the 12 months ending on the Accounts Date.

12.	Competition

12.1	The definition in this paragraph applies in this Agreement.

Competition Law: the national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

12.2
The Company is not engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Law of any jurisdiction in which the Company conducts business and no Director is engaged in any activity which would be an offence or infringement under any such Competition Law.

12.3
The Company is not the subject of any investigation, inquiry or proceedings by any relevant government body, agency or authority in connection with any actual or alleged infringement of the Competition Law of any jurisdiction in which the Company conducts business.

12.4
No such investigation, inquiry or proceedings as mentioned in paragraph 12.3 of Schedule 7 have been threatened or are pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

12.5
No judgment, order or ruling of any relevant government body, agency or authority responsible for enforcing the Competition Law of any jurisdiction has been made against the Company and the Company has not given any undertakings or commitments to such bodies which affect the conduct of the Business.

12.6
The Company is not in receipt of any payment, guarantee, financial assistance or other aid from the government or any state body which was not, but should have been, notified to the European Commission under Article 88 of the EC Treaty for a decision declaring such aid to be compatible with the Common Market.

13.	Contracts

13.1	In this Agreement “Company Material Contracts” means the undermentioned contracts or written arrangements of the Company:

(a)	the Distribution Agreement dated 12 January 2006 and made between the Company (1) and Hasbro U.K. Limited (2)

(b)	Toys ‘R US

(c)	Asda

(d)	Tesco

(e)	COMAG

(f)	Toymaster

13.2	Except for the agreements and arrangements Disclosed, the Company is not a party to or subject to any agreement or arrangement which:

(a)	is of an unusual or exceptional nature; or

(b)	is not in the ordinary and usual course of business of the Company; or

(c)	may be terminated as a result of any Change of Control of the Company; or

(d)	restricts the freedom of the Company to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit; or

(e)	involves agency or distributorship; or

(f)	involves partnership, joint venture, consortium, joint development, shareholders’ or similar arrangements; or

(g)	is incapable of complete performance in accordance with its terms within six months after the date on which it was entered into; or

(h)	cannot be readily fulfilled or performed by the Company on time and without undue or unusual expenditure of money and effort; or

(i)	involves or is likely to involve an aggregate consideration payable by or to the Company in excess of £1,000; or

(i)	requires the Company to pay any commission, finders’ fee, royalty or the like; or

(ii)	is for the supply of goods and/or services by or to the Company on terms under which retrospective or future discounts, price reductions or other financial incentives are given; or

(iii)	is not on arm’s-length terms.

13.3	Each Company Material Contract is in full force and effect and binding on the parties to it. The Company has not defaulted under or breached a Company Material Contract and:

(a)	So far as the Sellers are aware no other party to a Company Material Contract has defaulted under or breached such a contract or is likely or has been threatened; and

(b)	no such default or breach by the Company is likely or has been threatened.

13.4
No notice of termination of a Company Material Contract has been received or served by the Company and so far as the Sellers are aware there are no grounds for determination, rescission, avoidance, repudiation or a material change in the terms of any such contract.

14.	Transactions with Sellers

14.1
Save for the DE Indebtedness there is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and any of the following:

(a)	any of the Sellers or any person Connected with any of the Sellers; or

(b)	any director of a member of the Company’s Group or any person Connected with such a member or director.

14.2
None of the Sellers, nor any person Connected with any of the Sellers is entitled to a claim of any nature against the Company, or has assigned to any person the benefit of a claim against the Company to which the Seller or a person Connected with such Seller would otherwise be entitled.

15.	Finance and guarantees

15.1	Full particulars of Company Indebtedness (including full particulars of the terms on which such money has been borrowed) have been Disclosed.

15.2
No guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement has been given by or entered into by the Company or any third party in respect of borrowings or other obligations of the Company.

15.3	The total amount borrowed by the Company does not exceed any limitations on the borrowing powers contained:

(a)	in the memorandum and articles of association of the Company; or

(b)	in any debenture or other deed or document binding on the Company.

15.4
The Company does not have any outstanding loan capital, has not lent any money that has not been repaid, and there are no debts owing to the Company other than debts that have arisen in the normal course of business.

15.5	The Company has not:

(a)	factored any of its debts or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in the Accounts; or

(b)	waived any right of set-off it may have against any third party.

15.6
The Company shall realise an aggregate sum in cash equal to the value of all debts (less any provision for bad and doubtful debts) owing to the Company reflected in the Accounts and all debts subsequently recorded in the books of the Company within nine months after the date of this Agreement.

15.7
No indebtedness of the Company is due and payable and no security over any of the assets of the Company is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise. The Company has not received any notice whose terms have not been fully complied with and/or carried out from any creditor requiring any payment to be made and/or intimating the enforcement of any security which it may hold over the assets of the Company.

15.8
The Company has not given or entered into any guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement or is responsible for the indebtedness, or for the default in the performance of any obligation, of any other person.

15.9	The Company is not subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any government department or other body.

15.10
Particulars of the balances of all the bank accounts of the Company, showing the position as at the day immediately preceding the date of this Agreement, have been Disclosed and the Company has no other bank accounts. Since those particulars were given, there have been no payments out of those accounts other than routine payments in the ordinary course of business.

15.11	A Change of Control of the Company will not result in:

(a)	termination of or material effect on any financial agreement or arrangement to which the Company is a party or subject; or

(b)	any indebtedness of the Company becoming due, or capable of being declared due and payable, prior to its stated maturity.

16.	Insolvency

16.1	The Company:

(a)	Is not insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 or any other insolvency legislation applicable to the company concerned; and

(b)	has not stopped paying its debts as they fall due.

16.2	No step has been taken to initiate any process by or under which:

(a)	the ability of the creditors of the Company to take any action to enforce their debts is suspended, restricted or prevented; or

(b)
some or all of the creditors of the Company accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums with a view to preventing the dissolution of the Company; or

(c)	a person is appointed to manage the affairs, business and assets of the Company on behalf of the Company’s creditors; or

(d)	the holder of a charge over the Company’s assets is appointed to control the business and assets of the Company.

16.3	In relation to the Company:

(a)	no administrator has been appointed;

(b)	no documents have been filed with the court for the appointment of an administrator; and

(c)
no notice of an intention to appoint an administrator has been given by the relevant company, its directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 to the Insolvency Act 1986).

16.4	No process has been initiated which could lead to the Company being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.

16.5	No distress, execution or other process has been levied on an asset of the Company.

17.	Assets

17.1
The Company is the full legal and beneficial owner of, and has good and marketable title to, all the assets included in the Accounts, any asset acquired since the Accounts Date and all other assets used by the Company except for those disposed of since the Accounts Date in the normal course of business.

17.2
None of the assets shown in the Accounts or acquired by the Company since the Accounts Date or used by the Company is the subject of any lease, lease-hire agreement, hire-purchase agreement or agreement for payment on deferred terms or is the subject of any licence or factoring arrangement.

17.3	The Company is in possession and control of all the assets included in the Accounts or acquired since the Accounts Date and all other assets used by the Company, except for those Disclosed as being in the possession of a third party in the normal course of business.

17.4
None of the assets, undertaking or goodwill of the Company is subject to an Encumbrance, or to any agreement or commitment to create an Encumbrance, and no person has claimed to be entitled to create such an Encumbrance.

17.5
The assets of the Company comprise all the assets necessary for the continuation of the relevant company’s business in the manner in which such business is carried on at the Accounts Date and as at Completion.

18.	Condition of plant and equipment and stock-in-trade

The plant, machinery, equipment and vehicles (but excluding computer hardware) used in connection with the Business:

18.1	are in good working order and have been regularly and properly maintained;

18.2	are capable and will continue to be capable of doing the work for which they were designed; and

18.3	are not surplus to the current or proposed requirements of the Company.

19.	Environment and health and safety

19.1	The definitions in this paragraph apply in this paragraph 19 only.

“Environment”: any and all organisms (including man), ecosystems, property, air; water and land.

“Environmental Laws”: any and all laws which have as a purpose or effect the protection of the Environment, and/or the mitigation, abatement, containment or prevention of harm and/or the provision of remedies in respect of harm, of any authority applicable to the Company; the Properties and/or conduct of the Business.

19.2	Compliance with Environmental Laws

So far as the Sellers are aware (but without having made any enquiry) the Properties have been used, and the Business has been conducted, at all times in compliance with all Environmental Laws.

19.3	Hazardous Matter

No Hazardous Matter has been generated, used, kept, treated, transported, spilled, deposited, disposed of, discharged, emitted or otherwise dealt with or managed by the Company at, on, under or from the Property.

19.4	Environmental Liability

So far as the Sellers are aware there are no events, states of affairs, conditions, circumstances, activities, practices, incidents or actions which have occurred or are occurring or have been or are in existence in or about the conduct of the Business by the Company which may or are liable to give rise to Environmental Liability.

19.5	Notice of Claims

At no time have the Sellers or the Company had knowledge of or received any notice, claim or other communication alleging any actual or potential Environmental Liability.

20.	Intellectual Property

20.1	The definitions in this paragraph apply in this Agreement other than Schedule 8.

20.2	The following definitions apply:-

(a)
Intellectual Property Rights: all patents, rights to inventions, utility models, copyright, trade marks, service marks, trade, business, rights in trade dress or get-up, rights in goodwill or to sue for passing off, unfair competition rights, rights in designs, moral rights, rights in confidential information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications for and renewals or extensions of such rights, and all similar or equivalent rights or forms of protection in any part of the world;

(b)	Distribution Agreement: the agreement dated 12 January 2006 and made between the Company (1) and Hasbro U.K. Limited (2);

(c)
Product Licences: the product licences under which the Company is authorised by the relevant owner of Intellectual Property Rights to manufacture and/or sell in a particular territory specified products;

(d)	IPR Agreements: respectively the Distribution Agreement and the Product Licences or any of them.

20.3	There is annexed to the Disclosure Letter a true and accurate summary of:-

(a)	the process adopted by the Company in connection with the design and manufacture of products and related get-up;

(b)	all products currently manufactured by the Company identified by reference to the relevant brand name and get up under which the same are or were sold.

20.4	True complete and accurate copies of the IPR Agreements are annexed to the Disclosure Letter.

20.5	The IPR Agreements comprise respectively all the licences, agreements, authorisations and permissions (in whatever form and whether express or implied) under which:-

(a)	the Company uses or exploits Intellectual Property Rights owned by any third party; or

(b)	the Company has licensed or agreed to license Intellectual Property Rights to, or otherwise permitted the use of any Intellectual Property Rights by any third party.

20.6	The Company does not require nor utilise any Intellectual Property Rights other than those set out in the Product Licences in order to carry on its activities.

20.7
The Intellectual Property Rights set out in the Product Licences are valid, subsisting and enforceable and nothing has been done or not been done as a result of which any of them have ceased or might cease to be valid, subsisting or enforceable and so far as the Sellers are aware there are and have been no claims challenges, disputes or proceedings, pending or threatened, in relation to the ownership, validity or use of such rights.

20.8
So far as the Sellers are aware there has been no infringement by any third party of any Intellectual Property Right specified in the IPR Agreements nor any third party breach of confidence passing off or actionable act of unfair competition in relation to the business and assets of the Company, and so far as the Sellers are aware no such infringement, breach of confidence, passing off or actionable act of unfair competition is current or anticipated.

20.9	The IPR Agreements:-

(a)	are valid and binding;

(b)	have not been the subject of any breach or default by any party or of any event which with the giving of notice or lapse of time, would constitute a default; and

(c)	so far as the Sellers are aware are not the subject of any claim, dispute or proceeding, pending or threatened.

20.10	A Change of Control of the Company will not result in the termination of any of the Product Licences.

20.11	So far as the Sellers are aware (but without having made any enquiry) the activities of the Company:-

(a)	have not and do not infringe the Intellectual Property Rights of any third party; or

(b)	have not constituted and do not constitute any breach of confidence, passing off or actionable act of unfair competition; or

(c)	(save as expressly stated in the IPR Agreements) have not given and do not give rise to any obligation to pay any royalty, fee, compensation or any other sum whatsoever.

21.	Domain names

21.1
The Company is the registrant of the Domain Names and has no legal or beneficial interest in and does not use in the course of its business any trademarks (registered or unregistered) other than the unregistered Domain Names.

21.2
The Bespoke Software, the contents of the website listed in the Disclosure Letter and all other copyright material used in or relating to the Business, including, but not limited to, business information manuals, reports, drawings, plans, sketches, designs, flowcharts and/or diagrams, which were created by the Company were created solely by an employee of the Company during the course of their employment, or, if created by a third party (the “Author”) the Company obtained a full unconditional assignment of the Intellectual Property Rights created by such third party.

21.3	The Company has not granted any licences to use the Domain Names.

21.4
The Company has not charged or encumbered any of the Domain Names, and so far as the Company is aware (having made no enquiry) no person other than it has any legal or beneficial interest of any kind in the Domain Names and so far as the Company is aware the Domain Names are not the subject of any claim for ownership, revocation or compensation by any third party.

21.5	The Company has not either by act or omission caused and/or permitted anything to be done which might endanger the validity of any of the Domain Names.

21.6	All renewal fees due in respect of any of the Domain Names have been paid.

21.7
The Company has not registered or applied to register any of the Domain Names or any substantially, confusingly or colourably similar names as trade or service marks or as part of domain names in any other part of the world.

21.8	So far as the Company is aware (having made no enquiry) no third party has made or is making any unauthorised use or exploitation of any of the Domain Names.

22.	Data protection act 1998

22.1
The Company has registered or applied to register itself under the Data Protection Act 1998 in respect of all registrable personal data held by it, and all due and requisite fees in respect of such registrations have been paid.

22.2
The details contained in such registrations or applications are correct in all material respects proper and suitable for the purpose(s) for which the Company holds or uses the personal data which are the subject of them, and the contents of all such registrations or applications have been made available to the Buyer.

22.3	All personal data held by the Company has been held in accordance with the data protection principles and there has been no unauthorised disclosure of such personal data.

22.4
There are no outstanding enforcement, deregistration or transfer prohibition notices or any other nature of notice under the Data Protection Act 1998 currently outstanding against the Company, nor is there any outstanding appeal against such notices. The Sellers are not aware of any circumstances which may give rise to the giving of any such notices to the Company.

22.5	There are no unsatisfied requests to the Company made by data subjects in respect of personal data held by the Company, nor any outstanding applications for rectification or erasure of personal data.

22.6
There are no outstanding claims for compensation for inaccuracy, loss or unauthorised disclosure of personal data nor is any personal data held by the Company inaccurate, nor has the Company lost or made any unauthorised disclosure of any such data.

22.7	Without prejudice to the specific provisions above, the Company and its employees have complied in.

23.	Information technology

23.1	In this Agreement these definitions apply:

Bespoke Software: the bespoke e-commerce section of www.thecollectorzone.com used by the Company in the operation of the Business.

IT System: all computer hardware (including network and telecommunications equipment) and Standard Software owned, used, lease or licensed by or to the Company and the Bespoke Software.

IT Contracts: all arrangements and agreements under which any third party provides any element of, or services relating to, the IT System, including leasing, hire purchase, licensing, maintenance and services agreements.

Standard Software: software used by the Company in the operation of the Business which is not Bespoke Software.

23.2	Complete and accurate particulars of the IT System are set out in Schedule 5 of the Disclosure Documents save for cabling and leads.

23.3	The IT System is free from all and any Encumbrances.

23.4
The Company has obtained all necessary rights from third parties to enable it to make unrestricted use of the IT System, subject to the terms of licenses from third parties in respect of the Standard Software, which such licenses are of a standard non-negotiated nature (“Software Licenses”).

23.5	The Company is the sole legal and beneficial owner of the Bespoke Software.

23.6	The IT Contracts are valid and binding and no act or omission has occurred which would, if necessary with the giving of notice or lapse of time, constitute a breach of any such contract.

23.7	There are and have been no claims, disputes or proceedings arising or threatened under any IT Contracts.

23.8
None of the IT Contracts is liable to be terminated or otherwise materially affected by a Change of Control of the Company, and the Sellers have no reason to believe that any IT Contracts will not be renewed on the same or substantially the same terms when they expire.

23.9	Save for any industry-recognised bugs or deficiencies in the Standard Software the elements of the IT System:

(a)	are networked, functioning properly and in accordance with all applicable specifications;

(b)	are not defective in any respect and have not been materially defective or materially failed to function during the last three years;

(c)	so far as the Sellers are aware, do not contain any software virus and have not within the last three years been infected by any software virus or accessed by any unauthorised person;

(d)	have sufficient capacity and performance to meet the business requirements of the Company at the date of this Agreement;

(e)	include sufficient user information as to enable reasonably skilled personnel in the field to use and operate the IT System without the need for further assistance; and

(f)	have been satisfactorily and regularly maintained and the IT System has the benefit of appropriate maintenance and support agreements.

23.10	The Company has implemented reasonable procedures for ensuring the security of the IT System and the confidentiality and integrity of all data stored in it.

23.11	The performance and functionality of the IT System recognizes 2008 as a leap year.

24.	Employment

24.1	The definitions in this paragraph apply in this Agreement.

Employment Legislation: legislation applying in England and Wales affecting contractual or other relations between employers and their employees or workers including, but not limited to, any legislation and any amendment, extension or re-enactment of such legislation and any claim arising under European treaty provisions or directives directly enforceable in the United Kingdom against the Company by any Employee or Worker.

Employee: any person employed by the Company under a contract of employment.

Worker: any person who personally performs work for the Company but who is not in business on their own account or in a client/customer relationship.

24.2	The name of each Director is set out in Schedule 2.

24.3	The Sellers’ Disclosure Letter includes anonymised details of all Employees and Workers of the Company, the particulars of each Employee and Worker and the principal terms of their contract including:

(a)	the company which employs or engages them;

(b)	their current remuneration (including any benefits and privileges that the Company provides or is bound to provide to them or their dependants, whether now or in the future);

(c)	the commencement date of each contract and, if an Employee, the date on which continuous service began;

(d)	the length of notice necessary to terminate each contract or, if a fixed term, the expiry date of the fixed term and details of any previous renewals;

(e)	the type of contract (whether full or part-time or other);

(f)	their date of birth;

(g)	any country in which the Employee or Worker works or performs services and/or is paid, if the Employee or Worker works or is paid outside England and Wales; and

(h)	the law governing the contract, if the Employee or Worker works or is paid outside England and Wales.

24.4
The Sellers’ Disclosure Letter includes anonymised details of all persons who are not Workers and who are providing services to the Company under an agreement which is not a contract of employment with the Company (including, in particular, where the individual acts as a consultant or is on secondment from an employer which is not a member of the Company’s Group) and the particulars of the terms on which the individual provides services, including:

(a)	the company which engages them;

(b)	the remuneration of each individual (including any benefits and privileges that the Company provides or is bound to provide) to them or their dependants, whether now or in the future;

(c)	the length of notice necessary to terminate each agreement or, if a fixed term, the expiry date of the fixed term and details of any previous renewals.

(d)	any country in which the individual provides services, if the individual provides services wholly or mainly outside England and Wales; and

(e)	the law governing the agreement, if the individual provides services wholly or mainly outside England and Wales.

24.5
The Sellers’ Disclosure Letter includes anonymised details of all Employees and Workers of the Company who are on secondment, maternity, paternity, adoption or other leave or who are absent due to ill-health or for any other reason.

24.6
No notice to terminate the contract of employment of any Employee or Worker of the Company (whether given by the relevant employer or by the Employee or Worker) is pending, outstanding or threatened and no dispute under any Employment Legislation or otherwise is outstanding between:

(a)	the Company and any of its current or former Employees relating to their employment, its termination or any reference given by the Company regarding them; or

(b)	the Company and any of its or their current or former Workers relating to their contract, its termination or any reference given by the Company regarding them.

24.7	No questionnaire has been served on the Company by an Employee or Worker under any Employment Legislation which remains unanswered in full or in part.

24.8
Every Employee or Worker of the Company who requires a work permit to work in the United Kingdom has a current and appropriate work permit or other permission and all other necessary permissions to remain in the United Kingdom and the Company is not guilty of any offence under Section 8 of the Asylum and Immigration Act 1996.

24.9	No offer of employment or engagement has been made by the Company that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

24.10
The acquisition of the Sale Shares by the Buyer and compliance with the terms of this Agreement will not entitle any Directors, officers or Employees of the Company to terminate their employment or receive any payment or other benefit.

24.11
All contracts between the Company and its Employees and Workers are terminable at any time on not more than three months’ notice without compensation (other than for unfair dismissal or a statutory redundancy payment) or any liability on the part of the Company other than wages, commission or pension.

24.12	All contracts between the Company and its Directors, Employees or Workers comply with any relevant requirements of section 319 of the Companies Act 1985.

24.13
The Company is not a party to, bound by or proposing to introduce in respect of any of its Directors or Employees any redundancy payment scheme in addition to statutory redundancy pay, nor is there any agreed procedure for redundancy selection.

24.14
The Company is not a party to, bound by or proposing to introduce in respect of any of its Directors, Employees or Workers any share option, profit sharing, bonus, commission or any other scheme relating to the profit or sales of the Company.

24.15
The Company has not incurred any liability in connection with any termination of employment of its Employees (including redundancy payments) or for failure to comply with any order for the reinstatement or re-engagement of any Employee.

24.16	The Company has not incurred any liability for failure to provide information or to consult with Employees under any Employment Legislation.

24.17
The Company has not made or agreed to make a payment or provided or agreed to provide a benefit to a present or former Director or officer, Employee or Worker or to their dependants in connection with the actual or proposed termination or suspension of employment or variation of an employment contract.

24.18
The Company is not involved in any material industrial or trade dispute or negotiation regarding a claim with any trade union, group or organisation of employees or their representatives representing Employees or Workers and there is nothing likely to give rise to such a dispute or claim.

24.19
No subject access requests made to the Company pursuant to the Data Protection Act 1998 by Employees or Workers are outstanding and the Company has complied with the provisions of the Data Protection Act 1998 in respect of all personal data held or processed by the Company relating to its Employees, Workers, and former Employees and Workers.

24.20
The Company has not in the last 12 months made any material alteration (whether to take effect prior to, on or after the Completion Date) any of the terms of employment or engagement of any of the Employees or Workers.

24.21	There are no sums owing to or from any Employee or Worker other than reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year.

24.22	The Company has not offered, promised or agreed to any material future variation in the contract of any Employee or Worker.

24.23	The Disclosure Letter includes:

(a)	anonymised copies of all contracts, handbooks, policies and other documents which apply to any of the Employees and Workers; and

(b)
copies of all agreements or arrangements with any trade union, employee representative or body of employees or their representatives (whether binding or not) and details of any unwritten agreements or arrangements which may affect any Employee or Worker.

24.24	In respect of each Employee and Worker, the Company has:

(a)	in all material respects performed all obligations and duties it is required to perform (and settled all outstanding claims), and whether arising under contract, statute, or common law;

(b)	complied with the terms of any relevant agreement or arrangement with any trade union, employee representative or body of employees or their representatives (whether binding or not); and

(c)	maintained adequate, suitable and up-to-date records.

24.25	Part 7 of the Income Tax (Earnings and Pensions) Act 2003 does not apply to any shares in the Company.

25.	Property

25.1	In this Agreement these definitions apply:

Lease: the Lease under which each Property is held.

Previously-owned Land and Buildings: land and/or buildings that has, at any time before the date of this Agreement, been owned (under whatever tenure) and/or occupied and/or used by the Company, but is either no longer owned, occupied or used by the Company, or are owned, occupied or used by the Company but pursuant to a different lease, licence, transfer or conveyance.

Properties: the land and buildings, short particulars of which are set out in Schedule 10 and Property means each and every one of them and any part or parts of them (but excluding the Licences).

25.2	The Properties and the Licences are the only land and buildings owned, used or occupied by the Company.

25.3
The Company does not have any right of ownership, right of use, option, right of first refusal or contractual obligation to purchase, or any other legal or equitable right, estate or interest in, or affecting any land and buildings other than the Properties and the Licences.

25.4	The Company does not have any actual or contingent liability in respect of Previously-owned Land and Buildings.

25.5	The Company has not given any guarantee or indemnity for any liability relating to any of the Properties or the Licences or any other land and buildings.

25.6	The Properties and the Licences are actively used by the Company in connection with the Business.

25.7	The information contained in Schedule 10 is complete and accurate and includes all the information needed to identify:

(a)	the Properties and the Licences; and

(b)	the present use of the Properties.

25.8	The Company, has a good and marketable title to the Properties and holds all necessary deeds and documents to prove good and marketable title to the Properties.

25.9	All the documents of title to be delivered to the Buyer on the Completion Date shall be original documents.

25.10	The Properties are each exclusively occupied by the Company and no third party has (nor is in the process of acquiring) rights to occupy the Properties.

25.11	The contractual date for term of each lease under which any Property is held is accurately stated in Schedule 10.

25.12	The terms of each Lease are not unusual or onerous.

25.13
Save in respect of routine redecoration and repairing covenants, there is no outstanding material breach of any obligation under any Lease. There is no outstanding application for any consent under any Lease. There is no pending rent review under any Lease. All principal rents and additional rents and all other sums payable by the Company as tenant under each Lease have been paid up to date and for the current period for which they are due. so far as repairing covenants are concerned, they have been observed and performed by the Company in all material respects.

25.14	The Company has not received any notice, order or proposal, and is not aware of (but without having made any enquiry) any, nor of any matter which would lead to any, which would adversely affect the value or use or enjoyment of any of the Properties or the Licences or access to or from any of them.

25.15
None of the Properties is held on terms that would allow any landlord or other third party to change those terms, or terminate the right of the Company to hold the Property, by reason of a Change of Control of the Company.

25.16
There are no disputes relating to or affecting any of the Properties or the Licences nor is the Company aware of any circumstances that may give rise to any such dispute after the date of this Agreement.

25.17	All the documents of title which are stampable have either been duly stamped with ad valorem stamp duty and a produced document stamp or bear a stamp denoting that no stamp duty was chargeable.

25.18
There are no contracts relating to any of the Properties entered into during the period commencing on 11 November 1999 and ending on 10 May 2000 (both dates inclusive) which expressly provide that the Third Party Rights Act is to apply.

25.19
There are no contracts relating to any of the Properties entered into on or after 11 May 2000 which expressly give any third party the right to enforce the relevant contract or which purport to confer a benefit on any third party.

25.20
Where required, a fire certificate has been issued in respect of each of the Properties and each of the Properties complies in all respects with current fire regulations and the current requirements of the insurers of the Properties.

25.21
The Properties are not subject to the payment of any outgoings other than non-domestic business rates, water and sewerage charges and payments arising under each Lease. All outgoings have been paid when due and none is disputed.

25.22
Each Lease is valid and subsisting against the landlord thereunder or any superior landlord and has not become liable to forfeiture and any consents for the grant of each Lease or the vesting of each Lease in the Company have been obtained. There are no documents supplemental to nor collateral with each Lease.

25.23	The Properties are not the subject of any legal mortgage or debenture nor are they subject to any agreement for sale, option or other matter registrable as an estate contract.

25.24
Each Lease contains all rights necessary to use the Properties to carry on the Business and access to each Property is over an adopted road or from an adopted road over a private road access over which the Company has rights which cannot be withdrawn.

26.	Accounts

26.1	The Accounts have been prepared in accordance with the Companies Acts and with UK GAAP.

26.2	The Accounts make proper and adequate provision or reserve for all bad and doubtful debts and for depreciation on fixed assets.

26.3
The Accounts show a true and materially accurate view of the commitments and financial position and affairs of the Company as at the Accounts Date and of the profit and loss of the Company for the financial year ended on that date.

26.4
The Accounts contain either provision adequate to cover, or, full particulars are set out in notes of all circumstances likely to give rise to Taxation (including deferred Taxation) and other liabilities (whether quantified, contingent, disputed or otherwise) of the Company as at the Accounts Date.

26.5
The Accounts are not affected by any unusual or non-recurring items or any other factor that would make the financial position and results shown by the Accounts unusual or misleading in any material respect.

27.	Financial and other records

All financial and other records of the Company (including all deeds and documents belonging to the Company) are in the possession of the Company to which they relate.

28.	Changes since the Accounts Date

28.1	Since the Accounts Date:

(a)	the Company has conducted its business in the normal course and as a going concern;

(b)	the Company has not issued or agreed to issue any share or loan capital;

(c)	no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Company;

(d)
the Company has not borrowed or raised any money or taken any form of financial security and no capital expenditure has been incurred on any individual item by the Company in excess of £10,000 and the Company has not acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item in excess of £10,000;

(e)	no shareholder resolutions of the Company have been passed other than as routine business at the annual general meeting;

(f)	there has been no abnormal increase or reduction of stock-in-trade; and

(g)	the Company has not offered price reductions, discounts or allowances on sales of stock-in-trade, or sold stock-in-trade at less than cost price.

29.	Effect of sale on Sale Shares

29.1	Neither the acquisition of the Sale Shares by the Buyer nor compliance with the terms of this Agreement will:

(a)	cause the Company to lose the benefit of any right or privilege it presently enjoys; or

(b)
relieve any person of any obligation to the Company (whether contractual or otherwise), or enable any person to determine any such obligation or any right or benefit enjoyed by the Company, or to exercise any right in respect of the Company; or

(c)	give rise to, or cause to become exercisable, any right of pre-emption over the Sale Shares; or

(d)	entitle any person to receive from the Company any finder’s fee, brokerage or other commission in connection with the purchase of the Sale Shares by the Buyer; or

(e)
result in any customer or supplier being entitled to cease dealing with the Company or to reduce substantially its existing level of business or to change the terms on which it deals with the Company; or

(f)	so far as the Sellers are aware, result in any officer or senior Employee leaving the Company; or

(g)	result in a breach of contract, law, regulation, order, judgment, injunction, undertaking, decree or other like imposition; or

(h)	result in the loss or impairment of or any default under any licence, authorisation or consent required by the Company for the purposes of its business; or

(i)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the assets of the Company; or

(j)
result in any present or future indebtedness of the Company becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date or in any financial facility of the Company being withdrawn; or

(k)	entitle any person to acquire, or affect the entitlement of any person to acquire, shares in the Company.

Part 2.  Tax Warranties

1.	General

1.1
All notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments and registrations and any other necessary information submitted by the Company to any Taxation Authority for the purposes of Taxation have been made on a proper basis, were submitted within applicable time limits, were accurate and complete when submitted and remain accurate and complete in all material respects. None of the above is the subject of any material dispute with any Taxation Authority.

1.2	All Taxation (whether of the UK or elsewhere), for which the Company has been liable to account for, has been duly paid (insofar as such Taxation ought to have been paid).

1.3	The Company has, within applicable time limits, maintained all records in relation to Taxation as they are required to maintain.

1.4	The Company has complied within applicable time limits with all notices served on them and any other requirements lawfully made of them by any Taxation Authority.

1.5
The Company has not made any payments representing instalments of corporation tax pursuant to the Corporation Tax (Instalment Payments) Regulations 1998 in respect of any current or preceding accounting periods and neither is under any obligation to do so.

1.6
The Company has not received from any Taxation Authority (and has not subsequently repaid to or settled with that Taxation Authority) any payment to which it was not entitled, or any notice in which its liability to Taxation was understated.

1.7
The Company has not paid and is not liable to pay, within the period of seven years ending on the date of this Agreement any penalty, fine, surcharge or interest charged by virtue of the TMA 1970 or any other Taxation Statute.

1.8
All Taxation and national insurance deductible and payable under the PAYE system and/or any other Taxation Statute has, so far as is required to be deducted, been deducted from all payments made (or treated as made) by the Company. All amounts due to be paid to the relevant Taxation Authority prior to the date of this Agreement have been so paid, including, without limitation, all Tax chargeable on benefits provided for directors, employees or former employees of the Company or any persons required to be treated as such.

1.9	Proper records have been maintained in respect of all such deductions and payments, and all applicable regulations have been complied with.

1.10
The Sellers’ Disclosure Letter contains details (so far as they affect the Company) of all current dispensations agreed with HM Revenue & Customs in relation to PAYE and all notifications given by HM Revenue & Customs under section 65(6) of the Income Tax (Earnings and Pensions) Act 2003.

1.11
The Company is not involved in any dispute with any Taxation Authority and has not, within the past 12 months, been subject to any visit, audit, investigation, discovery or access order by any Taxation Authority.

1.12
The amount of Taxation chargeable on the Company during any accounting period ending on or within the six years before Completion has not, to any material extent, depended on any concession, agreement or other formal or informal arrangement with any Taxation Authority.

1.13
All transactions in respect of which any clearance or consent was required from any Taxation Authority have been entered into by the Company after such consent or clearance has been properly obtained. Any application for such clearance or consent has been made on the basis of full and accurate disclosure of all the relevant material facts and considerations, and all such transactions have been carried into effect only in accordance with the terms of the relevant clearance or consent.

1.14
The Company has duly submitted all claims, disclaimers and elections the making of which has been assumed for the purposes of the Accounts. No such claim, disclaimers or elections are likely to be disputed or withdrawn.

1.15	The Sellers’ Disclosure Letter contains full particulars of all matters relating to Taxation in respect of which the Company is, or at Completion, will be entitled to:

(a)	make any claim (including a supplementary claim), disclaimer or election for relief under any Taxation Statute or other provision; and/or

(b)	appeal against any assessment or determination relating to Taxation; and/or

(c)	apply for a postponement of Taxation.

1.16
The Company is not, nor will it become liable, to make to any person (including any Taxation Authority) any payment in respect of any liability to Taxation which is primarily or directly chargeable against, or attributable to, any other person (other than the Company).

1.17
The Accounts make full provision or reserve within generally accepted accounting principles for any period ending on or before the date to which it was drawn up for all Taxation assessed or liable to be assessed on the Company, or for which the Company is accountable at that date, whether or not the Company has (or may have) the right of reimbursement against any other person. Proper provision has been made and shown in the Accounts for deferred taxation in accordance with generally accepted accounting principles.

1.18
The Company has sufficient records to determine the tax consequence which would arise on any disposal or realisation of any asset owned at the Accounts Date or acquired since that date, but prior to Completion.

1.19	The Company is not and has never been a member of any group of companies for corporation tax purposes.

2.	Chargeable gains

2.1
The book value shown in, or adopted for the purposes, of the Accounts as the value of each of the assets of the Company, on the disposal of which a chargeable gain or allowable loss could arise, does not exceed the amount which on a disposal of such asset at the date of this Agreement would be deductible, in each case, disregarding any statutory right to claim any allowance or relief other than amounts deductible under section 38 of TCGA 1992.

2.2	There has been no transaction to which any of the following provisions applies, or could apply, in respect of any asset held by the Company:

(a)	section 23 of TCGA 1992 (compensation and insurance monies);

(b)	section 135 and 136 of TCGA 1992 (reconstructions and amalgamations);

(c)	section 139 of TCGA 1992 (transfers of assets on reconstructions and amalgamations);

(d)	section 152-154 (inclusive) of TCGA 1992 (replacement of business assets);

(e)	sections 140A and 140C of TCGA 1992 (transfer of a trade);

(f)	section 165 of TCGA 1992 (gifts of business assets);

(g)	section 171-173 (inclusive) of TCGA 1992 (intra-group transfers);

(h)	section 247-248 of TCGA 1992 (compulsory acquisitions); and

(i)	section 242(2) of TCGA 1992 (small part disposals of land).

2.3	No allowable loss which might accrue on the disposal by the Company of any share in, or security of, any company is likely to be reduced by virtue of sections 176 and 177 of TCGA 1992.

2.4	The Company has not been a party to any scheme or arrangement whereby the value of an asset has been materially reduced as set out in sections 29-34 of TCGA 1992.

2.5
The Sellers’ Disclosure Letter gives details of any loss accruing to the Company in respect of which notice needs to be, but has not been given to, an officer of HM Revenue & Customs in order to be an allowable loss for the purposes of TCGA 1992.

2.6
The Company has not transferred a trade carried on by it outside the UK in circumstances such that a chargeable gain may be deemed to arise at a date after such transfer under section 140 of TCGA 1992.

2.7	The Company does not own any assets which are wasting assets within the meaning of section 44 of TCGA 1992 and which do not qualify in full for an allowance under the provisions of CAA 2001.

2.8
The Company has not disposed of or acquired any asset in circumstances falling within section 17 or 19 of TCGA 1992, or given or agreed to give, any consideration to which section 128(2) of TCGA 1992 could apply.

2.9
The Company is not owed a debt on a security, the disposal or satisfaction of which will give rise to a liability to corporation tax on chargeable gains will arise by reason of section 251 of TCGA 1992.

2.10
The Company has not received any assets by way of gift as mentioned in section 282 of TCGA 1992 and the Company has not held, nor does it hold, shares in a company to which section 125 of TCGA 1992 could apply.

2.11	No allowable loss has accrued to the Company to which section 18(3) of TCGA 1992 would apply.

2.12	The Company has not made a part disposal of any assets for the purposes of section 42 of TCGA 1992.

2.13	The Company has not, since the Accounts Date, appropriated any of its assets to or from trading stock for the purposes of section 161 of TCGA 1992.

2.14
No assessment in respect of a capital gain on the disposal of any asset situated outside the UK or of unremittable overseas income has been postponed under section 279 of TCGA 1992 or section 584 of ICTA 1988 in relation to the Company.

2.15
The Company has not acquired shares on a reorganization (within the meaning of section 126 of TCGA 1992) in circumstances such that part of the consideration given by the Company would be disallowed under section 128(2) of that Act.

3.	Capital allowances

3.1
If any asset of the Company were disposed of at Completion for its book value as shown in, or adopted for the purpose of, the Accounts, or for the value of consideration actually given for it on its acquisition (if such asset were acquired since the Accounts Date), no balancing charge under CAA 2001 (or any other legislation relating to capital allowances) or similar clawback of relief in jurisdictions outside the UK would be made on the Company.

3.2
No event has occurred since the Accounts Date (otherwise than in the ordinary course of business) whereby any balancing charge may fall to be made against, or any disposal value may fall to be brought into account, by the Company under CAA 2001 (or any other legislation relating to any capital allowances) or similar legislation relating to relief for similar capital expenditure in jurisdictions outside of the UK.

3.3
All expenditure which the Company has incurred (or may incur) under any subsisting commitment for the provision of plant or machinery has qualified, or will qualify for writing-down allowances under CAA 2001. The Company has notified its Inspector of Taxes of all such expenditure.

3.4	The Company is not a lessee under a lease to which Chapter 17 of Part 2 of CAA 2001 apply or could apply.

3.5	The Company is not a party to any transactions to which Schedule 12 to the Finance Act 1997 apply or could apply.

3.6	The Company has not made any election under section 83 of CAA 2001, nor is it taken to have made such an election under section 89(4) of CAA 2001.

3.7	The Company has not incurred any long-life asset expenditure within the meaning of section 90 of CAA 2001.

3.8
None of the assets of the Company or any Subsidiary, expenditure on which has qualified for a capital allowance under Part 3 of CAA 2001, has at any time been used otherwise than as an industrial building or structure.

3.9	The Sellers’ Disclosure Letter gives full details of any disclaimers of allowances on plant and machinery and of any reduction in initial allowances on industrial and agricultural buildings.

3.10	The Company has not claimed any research and development tax relief or tax credit.

4.	Distributions and other payments

4.1
No distribution or deemed distribution, within the meaning of sections 209, 210 or 211 of ICTA 1988, has been made (or will be deemed to have been made) by the Company after 5 April 1965, except dividends shown in their audited accounts, and the Company is not bound to make any such distribution.

4.2
No securities within the meaning of section 254(1) of ICTA 1988 issued by the Company and remaining in issue at the date of this Agreement were issued in such circumstances that the interest payable under them falls to be treated as a distribution under section 209(2) of ICTA 1988, and the Company has not agreed to issue any such securities.

4.3
No rents, interest, annual payments or other sums of an income nature, paid or payable by the Company, or which the Company is under an existing obligation to pay in the future, are or may be wholly or partially disallowable as deductions, management expenses or charges in computing taxable profits for Taxation purposes.

4.4
The Company has not, within the period of seven years preceding Completion, been engaged in, nor been a party to, any of the transactions set out in sections 213 to 218 (inclusive) of ICTA 1988, nor has it made or received a chargeable payment as defined in section 218(1) of ICTA 1988.

5.	Loan relationships

5.1
All interests, discounts and premiums payable by the Company in respect of its loan relationships (within the meaning of section 81 of the Finance Act 1996) are eligible to be brought into account by the Company as a debit for the purposes of Chapter II of Part IV of the Finance Act 1996 at the time, and to the extent that such debits are recognised in the statutory accounts of the Company.

5.2	The Company is not party to a debtor relationship (within the meaning of section 103 of the Finance Act 1996) to which paragraph 2 of Schedule 9 to the Finance Act 1996 applies or may apply.

5.3
The Company is not party to a loan relationship made other than on arm’s-length terms. There are no circumstances in which paragraphs 11 and 11A of Schedule 9 to the Finance Act 1996 could apply to require an adjustment of debits and/or credits brought into account by the Company.

5.4
The Sellers’ Disclosure Letter contains full particulars of any debtor relationship (within the meaning of section 103 of the Finance Act 1996) of the Company which relates to any deeply discounted security (within the meaning of Chapter 8 of Part 4 of the Income Tax (Trading and Other Income Act) 2005 to which paragraph 17 or 18 of Schedule 9 to the Finance Act 1996 applies.

5.5	The Company has not been a party to a loan relationship which had an unallowable purpose (within the meaning of paragraph 13 of Schedule 9 to the Finance Act 1996).

6.	Close companies

The Company is not, nor has ever been, a close company within the meaning of sections 414 and 415 of ICTA 1988.

7.	Intangible assets

For the purposes of this paragraph 9, references to intangible fixed assets mean intangible fixed assets and goodwill within the meaning of Schedule 29 to the Finance Act 2002 and to which that Schedule applies. References to an intangible fixed asset shall be construed accordingly.

7.1
The Sellers’ Disclosure Letter sets out the amount of expenditure on each of the intangible fixed assets of the Company and provides the basis on which any debit relating to that expenditure has been taken into account in the Accounts or, in relation to expenditure incurred since the Accounts Date, will be available to the Company. No circumstances have arisen since the Accounts Date by reason of which that basis might change.

7.2	No claims or elections have been made by the Company under Part 7 of, or paragraph 86 of Schedule 29 to, the Finance Act 2002 in respect of any intangible fixed asset of the Company.

7.3	Since the Accounts Date:

(a)	the Company does not own any asset which has ceased to be a chargeable intangible asset in the circumstances described in paragraph 108 of Schedule 29 to the Finance Act 2002;

(b)	the Company has not realised or acquired an intangible fixed asset for the purposes of Schedule 29 to the Finance Act 2002; and

(c)	no circumstances have arisen which have required, or will require, a credit to be brought into account by the Company on a revaluation of an intangible fixed asset.

8.	Company residence, treasury consents and overseas interests

8.1
The Company has, throughout the past seven years, been resident in the UK for corporation tax purposes and have not, at any time in the past seven years, been treated as resident in any other jurisdiction for the purposes of any double taxation arrangements having effect under section 249 of the Finance Act 1994 and section 788 of ICTA 1988 or for any other tax purpose.

8.2
The Company has not caused, permitted or entered into any of the transactions specified in section 765 of ICTA 1988 (migration of companies) without the prior written consent of HM Treasury, or without having duly provided the required information to HM Revenue & Customs (as appropriate).

8.3	The Companies does not hold shares in a company which is not resident in the UK an which would be a close company if it were resident in the UK in circumstances such that a chargeable gain accruing to the company not resident in the UK could be apportioned to the Company pursuant to section 13 of TCGA 1992.

8.4
The Company is not holding, nor has held in the past seven years, any interest in a controlled foreign company within section 747 of ICTA 1988. The Company has no material interest in an offshore fund as defined in section 759 of ICTA 1988.

8.5	The Company has not, since 17 March 1988, received any foreign loan interest in respect of which double taxation relief will, or may, be restricted under section 798 of ICTA 1988.

8.6
The Company has not been a party to any transaction or arrangement whereby it is, or may become, liable for Taxation by virtue of section 42A of ICTA 1988 (or regulations made under it) or section 126 of the Finance Act 1995.

8.7	The Company has not, nor within the last seven years has had, a permanent establishment outside the UK.

8.8
The Company is not an agent or permanent establishment of another company, person, business or enterprise for the purpose of assessing such company, person, business or enterprise to Taxation in the country of residence of the Company.

8.9	The Company is not, nor has been within the past seven years, a dual residence company for the purposes of section 404(4) of ICTA 1988.

9.	Anti-avoidance

9.1	The Company has not been a party to, nor has been otherwise involved in, any transaction, scheme or arrangement:

(a)	to which any of the following provisions could apply:

(i) section 56 of ICTA 1988 (transactions in deposits with and without certificates or in debts);

(ii) section 125 of ICTA 1988 (annual payments for non-taxable consideration);

(iii) sections 767A or 767B of ICTA 1988 (change in company ownership: corporation tax);

(iv) section 787 of ICTA 1988 (restriction on relief for payments of interest); and

(v) sections 110 or 215 of CAA 2001 (prohibited allowances and transactions to obtain allowances); or

(b)	where any of the following provisions could apply (other than where clearances or consents, as appropriate, have been obtained):

(i) sections 703 to 709 (inclusive) of ICTA 1988 (cancellation of tax advantages from certain transactions in securities); and

(ii) section 776 of ICTA 1988 (transactions in land: taxation of capital gains).

9.2
All transactions or arrangements made by the Company have been made on fully arm’s-length terms. There are no circumstances in which 770A of, or Schedule 28AA to, ICTA 1988 or any other rule or provision could apply causing any Taxation Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Taxation purposes.

9.3
The Company has not, at any time, been a party to or otherwise involved in a transaction or series of transactions in relation to which advisers considered that there was a risk that the Company could be liable to Taxation as a result of the principles in W. T. Ramsey Limited v IRC (54 TC 101) or Furniss v Dawson (55 TC 324), as developed in subsequent cases.

9.4	The Company has not entered into any notifiable arrangements for the purposes of Part 7 of the Finance Act 2004 or any notifiable schemes for the purposes of Schedule 11A to the VATA 1994.

10.	Inheritance tax

10.1	The Company has not:

(a)	made any transfer of value within sections 94 and 202 of IHTA 1984; or

(b)	received any value such that liability might arise under section 199 of IHTA 1984; or

(c)	been a party to associated operations in relation to a transfer of value as defined by section 268 of IHTA 1984.

10.2
There is no unsatisfied liability to inheritance tax attached to, or attributable to, the Sale Shares or any asset of the Company. None of them are subject to any HM Revenue & Customs charge as mentioned in section 237 and 238 of IHTA 1984.

10.3	No asset owned by the Company nor the Sale Shares, are liable to be subject to any sale, mortgage or charge by virtue of section 212(1) of IHTA 1984.

11.	Value Added Tax

11.1	The Company is a taxable person and is duly registered for the purposes of VAT.

11.2
The Company has complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT, promptly submitted accurate returns, and maintained full and accurate VAT records, invoices and other requisite documents. The Company has not been:

(a)	subject to any interest, forfeiture, surcharge or penalty; or

(b)	given any notice under sections 59, 59A or 64 of the VATA 1994; or

(c)	given a warning within section 76(2) of the VATA 1994; or

(d)	required to give security under paragraph 4 of Schedule 11 to the VATA 1994.

11.3	VAT has been duly paid by the Company, or provision has been made in the Accounts for all amounts of VAT for which the Company is liable.

11.4
All supplies made by the Company are taxable supplies. The Company has not been, nor will be, denied full credit for all input tax under sections 25 and 26 of the VATA 1994 (and regulations made under it) or for any other reasons. All VAT paid or payable by the Company is input tax as defined in section 24 of the VATA 1994 and regulations made under it.

11.5
The Company is not, nor has been, for VAT purposes, a member of any group of companies. No act or transaction has been effected in consequence of which the Company, is or may be held, liable for any VAT arising from supplies made by another company. No direction has been given, nor will be given, by HM Revenue & Customs under Schedule 9A to the VATA 1994 as a result of which the Company would be treated as a member of another group for the purposes of VAT.

11.6
The Company has not been, nor agreed to be, a party to any transaction or arrangement in relation to which a direction has been, or could be, made under paragraph 1 of Schedule 6 or paragraph 1 of Schedule 7 to the VATA 1994.

11.7
The Company is not, nor has agreed to become, liable for VAT under sections 47, 48 or 55 of the VATA 1994. No direction has been given, or may be given, by HM Revenue & Customs under paragraph 2 of Schedule 6 to the VATA 1994.

11.8
For the purposes of paragraph 3(7) of Schedule 10 to the VATA 1994, the Company and any relevant associates (within the meaning of paragraph 3(7) of Schedule 10 to the VATA 1994) have each exercised the election to waive exemption from VAT (pursuant to paragraph 2 of Schedule 10 to the VATA 1994) only in respect of those Properties listed as having been the subject of such an election in the Sellers’ Disclosure Letter and:

(a)
neither the Company nor any relevant associate (within the meaning of paragraph 3(7) of Schedule 10 to the VATA 1994) has any intention of exercising, or obligation to exercise, such an election in respect of any other of the Properties;

(b)
all things necessary for the election to have effect have been done and, in particular, any notification and information required by paragraph 3(6) of Schedule 10 to the VATA 1994 has been given and any permission required by paragraph 3(9) of Schedule 10 to the VATA 1994 has been properly obtained;

(c)	a copy of the notification, and of any permission obtained from HM Revenue & Customs in connection with the election, is included in the Sellers’ Disclosure Letter;

(d)	no election has or will be disapplied or rendered ineffective under paragraph 2(3AA) of Schedule 10 to the VATA 1994;

(e)
neither the Company nor any relevant associate (within the meaning of paragraph 3(7) of Schedule 10 to the VATA 1994) has charged VAT, whether on rents or otherwise, which is not properly chargeable; and

(f)
neither the Company nor any relevant associate (within the meaning of paragraph 3(7) of Schedule 10 to the VATA 1994) has agreed to refrain from making an election in relation to any of the Properties.

11.9
The Company does not own, nor has at any time within the period of ten years preceding the date of this Agreement owned, any assets which are capital items that are subject to the capital goods scheme under Part XV of the VAT Regulations 1995.

11.10
The Company has not made any claim for bad debt relief under section 36 of VATA 1994. There are no existing circumstances by virtue of which any refund of VAT obtained or claimed may be required to be repaid and there are no circumstances by virtue of which there could be a clawback of input tax from the Company under section 36(4) of the VATA 1994.

11.11
The Company has not entered into any self-billing arrangement (in the circumstances provided in section 29 of the VATA 1994) in respect of supplies made by any other person, nor has it at any time agreed to allow any such person to make out VAT invoices in respect of supplies made by the Company.

11.12
The Sellers’ Disclosure Letter contains full particulars of all claims which have been, or could be, made by the Company under sections 78 or 79 of the VATA 1994. There are no circumstances under which an assessment under section 78A of the VATA 1994 has been, or could be, made on the Company.

12.	Premiums and sale and lease back of land

The Company has not entered into any transaction to which sections 34, 35, 36, 43A-G or 779-784 (inclusive) of ICTA 1988 have been, or could be, applied.

13.	Employees and pensions

13.1
The Company has not made, nor agreed to make, any payment to, or provided or agreed to provide any benefit for, any director or former director, officer or employee of the Company, whether as compensation for loss of office, termination of employment or otherwise, which is not allowable as a deduction in calculating the profits of the Company for Taxation purposes, whether up to or after the Accounts Date.

13.2	The Company does not participate in a scheme under section 713 of the Income Tax (Earnings and Pensions) Act 2003.

13.3
The Sellers’ Disclosure Letter contains details of all schemes approved by HM Revenue & Customs under Schedules 2, 3 and 4 to Income Tax (Earnings and Pensions) Act 2003 (Approved Schemes) and of all options granted under Schedule 5 to Income Tax (Earnings and Pensions) Act 2003 (EMI Options). The Company is not aware of any circumstances under which HM Revenue & Customs may withdraw approval of any

Approved Scheme, or which might cause a disqualifying event under section 534 of the Income Tax (Earnings and Pensions) Act 2003 in respect of any EMI Options.

14.	Stamp duty, stamp duty land tax and stamp duty reserve tax

14.1
Any document that may be necessary or desirable in proving the title of the Company to any asset which is owned by the Company at Completion, and each document which the Company or any Subsidiary may wish to enforce or produce in evidence, is duly stamped for stamp duty purposes. No such documents which are outside the UK would attract stamp duty if they were brought into the UK.

14.2	Neither entering into this Agreement nor Completion will result in the withdrawal of a stamp duty or stamp duty land tax relief granted on or before Completion which will affect the Company.

14.3
No circumstances exist under which paragraph 5 or paragraph 12 of Schedule 12 to the Finance Act 2003 (recovery of relief from another group company or controlling director) could apply to the Company.

14.4
The Sellers’ Disclosure Letter sets out full and accurate details of any chargeable interest (as defined under section 48 of the Finance Act 2003) acquired or held by the Company before Completion in respect of which the Sellers are aware, or ought reasonably to be aware, that an additional land transaction return will be required to be filed with a Taxation Authority and/or a payment of stamp duty land tax made on or after Completion.

14.5
Since the Accounts Date, the Company has not incurred any liability to, or been accountable for, any stamp duty reserve tax. There has been no agreement within section 87(1) of the Finance Act 1986 which could lead to the Company incurring such a liability or becoming so accountable.

14.6	The Sale Shares are not chargeable securities for the purposes of section 99 of the Finance Act 1986.

14.7
The Company is not, nor has been, a person falling within subsections (6), (7) or (8) of section 67 or section 70 of the Finance Act 1986. The Company has not given, nor is obliged to give, any notification under section 68 or section 71 of the Finance Act 1986 or incurred any liability to stamp duty reserve tax under sections 93-97, of the Finance Act 1986.

15.	Tax sharing

The Company is not bound by or party to any Taxation indemnity, Taxation sharing or any Taxation allocation agreement in respect of which claims against the Company would not be time barred.

Schedule 8  Buyer’s Warranties

The Buyer warrants to the Sellers that each Buyer’s Warranty is true on the date of this agreement except as Disclosed. In addition, the Buyer warrants to the Sellers that each warranty set out in Article 4 of the Merger Agreement (“Article 4”), with the exception of any inaccuracies in such warranties resulting from matters specifically contemplated in the Merger Agreement that have occurred since the date of the Merger Agreement, (but excluding Sections 4.1(a), 4.3(a), 4.3(b), 4.7, 4.12(a), 4.12(b), 4.15(e), 4.20, 4.23 and 4.24(a) thereof), are true on the date of this Agreement, subject to the remaining Sections of Article 4 and the Parent Disclosure Schedule (as defined in the Merger Agreement) being qualified in the following manner for the purposes of this Schedule 8: (i) references to “Parent” and “Merger Sub” in Article 4 shall be replaced by “Buyer”; (ii) references to the “Company” in Article 4 shall be replaced by “Sellers”; (iii) references to the “Effective Time” in Article 4 shall be replaced by the “Completion Date”; (iv) references to “Merger” in Article 4 shall be replaced by “Transaction”; and (v) all references to “this Agreement” in Article 4 are not to mean the “Merger Agreement” but shall mean this Agreement. The Buyer has delivered or has made available to the Sellers on or before the date of this Agreement the Parent Disclosure Schedule and two files of documents (the front page of each such file having been initialled by both parties) (the “Buyer Disclosure Bundle”). The disclosures in each section of the Parent Disclosure Schedule are exceptions and qualifications to the representations and warranties set forth in the corresponding section of Article 4 (“Parent Warranties”) and in each other section of the Parent Warranties to the extent that such disclosure is reasonably apparent on its face as being an exception and qualification to the representations and warranties in such other section; provided, further however that the inclusion of any entry on the Parent Disclosure Schedule shall not constitute an admission by, or agreement of, the Buyer, that such matter is material to the Buyer.

The references in Sections 4.1(d), 4.4(a), 4.9(b) and 4.14(a) to certain documents having been provided to Master Replicas shall not apply to this Agreement. For the avoidance of doubt, the only documents which have been provided to the Sellers are those contained in the Buyer Disclosure Bundle.

The Buyer represents and warrants to the Sellers as follows:

1.	Organization and Qualification

The Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted.

2.	Authority relative to this Agreement

2.1
Subject to the Buyer Requisite Vote as defined below, the Buyer has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other proceedings on the part of the Buyer is necessary to authorize this Agreement or to consummate the transactions, contemplated hereby. This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid, legal and binding agreement of the Buyer, enforceable against the Buyer in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, affecting the enforceability of creditors’ rights generally and by general equitable principles which may limit the right to obtain equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or Law).

2.2
The Board of Directors of the Buyer (the “Buyer Board”) has duly and validly approved and authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby, and taken all actions required to be taken by the Buyer Board for the consummation of the transactions contemplated hereby. The Buyer Board has (i) determined that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby is in the best interests of the Buyer and its shareholders, (ii) as of the date of this Agreement, recommended that the shareholders of the Buyer approve this Agreement (the “Buyer Board Recommendation”) and (iii) directed that this Agreement be submitted to the shareholders of the Buyer for their approval. The affirmative vote of the holders of a majority of the Buyer’s Ordinary Shares present at a meeting, voting together as a single class (together, the “Buyer Requisite Vote”), is the only approval of the holders of the Buyer’s securities necessary to adopt this Agreement and approve the transactions contemplated hereby.

3.	Consents and Approvals

Except for filings, permits, authorizations, consents and approvals as may be required under the US Securities Act of 1933 and the securities Laws of any foreign country, no filing with or notice to, and no permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by the Buyer of this Agreement or any other of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents, or approvals or to make such filings or give such notice does not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Buyer.

4.	Employee Plans

4.1
The Buyer does not intend nor has it committed to establish or enter into any new buyer benefit plan, or to modify any buyer benefit plan (except to conform such plan to any applicable legal requirements as previously disclosed to the Buyer in writing or as required by this Agreement).

4.2	The Buyer has provided the Seller with a correct and complete copy of the Buyer’s “US-Guardian Benefit Guide”.

5.	Environmental Matters

The operations of the Buyer and its Subsidiaries are in material compliance with applicable Environmental Laws. The Buyer and its Subsidiaries have obtained and are in material compliance with all material permits or authorizations that are required under Environmental Laws to operate their facilities, assets and business and have not caused a Release at any of their leased properties which requires a remedial action under applicable Environmental Laws. No Environmental Claims have been asserted against the Buyer or its Subsidiaries nor does the Buyer have knowledge or notice of any threatened or pending Environmental Claim against the Buyer or its Subsidiaries. To the Buyer’s knowledge, no Environmental Claims have been asserted against any facilities that may have received hazardous materials generated by the Buyer or its Subsidiaries.

Schedule 9  Tax Covenant

DATED NOVEMBER 2, 2006

MR. DARREN EPSTEIN

MR. DAVID STRELITZ

MR. PAUL FREEDMAN

AND

CORGI INTERNATIONAL LIMITED

___________________________________

TAX DEED OF COVENANT
RELATING TO THE SALE OF THE
ENTIRE ISSUED SHARE CAPITAL OF
CARDS INC. LIMITED
___________________________________

ORRICK, HERRINGTON & SUTCLIFFE
TOWER 42, LEVEL 35
25 OLD BROAD STREET
LONDON EC2N 1HQ
TEL +44 (0)20 7562 5000
FAX +44 (0)20 7628 0078
WWW.ORRICK.COM

THIS AGREEMENT is dated  November 2, 2006

PARTIES

(1)	The several persons whose names and addresses are set out in Schedule 1 to the Agreement (“Covenantors”); and

(2)	The Buyer (as that term is defined in the Agreement).

BACKGROUND

It is agreed:

1.	Definitions and Interpretation

1.1
Save where expressly defined in this Tax Covenant words and expressions defined in the Agreement shall have the same meanings in this Tax Covenant and the provisions of clauses 1.3 to 1.14 of the Agreement shall be deemed to be incorporated in this Tax Covenant on the basis that each reference in that clause to “this Agreement” shall be construed as a reference to this Tax Covenant.

1.2	In this Tax Covenant:-

Accounting Period means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of Tax, are measured or determined;

Agreement means the agreement of today’s date between the Covenantors and the Buyer under which the Covenantors have agreed to sell the whole of the issued share capital of the Company to the Buyer;

Buyer’s Group means the Buyer, any holding company of the Buyer and all subsidiaries of the Buyer or of that holding company (excluding the Company), from time to time;

Event includes any transaction, act, event or omission or change in circumstances of whatever nature and (without limitation) includes any change in the residence of any person for the purposes of any Tax and the discontinuance of any trade, the entry into of the Agreement, Completion, the liquidation of any person, the death of any person and any transaction, act, event, omission or change of circumstance of whatever nature which is deemed to have occurred for the purposes of any Tax;

Overprovision has the meaning given in clause 8.1;

Pre-Completion Tax Affairs means the Tax affairs of the Company for which the Covenantors are responsible under clause 9;

Relief means any relief, allowance, deduction, credit, exemption, right to repayment or set off in respect of any Tax;

Tax or Taxation includes all forms of taxation and all statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies, in each case whether imposed in the United Kingdom or elsewhere in the world and (without limitation) includes corporation tax, advance corporation tax, income tax, capital gains tax, inheritance tax, value added tax, national insurance contributions, capital duty, stamp duty, stamp duty reserve tax, stamp duty land tax, duties of customs and excise, all taxes, duties or charges replaced by or replacing any of the foregoing, and all other taxes on gross or net income, profits or gains, distributions, receipts, sales, or value added, and all levies, imposts, duties, charges or withholdings of any nature whatsoever chargeable by any Tax authority, together with all penalties, charges and interest relating to any of the foregoing;

Tax Authority means HM Revenue and Customs and any other authority competent to impose Tax in the United Kingdom or elsewhere;

Tax Claim means the issue of any notice, demand, assessment, letter or other document or communication by or on behalf of any Tax Authority or the taking of any other action by or on behalf of any Tax Authority, from which it appears that a Tax Liability will or may be imposed on the Company;

Tax Documents means the Tax Returns, claims and other documents which the Covenantors are required to prepare on behalf of the Company under sub-clauses 9.1(a), (b) and (c);

Tax Liability means:

(a)	any liability of the Company to make an actual payment or increased payment of Tax; or

(b)
the loss, or reduction of any Relief which would (were it not for that loss, or reduction) have been available to the Company and which has been taken into account in computing (and so reducing) any provision which appears (or which but for the Relief would have appeared) in the Completion Accounts or which is otherwise taken into account as an asset in the Completion Accounts;

(c)	the loss, or reduction of a right to repayment of Tax which has been treated as an asset of the Company in the Completion Accounts; and

(d)
the setting-off against gross receipts, income, profits or gains earned, accrued or received on or before Completion of any Relief which is not available before Completion but arises in respect of any event occurring after Completion in circumstances where, but for that setting-off, the Buyer would have been able to make a claim against the Covenantors under this Tax Covenant;

and in any case to which paragraph (b), (c) or (d) applies the amount of the Tax Liability shall be:

(i)
in any case falling within paragraph (b), the amount of the reduction in the Relief or the amount of the Relief so lost as the case may be, unless the Relief is a deduction from or offset against gross income, profits or gains, in which case the amount of Tax Liability will be the amount of the Tax which would (on the basis of the Tax rates current at the date of the loss or reduction) have been saved as a result of the Relief but for the loss, or reduction or;

(ii)	in any case falling paragraph (c), the amount of the repayment which would have been obtained but for the loss or the amount of the reduction; OR

(iii)	in any case falling within paragraph (d), the amount of the Tax that would otherwise have been payable but for the setting off;

Tax Return means any return or amended return required to be made to any Tax Authority of income, profits or gains or of any other amounts or information which is relevant for the purposes of Tax, including any related accounts, computations and attachments; and

Time Limit means the latest date on which a Tax Document can be executed or delivered to the relevant Tax Authority without either incurring a liability to pay interest or a penalty or rendering the Tax Document ineffective.

1.3	Persons shall be treated as connected with one another for the purposes of this Tax Covenant if they are connected with one another for the purposes of section 839 of ICTA.

1.4	The headings in this Tax Covenant shall not affect its interpretation.

1.5	References to clauses and sub-clauses, unless otherwise stated, are references to clauses and sub-clauses of this Tax Covenant.

1.6
References in this Tax Covenant to the “Buyer” shall, where the benefit of this Tax Covenant has been novated or assigned under clause 20 of the Agreement, be construed as references to the person or persons for the time being entitled to the benefit of this Tax Covenant.

1.7
References in this Tax Covenant to “gross receipts, income, profits or gains” shall include any gross receipts, income, profits or gains (including capital gains) deemed to have been earned, accrued or received for Tax purposes.

1.8	References in this Tax Covenant to a “holding company” or to a “subsidiary” shall be construed in accordance with section 736 of the Companies Act 1985.

1.9	Reference to the result of any Event on, or before, Completion shall include:

(a)
the combined result of two or more events the first of which takes place on or before Completion and which was not in the ordinary course of business of the Company but such event shall only be included in such reference where the events occurring after Completion is or are in the ordinary course of the business of the Company; or

(b)	any event which is deemed for Taxation purposes to have occurred on or before Completion.

2.	Covenant to Pay

2.1
The Covenantors covenant with the Buyer in accordance with clause 13.22 of the Agreement that, subject to the other provisions of this Tax Covenant, the Covenantors shall pay to the Buyer an amount equal to any:-

(a)	Tax Liability arising:

(i)	in respect of or by reference to any gross profits, income, profits or gains earned, accrued or received on or before Completion; or

(ii)	as the result of any Event which occurred on or before Completion;

(iii)	as the result of the relationship for Tax purposes of the Company with any person other than the Buyer provided that such relationship existed on or before Completion;

(b)	inheritance tax which:

(i)	is at Completion a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of the Company; or

(ii)
after Completion, becomes a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of the Company and which is a liability in respect of inheritance tax payable as a consequence of the death of any person (whenever occurring) within 7 years after a transfer of value occurring on or before Completion; or

(iii)	arises as a consequence of a transfer of value occurring on or before Completion (whether or not in conjunction with the death of any person whenever occurring) made by, or to, the Company;

(c)	all reasonable costs and expenses properly incurred by the Buyer or by the Company in connection with establishing a claim under this Tax Covenant.

3.	Exclusions

3.1	The Covenantors shall not be liable under clause 2 in respect of any Tax Liability to the extent that:

(a)	provision in respect of that Tax Liability has been made in the Completion Accounts; or

(b)	the Tax Liability was paid or discharged on or before Completion and the payment or discharge was properly reflected in the Completion Accounts; or

(c)	the Tax Liability arises as a result of a change in any Tax statute, including any change in the rates of Tax, announced after Completion but with retrospective effect; or

(d)
the Tax Liability would not have arisen but for any voluntary transaction or action carried out or effected by the Buyer or the Company at any time after Completion, except where carried out or effected:

(i) pursuant to a legally binding obligation of the Company created before Completion; or

(ii) with the prior approval or at the request of the Covenantors; or

(iii) pursuant to any legal or regulatory requirement; or

(iv) in the ordinary course of business.

(e)
the Tax Liability arises as a result of a voluntary change occurring after Completion in any accounting policy (other than a change made to correct a failure by the Company prior to Completion to conform with generally accepted accountancy practice); or

(f)
the Tax Liability would not have arisen but for the failure or omission on the part of the Company, otherwise than at the direction of the Covenantors pursuant to clause 10, to make any claim, election, surrender or disclaimer, to give any notice or consent which in each case was either:

(i) reasonably required by the Covenantors in respect of a period or matter for which the Covenantors have conduct under clause 10; or

(ii) taken into account in the preparation of the Completion Accounts; or

(g)	the Tax Liability would not have arisen but for the winding up of, or the cessation of any trade or business by, the Company after Completion; or

(h)	notice of the Tax Liability is not given in writing by the Buyer to the Covenantors pursuant to clause 4 before the seventh anniversary of Completion; or

(i)	in the case of a claim under this Tax Covenant, the Buyer has recovered damages from the Covenantors for breach of any of the Warranties in respect of the same liability; or

(j)
the Tax Liability arises as a result of a transaction in the ordinary course of business of the Company between the Accounts Date and Completion and is not an interest or penalty, surcharge or fine in connection with Tax; or

(k)	the Tax Liability arises in respect of stamp duty or stamp duty reserve tax payable on the transfer or the agreement to transfer the Sale Shares pursuant to the Agreement;

(l)	the Tax Liability would not have arisen but for the Company ceasing to be subject to the small companies rate of corporation tax on or after Completion; or

(m)
the Tax Liability is attributable to any Tax which has been or is, whether before or after Completion, deferred by virtue of or by reference to any claim, notice or election or other act or event occurring prior to Completion and liability for which was either provided for in the Completion Accounts or in accordance with UK GAAP was not so provided, and which either ceases after Completion to be deferred or, in the case only of any amount actually provided for in the Completion Accounts, has ceased before Completion to be deferred; or

(n)
the Tax Liability is a liability for corporation tax in respect of any profits which are not recognised in the Completion Accounts and which are recognised in the accounts of the Company for any period ending after Completion (or would have been so recognised had such accounts been prepared on a basis consistent with the Completion Accounts).

4.	Notification of Claims and Conduct of Disputes

4.1
If the Buyer or the Company becomes aware of any Tax Claim which could give rise to a liability for the Covenantors under this Tax Covenant (whether alone or in combination with any other claim or circumstance), the Buyer shall give notice in writing to the Covenantors of the Tax Claim.

4.2
Any notice given under clause 4.1 shall include full details of the Tax Claim and shall include the amount of such Tax Claim and, so far as known to the Buyer, the reasons for the Tax Claim and the due date for the payment of Tax that may become payable as a result of such Tax Claim.

4.3
Any notice given under clause 4.1 shall be given as soon as reasonably practicable and in any event not more than 40 Business Days after the Buyer determines that Tax Claim to which clause 4.1 applies has been received.

4.4
Subject to clause 4.5, the Buyer shall procure that neither it nor the Company submits any correspondence to any Tax Authority in response to any Tax Claim to which Clause 4.2 applies without the consent of the Covenantors (such consent not to be unreasonably withheld or delayed).

4.5
After service of a notice under clause 4.1, the Covenantors shall have the right to request the Buyer and the Buyer hereby agrees to take and procure that the Company shall take such action and give such information and assistance as the Covenantors reasonably require to avoid, dispute, negotiate, compromise, resist, appeal or defend the Tax Claim provided that:

(a)	the Buyer shall keep the Covenantors reasonably informed of all material matters pertaining to the dispute;

(b)	no material communication pertaining to the dispute shall be transmitted to any Tax Authority without the same having been shown to the Covenantors; and

(c)
the Covenantors shall indemnify the Buyer and the Company to their reasonable satisfaction in respect of all proper costs, losses and expenses reasonably and properly incurred (including any Tax Liability) that may arise from the exercise by the Covenantors of their rights under this clause.

5.	Due Date for Payment and Interest

5.1	The date for payment of any amount which becomes due under clause 2.1(a) or (b) shall be as follows:-

(a)
where the liability of the Covenantors relates to a liability of the Company to make an actual payment of Tax, the date on which the Tax would have to be paid in order to prevent a liability to interest or a fine, surcharge or penalty from arising (taking into account any postponement of the payment of such Tax obtained by the Company); and

(b)	where the liability of the Covenantors relates to the loss, setting off or reduction of any Relief, the date on which Tax would have become payable but for the loss, set off or reduction; and

(c)
where the liability of the Covenantors relates to the loss or reduction of a right to repayment of Tax, the date on which the repayment of Tax would have been obtained but for the loss or reduction of the right to repayment; and

where the liability of the Covenantors relates to the Buyer’s or the Company’s costs and expenses, the date on which the Company or the Buyer becomes liable to pay those costs and expenses.

5.2
Any sum not paid by the Covenantors on the due date for payment as specified in clause 5.1 shall bear interest (which shall accrue from day to day after as well as before any judgment for the same) from the due date to and including the day of actual payment at a rate of two (2) per cent. per annum over the base rate of Barclays Bank Plc from time to time, provided that no interest shall accrue to the extent that the Covenantors’ liability under clause 2 extends to interest or penalties arising after the due date.

6.	Withholdings, Deductions and Taxation of Indemnity Payments

6.1
All sums payable by the Covenantors to the Buyer under this Tax Covenant shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law the Covenantors shall be obliged to pay to the Buyer such additional sum as will after the deduction or withholding has been made leave the Buyer with the same amount as it would have been entitled to receive in the absence of any requirement to make a deduction or withholding PROVIDED THAT if the Buyer receives a Tax benefit by reason of any deduction or withholding in respect of which the Covenantors have paid an additional sum under this clause 6.1 the Buyer shall, provided it has received all amounts which are then due and payable by the Covenantors under any provisions of the Agreement or this Tax Covenant, pay to the Covenantors on demand such amount, if any, as will leave the Buyer in the same overall after-tax financial position as it would have been in if the deduction or withholding had not been required.

6.2
If any sum payable to the Buyer under this Tax Covenant is subject to Tax in the hands of the Buyer the amount so payable shall be grossed up by such amount as will ensure that after payment of the Tax so charged there shall be left a sum equal to the amount that would otherwise be payable under this Tax Covenant.

7.	Liability under Sections 767A and 767AA of ICTA 1988 and other Secondary Liabilities

7.1	The Buyer shall pay to the Covenantors, by way of additional consideration for the sale of the Sale Shares, an amount equal to:

(a)
any Tax for which any of the Covenantors or any other person falling within section 767A(2) of ICTA becomes liable under section 767A or 767AA of ICTA in circumstances in which the taxpayer company (as referred to in section 767A(1)) or the transferred company (as referred to in section 767AA(1)(a)) is the Company;

(b)	any Tax for which any of the Covenantors become liable under section 132 of the Finance Act 1988 in circumstances where the Company ceases to be resident in the United Kingdom after Completion;

(c)	any Tax for which any of the Covenantors become liable under section 190 of TCGA in circumstances where the unpaid tax referred to in section 190(1) TCGA is first assessed on the Company; and

(d)	any third party costs reasonably incurred by the Covenantors or in substantiating a claim under clauses 7.1(a) to 7.1(c).

7.2
Clauses 4, 5 and 6 (conduct of disputes, due date for payment and withholdings and deductions) shall apply to clause 7.1 as they apply to the covenant contained in clause 2, replacing references to the Covenantors with references to the Buyer (and vice versa) and making any other necessary modifications.

8.	Over-provisions, Repayment, Corresponding Savings and Recovery from Third Parties

8.1	The Covenantors may, at any time, require the Buyer to obtain, at the Covenantors’ expense, a certificate from the auditors for the time being of the Company as to:-

(a)	whether any provision for Tax contained in the Completion Accounts is an over-provision; or

(b)	whether the Company has received any repayment of Tax (other than a repayment which has been taken into account in the Completion Accounts) in respect of any period before Completion; or

(c)
whether any Tax Liability which has resulted in a payment being due from the Covenantors under this Tax Covenant or the Warranties has given rise or will give rise to a benefit or saving for the Company which would not otherwise have arisen and which the Company has received, retained and utilised;

and, if so, the amount or value of that over-provision, repayment, benefit or saving (the Certified Amount).

8.2
For the purposes of sub-clause 8.1(a) an over-provision shall be deemed to exist if, applying the accounting policies, principles and practices adopted in relation to the preparation of the Completion Accounts:

(a)	any Tax asset of the Company proves to have been understated in the Completion Accounts; or

(b)	any Tax liability proves to have been overstated in the Completion Accounts, or is discharged or satisfied for less than the amount attributed thereto in the Completion Accounts; or

(c)	any provision in respect of Tax (other than for deferred tax) in the Completion Accounts proves to have been overstated.

8.3	If the auditors of the Company give a certificate in accordance with clause 8.1:

(a)	the Certified Amount shall first be set off against any payment then due from the Covenantors under this Tax Covenant or the Warranties ;

(b)
to the extent that the Certified Amount exceeds the amount of any payment then due from the Covenantors under this Tax Covenant a refund shall be made to the Covenantors of any previous payments made under this Tax Covenant and not previously refunded under this clause; and

(c)	any remaining excess shall be carried forward and set-off against any future payments which may become due from the Covenantors under this Tax Covenant or the Warranties.

8.4
At any time after the production of a certificate in accordance with clause 8.1 the Buyer may (or, if the Covenantors so request, shall) require the auditors for the time being of the Company to review the certificate and to certify whether the certificate remains correct or whether it should be amended. Any such review shall be paid for by the Buyer in the event that the Buyer requests a review. In all other circumstances the review shall be paid for by the Covenantors.

8.5
If following a review in accordance with clause 8.4 the auditors certify that the certificate should be amended, the Certified Amount shall be treated for the purposes of clauses 8.1, 8.2 and 8.3 as having been the amount shown on the amended certificate, and such payment (if any) as is required to place the Buyer, so far as is possible, in the positions it would have occupied if the Certified Amount as shown on the original certificate had been equal to the Certified Amount as shown on the amended certificate shall be made forthwith.

9.	Management of Pre-Completion Tax Affairs

9.1
Subject to the following provisions of this clause the Covenantors or their duly authorised agents shall, in respect of all Accounting Periods ending on or before Completion, and at the Covenantors’ cost:

(a)	prepare and submit the Tax Returns of the Company;

(b)	prepare and submit on behalf of the Company all claims, elections, surrenders, disclaimers, notices and consents relating to Tax; and

(c)
subject to clause 4, deal with all matters relating to Tax which concern or affect the Company, including all negotiations and correspondence with any Tax Authority and the making of any agreements relating to Tax.

9.2
The Covenantors shall procure that all Tax Documents which have been prepared by or on behalf of the Covenantors in accordance with clause 9.1 and which are required to be signed by or on behalf of the Company are delivered to the Buyer for authorisation, signing and submission to the relevant Tax Authority. If a Time Limit applies in relation to any such Tax Document, the Covenantors shall ensure that the Buyer receives the Tax Document no later than 30 Business Days before the expiry of the Time Limit.

9.3	The Buyer shall procure that:

(a)
the Covenantors and their duly authorised agents are afforded such access (including the provision of copies at the Covenantors’ expense) to the books, accounts and records of the Company as they reasonably require to enable the Covenantors to discharge their obligations under clause 9.1;

(b)
the Covenantors are sent as soon as reasonably practicable a copy of any communication which is received by the Buyer, the Company or any other member of the Buyer’s Group from any Tax Authority insofar as it relates to the Pre-Completion Tax Affairs;

(c)	there is given to such person or persons as may for the time being be nominated by the Covenantors and confirmed to any relevant Tax Authority, authority to conduct the Pre-Completion Tax Affairs;

(d)
subject to Clause 9.4, any Tax Document delivered to the Buyer under clause 9.2 is authorised, signed and returned to the Covenantors no later than 15 Business Days before the expiry of any relevant Time Limit for submission to the appropriate Tax Authority.

9.4
The Buyer shall be entitled to comment on all Tax Documents delivered to it under clause 9.2 (which shall, for the avoidance of doubt, include the content of all negotiations, correspondence and agreements referred to in sub-clause 9.1(c)). The Covenantors shall take reasonable account of any comments made by the Buyer. The Covenantors shall not submit any Tax Document until the Buyer has either supplied the Covenantors with its comments or notified the Covenantors that it has no comments provided that if the Buyer has not supplied such comments or notification within 15 Business Days before the expiry of any relevant Time Limit, the Covenantors may submit the relevant Tax Documents.

10.	Conduct of other Tax Affairs

10.1	Subject to the provisions of clause 10.2 below and clause 4, the Company shall be entitled to deal with its own Tax affairs insofar as they relate to the Accounting Periods ending after Completion.

10.2
The Buyer shall procure that in respect of all Accounting Periods of the Company commencing before Completion but ending after Completion, the Covenantors are afforded the opportunity of commenting on all computations and returns relating to Tax and on all negotiations, correspondence and agreements with any Tax Authority with respect thereto and the Buyer shall take reasonable account of any comments made by the Covenantors. The Buyer shall procure that the Covenantors and their duly authorised agents are afforded such access (including the provision of copies at the Covenantors’ expense) to the books, accounts and records of the Company and such other assistance as they reasonably require to enable the Covenantors to exercise their rights under this paragraph 10.2 and to enable the Covenantors to deal with their own Tax affairs.

11.	Illegality

If at any time any provision of this Tax Covenant is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remainder of this Tax Covenant nor the legality, validity or enforceability of the provision in question under the law of any other jurisdiction shall in any way be affected or impaired thereby.

12.	General

12.1	The provisions of clauses 20 (Assignment), 24 (Notices), 31 (Counterparts) and 33 (Governing Law and Jurisdiction) shall apply to this Tax Covenant in the same way as they apply to the Agreement.

12.2
The liability of the Covenantors under this Tax Covenant shall be as set out in clause 13.22 of the Agreement. The Buyer may release or compromise the liability of any Covenantor or grant time or other indulgence to any Covenantor without releasing or reducing the liability of any other Covenantor.

IN WITNESS whereof this document has been duly executed as a deed the day and year first before written.

SIGNED on behalf of	)
DARREN EPSTEIN	)	/s/ Darren Epstein
in the presence of	)

SIGNED on behalf of	)
DAVID STRELITZ	)	/s/ David Strelitz
in the presence of	)

SIGNED on behalf of	)
PAUL FREEDMAN	)	/s/ Paul Freedman
in the presence of	)

SIGNED on behalf of	)
CORGI INTERNATIONAL	)
LIMITED	)	/s/ Carrick John Clough
acting by its attorney	)	Director
in the presence of	)

Schedule 10 Particulars of Properties

Leasehold Properties

Description of the Property	Bays 1 & 2 of the former Polestar Building, Ascot Road, Watford
Description of Lease (lease, underlease, licence, date and parties)	Underlease dated 8 April 2005 between Teesland (Watford) Limited (1) the Company (2)
Owner	The Company
Registered/unregistered (and title number)	Unregistered
Contractual date of termination of lease	7 April 2010
Occupier	The Company
Current Use	For purposes specified under Class B1(c), B2 & B8 of the 1987 Order
Is there an Investment Lease?	No
Tenant under an Investment Lease	N/A
Contractual date of termination of Investment Lease	N/A

Description of the Property	Centre 3, 31 Greenhill Crescent, Watford Business Park, Watford
Description of Lease (lease, underlease, licence, date and parties)	Lease dated 6 July 1987 between Carroll Investment Corporation Limited (1) Woodstock (Wholesale Office Furniture 1982) Limited (2) Arenson Group Plc (3)
Owner	The Company
Registered/unregistered (and title number)	HD229800
Contractual date of termination of lease	25 June 2012
Occupier	The Company
Current Use	Industrial purposes
Is there an Investment Lease?	No
Tenant under an Investment Lease	N/A
Contractual date of termination of Investment Lease	N/A

Description of the Property	Second Floor Office Suite, The Granary, Southbridge, Northampton
Description of Lease (lease, underlease, licence, date and parties)	Lease dated 12 June 2002 between Steven Thomas Pentland and Peter Howard Jones (1) the Company (2)
Owner	The Company
Registered/unregistered (and title number)	Unregistered
Contractual date of termination of lease	21 March 2012
Occupier	The Company
Current Use	Offices only
Is there an Investment Lease?	No
Tenant under an Investment Lease	N/A
Contractual date of termination of Investment Lease	N/A

Description of the Property	Malborough House, Warwick Road, Solihull, West Midlands
Description of Lease (lease, underlease, licence, date and parties)	Underlease dated 30 June 2004 between Raftery & Co (1) The Company (2)
Owner	The Company
Registered/unregistered (and title number)	Unregistered
Contractual date of termination of lease	31 March 2007
Occupier	The Company
Current Use	Office
Is there an Investment Lease?	N/A
Tenant under an Investment Lease	N/A
Contractual date of termination of Investment Lease	No

Description of the Property	Part First Floor, Marlborough, Warwick Road, Solihull, West Midlands
Description of Lease (lease, underlease, licence, date and parties)
Underlease dated 30 June 2004 between John Stewart McDonald, Roger John Edmonds Michael Alfred Williams and John Andrew Osbourne (trading as Raftery & Co) (1) and Edward Thomas Martin Allsopp, Leslie Alexander Szostek (2)

Owner	The Company
Registered/unregistered (and title number)	Unregistered
Contractual date of termination of lease	30 June 2007
Occupier	The Company
Current Use	Offices
Is there an Investment Lease?	No
Tenant under an Investment Lease	N/A
Contractual date of termination of Investment Lease	N/A

Schedule 11 Service Contract

Salary	Minimum US$225,000 (to be discussed further in the light of the executive salary reviewed to be conducted by the Buyer prior to Completion).
Holiday Entitlement	21 Days
Bonus	To be discussed but to take into account DE’s contribution to the Buyer’s Group, not just DE’s contribution to the Company.
Stock Options	To be discussed but to include terms based on the Stock Option Side Letter.
Description of Role	European Vice President, Director on main board of directors of the Buyer, member of the senior management of the Company and responsible for product design and development.
Other terms
To be commensurate as far as possible with such terms in the service contracts to be entered into by the Buyer with Michael Cookson and Jennifer Klatt, taking account of time committed and responsibility.

Signed by Mr. Darren Epstein	/s/ Darren Epstein

Signed by Mr. David Strelitz	/s/ David Strelitz

Signed by Mr. Paul Freedman	/s/ Paul Freedman

Signed by	/s/ Carrick John Clough
for and on behalf of Corgi International Limited	Director